As filed with the Securities and Exchange Commission on May 20, 2004

Registration No. 333-113137

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Amendment No. 5

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ACADIA PHARMACEUTICALS INC.

(EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

Delaware	2834	06-1376651
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

3911 Sorrento Valley Boulevard, San Diego, CA 92121

(858) 558-2871

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Uli Hacksell, Ph.D.

Chief Executive Officer

ACADIA Pharmaceuticals Inc.

3911 Sorrento Valley Boulevard, San Diego, CA 92121

(858) 558-2871

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

D. Bradley Peck Glenn F. Baity Cooley Godward LLP 4401 Eastgate Mall, San Diego, CA 92121-9109 (858) 550-6000	Bruce Czachor Siang H. Chin Shearman & Sterling LLP 1080 Marsh Road, Menlo Park, CA 94025-1022 (650) 838-3600

Approximate Date of Commencement of Proposed Sale to the Public:

As soon as practicable after the Registration Statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)

Common Stock, $0.0001 par value	$86,250,000	$10,928

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.
(2)	Previously paid.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Prospectus	SUBJECT TO COMPLETION, DATED MAY 20, 2004

5,000,000 Shares

Common Stock

ACADIA Pharmaceuticals Inc. is offering 5,000,000 shares of common stock. This is our initial public offering, and no public market currently exists for our shares. We anticipate that the initial public offering price will be between $12.00 and $14.00 per share. After the offering, the market price for our shares may be outside this range.

Our common stock has been approved for quotation on The Nasdaq National Market under the symbol “ACAD”.

Investing in our common stock involves a high degree of risk. See “ Risk Factors” beginning on page 7.

	Per Share	Total

Offering price	$	$

Discounts and commissions to underwriters	$	$

Offering proceeds to ACADIA Pharmaceuticals Inc., before expenses	$	$

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

We have granted the underwriters the right to purchase up to 750,000 additional shares of common stock to cover any over-allotments. The underwriters can exercise this right at any time within 30 days after the offering. The underwriters expect to deliver the shares of common stock to investors on or about             , 2004.

Banc of America Securities LLC	Piper Jaffray

JMP Securities	Adams, Harkness & Hill, Inc.

                , 2004

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. We are not making offers to sell or seeking offers to buy these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus is accurate as of the date on the front of this prospectus only, regardless of the time of delivery of this prospectus or any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

References in this prospectus to “ACADIA,” “the Company,” “we,” “us” and “our” refer to ACADIA Pharmaceuticals Inc.

References in this prospectus to our certificate of incorporation and bylaws refer to the certificate of incorporation and bylaws that will be in effect upon the completion of this offering.

“ACADIA” and “R-SAT” are our trademarks. This prospectus also includes trademarks and trade names owned by other parties, and these trademarks and trade names are the property of their respective owners.

i

SUMMARY

This summary highlights information contained elsewhere in this prospectus. The summary highlights what we believe is the most important information about us and this offering. This summary is not complete and does not contain all of the information you should consider before investing in our common stock. You should read the entire prospectus carefully, including the “Risk Factors” section and our consolidated financial statements and the related notes included elsewhere in this prospectus before making an investment decision.

ACADIA PHARMACEUTICALS INC.

We are a biopharmaceutical company focused on the discovery, development and commercialization of small molecule drugs for the treatment of central nervous system disorders. We currently have five drug programs in clinical and preclinical development. Our three clinical programs are ACP-103 for treatment-induced dysfunction in Parkinson’s disease currently in Phase II clinical trials, and ACP-104 and ACP-103, both for the treatment of schizophrenia and expected to enter into Phase II clinical trials in 2004. We have retained worldwide commercialization rights to these drug candidates. We also have two preclinical programs for the development of drug candidates for neuropathic pain and glaucoma in collaboration with Allergan, Inc. Using our proprietary drug discovery platform, we have discovered all of the drug candidates in our product pipeline.

The annual worldwide market for drugs used to treat Parkinson’s disease exceeds $2 billion, and the annual worldwide market for drugs used to treat schizophrenia and other psychoses exceeds $12 billion. Current therapies in each of these two markets have substantial limitations, and we believe that significant opportunities exist for improved therapies.

We leverage our proprietary drug discovery platform and expertise through collaborations with leading pharmaceutical and biotechnology companies. We have three collaborations with Allergan and one with Amgen for the discovery of small molecule drug candidates and a technology license agreement with Aventis.

We have assembled a management team with significant industry experience to lead the discovery, development and commercialization of our drug programs. We complement our management team with a network of scientific and clinical advisors that includes recognized experts in the fields of Parkinson’s disease, schizophrenia and other central nervous system disorders.

Our Clinical and Preclinical Development Programs

In our first clinical program, we discovered and are developing ACP-103, a small molecule drug candidate, to treat the debilitating psychiatric and neurological dysfunction produced by current Parkinson’s disease therapies. ACP-103 is given orally and blocks the activity of a drug target that plays an important role in the treatment of various neuropsychiatric disorders. We are currently conducting our second Phase II clinical trial with ACP-103. This trial is designed to evaluate the efficacy and safety of this drug candidate in Parkinson’s disease patients suffering from treatment-induced hallucinosis or psychosis without impairing motor skills.

In February 2004, we completed the treatment phase of a Phase Ib/IIa clinical trial designed to evaluate the safety and tolerability of ACP-103 in Parkinson’s disease patients. In 2003, we completed two Phase I clinical trials that assessed the safety, tolerability and blood drug levels of ACP-103. In all of our clinical trials to date, ACP-103 has been well tolerated and no serious adverse events have been observed.

In our second clinical program, we are developing ACP-104, a small molecule drug candidate, as a novel therapy for schizophrenia with the added advantage of beneficial cognitive effects. We plan to conduct four Phase II clinical trials with ACP-104 in 2004. The first two clinical trials will focus on safety and tolerability, and the second two clinical trials are designed to assess the efficacy of ACP-104 in the treatment of patients with schizophrenia having acute psychosis or untreated cognitive disturbances. ACP-104 acts upon a set of targets that have been validated by clinical experience to provide antipsychotic activity and cognitive enhancement.

In our third clinical program, we discovered and are developing ACP-103 as a therapy for schizophrenia to be used together with current antipsychotic treatments. We plan to initiate a Phase II clinical trial with ACP-103 in mid-2004 to evaluate its ability, in combination with an antipsychotic drug, to reduce acute exacerbations of schizophrenia. We believe that the use of ACP-103 will result in an improved antipsychotic therapy without the severe, dose-limiting side effects of existing drugs.

In addition to our clinical programs, we have two programs in preclinical development in collaboration with Allergan. In the first program, we have discovered a new class of compounds that we believe represents a significant breakthrough in the treatment of neuropathic pain. Allergan has announced that it intends to initiate Phase I clinical trials for two compounds in 2004 and begin Phase II clinical trials in this program in 2005. In the second program, we have discovered, and in collaboration with Allergan, are developing AC-262271, a small molecule drug candidate for the treatment of glaucoma. AC-262271 has been found to have a promising preclinical profile and has been selected for testing for lowering intraocular pressure in humans.

Our Drug Discovery Platform

We have built a proprietary drug discovery platform that we use to rapidly discover new compounds that may serve as potential treatments for significant unmet medical needs. Our platform encompasses proprietary target-based and chemistry-based technologies that we integrate with our discovery and development capabilities. We believe that the breadth of our discovery and development programs and the rapid pace at which we have discovered drug candidates provide strong validation of our proprietary platform and a basis for expanding our pipeline.

We have established drug discovery and technical expertise in the areas of molecular biology, ultra-high throughput screening, molecular and behavioral pharmacology, and combinatorial, medicinal and analytical chemistry. In addition, we collaborate with world-renowned scientists, clinicians and academic institutions. We believe that our expertise, combined with our proprietary drug discovery platform, has allowed us to discover drug candidates more efficiently than traditional approaches.

Our Strategy

Our goal is to become a leader in the discovery, development and commercialization of novel small molecule drugs for the treatment of central nervous system disorders and other areas of unmet medical need. Key elements of our strategy are to:

•	develop and commercialize our lead drug candidates;

•	expand our pipeline of drug candidates for the treatment of central nervous system disorders;

•	selectively establish strategic collaborations to advance and maximize the commercial potential of our pipeline;

•	leverage our proprietary drug discovery platform to identify novel drug candidates outside of our core focus;

•	maintain and enhance our technology leadership position; and

•	opportunistically in-license or acquire complementary technologies and drug candidates.

Risks Associated with Our Business

Our business is subject to numerous risks that are highlighted in the section entitled “Risk Factors” immediately following this prospectus summary. All of our drug candidates, including ACP-103 and ACP-104, are in clinical or earlier stages of development. We have not received regulatory approval for, or received commercial revenues from, any of our drug candidates.

Our Corporate Information

We were incorporated in Vermont in 1993 as Receptor Technologies, Inc. In 1997, we reincorporated in Delaware and changed our name to ACADIA Pharmaceuticals Inc. Our principal executive offices are located at 3911 Sorrento Valley Boulevard, San Diego, California 92121, and our telephone number at that address is (858) 558-2871. We also have chemistry research facilities located near Copenhagen, Denmark. Our website is located at www.acadia-pharm.com. We do not consider information contained on, or that can be accessed through, our website to be part of this prospectus.

THE OFFERING

Common stock offered	5,000,000 shares

Common stock outstanding after this offering	16,779,246 shares

Use of proceeds

We intend to use approximately $30 million of the net proceeds from this offering to fund research and development activities, including clinical trials, and preclinical development and research expenses, and the remaining balance for working capital and general corporate purposes.

Nasdaq National Market symbol	ACAD

Risk factors	See “Risk Factors” and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

The number of shares of our common stock to be outstanding after this offering is based on the number of shares outstanding as of March 31, 2004. Except as otherwise indicated, all information in this prospectus assumes the following:

•	a 1-for-2 reverse stock split of our common stock and preferred stock to be effected prior to the closing of this offering;

•	no exercise of the underwriters’ over-allotment option;

•	the conversion or reclassification, as applicable, of all of our outstanding shares of preferred stock into 9,900,913 shares of common stock upon the closing of this offering;

•	the automatic conversion of the $1 million principal of and accrued interest on a convertible promissory note into 77,492 shares of our common stock upon the closing of this offering, assuming an estimated initial public offering price of $13.00 per share and 30 days of accrued interest; and

•	amendments to our certificate of incorporation and bylaws to be effective upon completion of this offering.

The number of shares of our common stock to be outstanding after this offering excludes:

•	1,679,590 shares issuable upon exercise of options outstanding at March 31, 2004, at a weighted average exercise price of $2.08 per share;

•	74,073 shares issuable upon exercise of warrants outstanding at March 31, 2004, at an exercise price of $8.10 per share; and

•	749,545 shares available for future grant at March 31, 2004 under our 1997 stock option plan, and an aggregate of 325,000 additional shares available for future grant under our 2004 equity incentive plan and 2004 employee stock purchase plan, both of which will be effective upon the completion of this offering.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following table sets forth a summary of our historical consolidated financial information. You should read this information in conjunction with our consolidated financial statements and related notes and the information under “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	Year Ended December 31,					Three Months Ended March 31,
	1999	2000	2001	2002	2003	2003	2004
						(unaudited)
	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Revenues	$2,238	$4,312	$3,714	$6,276	$7,378	$1,850	$924

Operating expenses:
Research and development	7,525	9,728	13,090	14,921	16,935	4,131	5,749
General and administrative	2,452	2,999	3,756	2,818	2,791	746	912
Stock-based compensation	106	2,854	2,147	1,163	1,392	225	695

Total operating expenses	10,083	15,581	18,993	18,902	21,118	5,102	7,356

Loss from operations	(7,845)	(11,269)	(15,279)	(12,626)	(13,740)	(3,252)	(6,432)
Interest income (expense), net	400	1,075	873	(242)	(352)	(158)	(49)

Net loss	$(7,445)	$(10,194)	$(14,406)	$(12,868)	$(14,092)	$(3,410)	$(6,481)

Net loss per common share, basic and diluted	$(1.92)	$(1.91)	$(2.99)	$(2.24)	$(1.24)	$(0.32)	$(0.58)

Weighted average shares used in computing net loss per common share, basic and diluted(1)	1,043	1,070	1,208	1,452	1,459	1,456	1,495

Net loss per participating preferred share, basic and diluted	$(1.91)	$(2.15)	$(2.50)	$(2.23)	$(1.46)	$(0.49)	$(0.57)

Weighted average participating preferred shares outstanding, basic and diluted(1)	2,846	3,788	4,313	4,313	8,412	5,990	9,901

Unaudited pro forma net loss per common share, basic and diluted					$(1.43)		$(0.57)

Weighted average shares used in computing unaudited pro forma net loss per share, basic and diluted(1)					9,871		11,396

	At March 31, 2004
	Actual	Pro Forma As Adjusted(2)
	(unaudited, $ in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and investment securities	$22,494	$82,644
Working capital	13,249	72,399
Total assets	27,416	87,566
Long-term debt, less current portion	877	877
Convertible preferred stock	74,514	—
Total stockholders’ equity (deficit)	(58,416)	76,256

(1)	Please see note 2 of the notes to our consolidated financial statements included elsewhere in this prospectus for an explanation of the determination of the number of shares used in computing per share data.
(2)	Unaudited pro forma as adjusted consolidated balance sheet data reflects the conversion or reclassification, as applicable, of all of our outstanding shares of preferred stock into shares of common stock and the automatic conversion of the $1 million principal of and accrued interest on a convertible promissory note issued in early May 2004 into 77,492 shares of our common stock upon the closing of this offering, and reflects the net proceeds of approximately $59.2 million from the sale and issuance of 5,000,000 shares of our common stock in this offering at an assumed initial public offering price of $13.00 per share, the midpoint of the estimated initial public offering price range, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

Before investing in our common stock, you should consider carefully the following risk factors, as well as the information contained in the rest of this prospectus.

Risks Related to Our Business

We expect our net losses to continue for at least several years and are unable to predict the extent of future losses or when we will become profitable, if ever.

We have experienced significant net losses since our inception. For the year ended December 31, 2003, we had a net loss of $14.1 million. For the three months ended March 31, 2004, we had a net loss of $6.5 million. As of March 31, 2004, we had an accumulated deficit of approximately $74.8 million. We expect our annual net losses to increase over the next several years as we expand our research and development activities, incur significant preclinical and clinical development costs, and enhance our infrastructure.

We have not received, and do not expect to receive for at least the next several years, any revenues from the commercialization of our drug candidates. Our primary source of revenues in 2003 was from research and milestone payments under our collaboration agreements with Allergan and Amgen. In 2003, we received 67% of our revenues from collaborations with Allergan and 32% of our revenues from our collaboration with Amgen. For the three-month period ended March 31, 2004, we received all of our revenues from our collaborations with Allergan, as the research term of our collaboration with Amgen was completed in late 2003. We anticipate that our collaborations with pharmaceutical companies will continue to be our primary source of revenues for the next several years, which provide us with research funding and potential milestone payments and royalties. We cannot be certain that the milestones required to trigger revenues will be reached or that we will secure additional collaboration agreements. To obtain revenues from our drug candidates, we must succeed, either alone or with others, in developing, obtaining regulatory approval for, and manufacturing and marketing drugs with significant market potential. We may never succeed in these activities, and may never generate revenues that are significant enough to achieve profitability.

Our most advanced clinical products are in clinical trials, which are long, expensive and unpredictable, and there is a high risk of failure.

Preclinical testing and clinical trials are long, expensive and unpredictable processes that can be subject to delays. It may take several years to complete the preclinical testing and clinical development necessary to commercialize a drug, and delays or failure can occur at any stage. Interim results of clinical trials do not necessarily predict final results, and success in preclinical testing and early clinical trials does not ensure that later clinical trials will be successful. A number of companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in advanced clinical trials even after promising results in earlier trials.

All of our drug candidates are at an early stage of development and the historical rate of failures for drug candidates is extremely high. Our most advanced clinical program, ACP-103 for treatment-induced dysfunction in Parkinson’s disease, is in early Phase II clinical trials. Our other two early clinical programs, ACP-104 and ACP-103, each for the treatment of schizophrenia, are expected to start Phase II clinical trials in 2004.

In connection with clinical trials, we face risks that:

•	a drug candidate may not prove to be efficacious;

•	patients may die or suffer other adverse effects for reasons that may or may not be related to the drug candidate being tested;

•	the results may not confirm the positive results of earlier trials; and

•	the results may not meet the level of statistical significance required by the Food and Drug Administration, or FDA, or other regulatory agencies.

If we do not successfully complete preclinical and clinical development, we will be unable to market and sell products derived from our drug candidates and to generate product revenues. Even if we do successfully complete our Phase I and Phase II clinical trials, those results are not necessarily predictive of results of future trials. Of the large number of drugs in development, only a small percentage result in the submission of a new drug application to the FDA and even fewer are approved for commercialization.

Delays, suspensions and terminations in our clinical trials could result in increased costs to us and delay our ability to generate product revenues.

The commencement of clinical trials can be delayed for a variety of reasons, including delays in:

•	demonstrating sufficient safety and efficacy to obtain regulatory approval to commence a clinical trial;

•	reaching agreement on acceptable terms with prospective contract research organizations and clinical trial sites;

•	manufacturing sufficient quantities of a drug candidate;

•	obtaining approval of an Investigational New Drug application from the FDA;

•	obtaining institutional review board approval to conduct a clinical trial at a prospective site; and

•	insufficient patient enrollment, which is a function of many factors, including the size of the patient population, the nature of the protocol, the proximity of patients to clinical sites, the availability of effective treatments for the relevant disease and the eligibility criteria for the clinical trial.

Once a clinical trial has begun, it may be delayed, suspended or terminated due to a number of factors, including:

•	ongoing discussions with regulatory authorities regarding the scope or design of our clinical trials or requests by them for supplemental information with respect to our clinical trial results;

•	failure to conduct clinical trials in accordance with regulatory requirements;

•	lower than anticipated retention rate of patients in clinical trials;

•	serious adverse events or side effects experienced by participants; and

•	insufficient supply or deficient quality of drug candidates or other materials necessary for the conduct of our clinical trials.

Many of these factors described above may also ultimately lead to denial of regulatory approval of a current or potential drug candidate. If we experience delays in our clinical trials, the commercial prospects for our drug candidates will be harmed, and our ability to generate product revenues will be delayed.

If we fail to obtain the capital necessary to fund our operations, we will be unable to successfully develop products.

We have consumed substantial amounts of capital since our inception. For the year ended December 31, 2003 and the three months ended March 31, 2004, we used $13.2 million and $4.7 million, respectively, in cash, cash equivalents and investment securities to fund our activities. Although we believe our existing cash resources plus the proceeds of this offering and anticipated payments from existing collaboration agreements will be sufficient to fund our anticipated cash requirements through 2005, we will require significant additional financing in the future to fund our operations. Our future capital requirements will depend on, and could increase significantly as a result of, many factors, including:

•	progress in, and the costs of, our preclinical studies and clinical trials and other research and development programs;

•	the scope, prioritization and number of research and development programs;

•	the ability of our collaborators and us to reach the milestones, and other events or developments, under our collaboration agreements;

•	the costs involved in filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

•	the costs of securing manufacturing arrangements for clinical or commercial production; and

•	the costs of establishing or contracting for sales and marketing capabilities if we obtain regulatory clearances to market our drug candidates.

Until we can generate significant continuing revenues, we expect to satisfy our future cash needs through strategic collaborations, private or public sales of our securities, debt financings or by licensing all or a portion of our drug candidates or technology. We cannot be certain that additional funding will be available to us on acceptable terms, or at all. If funds are not available, we may be required to delay, reduce the scope of, or eliminate one or more of our research or development programs or our commercialization efforts. Further, additional funding may significantly dilute existing stockholders.

We depend on collaborations with third parties to develop and commercialize selected drug candidates and to provide the majority of our revenues.

A key aspect of our strategy is to selectively enter into collaborations with third parties. We currently rely, and will continue to rely, on our collaborators for financial resources and for development, commercialization and regulatory expertise for selected drug candidates. We received approximately 99% of our revenues for the year ended December 31, 2003 from our collaborations with Allergan and Amgen. For the three months ended March 31, 2004, we received all of our revenues from our collaborations with Allergan. We expect that a similar percentage of our revenues for the foreseeable future will be generated by collaborations.

Our collaborators may fail to develop or effectively commercialize products using our drug candidates or technologies because they:

•	do not have sufficient resources or decide not to devote the necessary resources due to internal constraints such as limited cash or human resources;

•	decide to pursue a competitive potential product developed outside of the collaboration; or

•	cannot obtain the necessary regulatory approvals.

The continuation of our collaborations is dependent on our collaborators’ periodic renewal of the governing agreements. Allergan and Amgen can terminate our existing collaborations before the full term of these collaborations under specific circumstances, including in some cases the right to terminate upon notice. We may not be able to renew these collaborations on acceptable terms, if at all. We also face competition in our search for new collaborators.

If conflicts arise with our collaborators, they may act in their self interests, which may be adverse to our interests.

Conflicts may arise in our collaborations due to one or more of the following:

•	disputes with respect to payments that we believe are due under a collaboration agreement;

•	disagreements with respect to ownership of intellectual property rights;

•	unwillingness on the part of a collaborator to keep us informed regarding the progress of its development and commercialization activities, or to permit public disclosure of these activities;

•	delay of a collaborator’s development or commercialization efforts with respect to our drug candidates; or

•	termination or non-renewal of the collaboration.

Conflicts arising with our collaborators could harm our reputation, result in a loss of revenues, reduce our cash position and cause a decline in our stock price.

In addition, in each of our collaborations, we generally have agreed not to conduct independently, or with any third party, any research that is competitive with the research conducted under our collaborations. Our collaborations may have the effect of limiting the areas of research that we may pursue, either alone or with others. Our collaborators, however, may develop, either alone or with others, products in related fields that are competitive with the products or potential products that are the subject of these collaborations.

We have collaborations with Allergan for the development of drug candidates related to neuropathic pain and glaucoma. Allergan currently markets therapeutic products to treat glaucoma and is engaged in other research programs related to glaucoma and other ophthalmic products that are independent from our development program in this therapeutic area. Allergan is also pursuing other research programs related to pain management that are independent from our collaboration in this therapeutic area. Competing products, either developed by our collaborators or to which our collaborators have rights, may result in their withdrawal of support for our drug candidates.

We rely on third parties to coordinate our clinical trials and perform data collection and analysis, which may result in costs and delays that prevent us from successfully commercializing drug candidates.

Although we design and manage our current preclinical studies and clinical trials, we currently do not have the ability to coordinate clinical trials for our drug candidates. In addition to our collaborators, we rely on contract research organizations, medical institutions, clinical investigators and contract laboratories to perform data collection and analysis and other aspects of our clinical trials. In addition, we also rely on third parties to assist with our preclinical studies, including studies regarding biological activity, safety, absorption, metabolism and excretion of drug candidates.

Our preclinical development activities or clinical trials may be delayed, suspended or terminated if:

•	these third parties do not successfully carry out their contractual duties or regulatory obligations or meet expected deadlines;

•	these third parties need to be replaced; or

•	the quality or accuracy of the data obtained by third parties is compromised due to their failure to adhere to our clinical protocols or regulatory requirements or for other reasons.

Failure to perform by these third parties may increase our development costs, delay our ability to obtain regulatory approval and prevent the commercialization of our drug candidates. We currently use three contract research organizations to perform services for our preclinical studies and clinical trials. While we believe that there are numerous alternative sources to provide these services, in the event that we seek such alternative sources, we may not be able to enter into replacement arrangements without delays or additional expenditures. We cannot estimate these costs or delays with certainty but do not expect them to be material.

Even if we successfully complete the clinical trials of our drug candidates, they may fail for other reasons.

Even if we successfully complete the clinical trials of our drug candidates, they may fail for other reasons, including the possibility that the drug candidates will:

•	fail to receive the regulatory clearances required to market them as drugs;

•	be subject to proprietary rights held by others requiring the negotiation of a license agreement prior to marketing;

•	be difficult or expensive to manufacture on a commercial scale; or

•	fail to compete with drug candidates or other treatments commercialized by our competitors.

Our drug candidates may not gain acceptance among physicians, patients and the medical community, thereby limiting our potential to generate revenues.

Even if our drug candidates are approved for commercial sale by the FDA or other regulatory authorities, the degree of market acceptance of any approved drug candidate by physicians, healthcare professionals and third-party payors and our profitability and growth will depend on a number of factors, including:

•	our ability to provide acceptable evidence of safety and efficacy;

•	relative convenience and ease of administration;

•	the prevalence and severity of any adverse side effects;

•	availability of alternative treatments;

•	pricing and cost effectiveness, which may be subject to regulatory control;

•	effectiveness of our or our collaborators’ sales and marketing strategy; and

•	our ability to obtain sufficient third-party insurance coverage or reimbursement.

If any drug candidate that we discover and develop does not provide a treatment regimen that is as beneficial as the current standard of care or otherwise does not provide patient benefit, that product likely will not achieve market acceptance and we will not generate sufficient revenues to achieve or maintain profitability.

We do not know whether one of our drug candidates, ACP-104, will have the same adverse effects as clozapine, a currently available therapy.

One of our drug candidates under development is ACP-104 for the treatment of schizophrenia. ACP-104 is formed in the body from clozapine, a generic drug that is currently approved as a “second-line” therapy for schizophrenia in the United States. This means that clozapine will only be prescribed to a patient after a doctor determines that the patient has failed to progress under a “first-line” therapy consisting of antipsychotic drugs. Clozapine is associated with the occurrence of a rare and potentially fatal blood disorder leading to a complete loss of white blood cells, known as agranulocytosis, in approximately 1% of the patients. As a result, patients being treated with clozapine are subject to weekly or bi-weekly blood monitoring. In addition, one of the other side effects of clozapine is the occurrence of seizures, which is found in approximately 5% of users. ACP-104 may have the same adverse effects of clozapine or other significant adverse effects and, if successfully developed, may also only be approved as a “second-line” therapy. These factors could substantially limit the commercial potential of ACP-104 and may substantially restrict its potential market.

If we are unable to attract, retain and motivate key management and scientific staff, our drug development programs and our research and discovery efforts may be delayed and we may be unable to successfully develop or commercialize our drug candidates.

Our success depends on our ability to attract, retain and motivate highly qualified management and scientific personnel. In particular, our drug discovery and development programs depend on our ability to attract and retain highly skilled chemists, biologists, pharmacologists and development personnel, especially in the fields of central nervous system disorders, including neuropsychiatric and pain disorders. In addition, we will need to hire additional personnel as we continue to expand our clinical development and other research and development activities. We face competition for experienced scientists and other technical personnel from numerous companies and academic and other research institutions. Competition for qualified personnel is particularly intense in the San Diego, California area. If we are unable to attract and retain the necessary personnel, this will significantly impede the achievement of our research and development objectives and our ability to meet the demands of our collaborators in a timely fashion.

Although we have employment agreements with key members of management, all of our employees are “at will” employees, which means that any employee may quit at any time and we may terminate any employee at any time. We do not carry “key person” insurance covering members of senior management. In particular, if we lose Mark R. Brann, Ph.D., our founder, President, Chief Scientific Officer and a director, or Uli Hacksell, Ph.D., our Chief Executive Officer and a director, we may not be able to find suitable replacements and our business would be harmed as a result.

We do not know whether our drug discovery platform will lead to the discovery or development of commercially viable drug candidates.

Our drug discovery platform uses new and unproven methods to identify and develop drug candidates that will be safe, well tolerated and effective in humans. We have never successfully completed clinical development of any of our drug candidates, and there are no drugs on the market that have been discovered using our drug discovery platform.

Much of our research focuses on small molecule drugs for the treatment of central nervous system disorders. Due to our limited resources, we may have to forego potential opportunities with respect to discovering drug candidates to treat diseases or conditions in other areas. If we are not able to use our technologies to discover and develop drug candidates that can be commercialized, we may not achieve profitability. In the future, we may find it necessary to license the technology of others, or in-license, or acquire additional drug candidates to augment the results of our internal discovery activities. If we are unable to identify new drug candidates using our drug discovery platform, we may be unable to establish or maintain a clinical development pipeline or generate product revenues.

We may not be able to continue or fully exploit our collaborations with outside scientific and clinical advisors, which could impair the progress of our clinical trials and our research and development efforts.

We work with scientific and clinical advisors at academic and other institutions who are experts in the field of central nervous system disorders. They assist us in our research and development efforts and advise us with respect to our clinical trials. These advisors are not our employees and may have other commitments that would limit their future availability to us. Although our scientific and clinical advisors and collaborators generally agree not to engage in competing work, if a conflict of interest arises between their work for us and their work for another entity, we may lose their services, which may impair our reputation in the industry and delay the clinical development of our drug candidates.

We will need to increase the size of our organization, and we may encounter difficulties managing our growth, which could adversely affect our results of operations.

We will need to expand and effectively manage our operations and facilities in order to advance our drug development programs, achieve milestones under our collaboration agreements, facilitate additional collaborations and pursue other development activities. It is possible that our human resources and infrastructure may be inadequate to support our future growth. To manage our growth, we will be required to continue to improve our operational, financial and management controls, reporting systems and procedures in at least two countries and to attract and retain sufficient numbers of talented employees. In addition, we may have to develop sales, marketing and distribution capabilities if we decide to market any drug that we may successfully develop without partnering with third parties. We may not successfully manage the expansion of our operations and, accordingly, may not achieve our research, development and commercialization goals.

We face financial and administrative challenges in coordinating the operations of our Danish subsidiary with our activities in California, which could have on adverse impact on our operations.

Our subsidiary in Denmark, ACADIA Pharmaceuticals A/S, employs approximately 37% of our total personnel, and is engaged in research and development activities with primary responsibility for combinatorial, medicinal and analytical chemistry. Our principal executive offices, however, are located in California. The additional administrative expense required to monitor and coordinate activities in both Denmark and California could divert management resources from other important endeavors and, in turn, delay any development and commercialization efforts. In addition, currency fluctuations involving our Danish operations may cause foreign currency translation gains and losses. These exchange-rate fluctuations could have a negative effect on our operations. We do not engage in currency hedging transactions.

We expect that our results of operations will fluctuate, which may make it difficult to predict our future performance from period to period.

Our quarterly operating results have fluctuated in the past and are likely to do so in the future. Some of the factors that could cause our operating results to fluctuate from period to period include:

•	the status of development of ACP-103 and ACP-104 and the preclinical and clinical development of our other drug candidates;

•	whether we generate revenues by achieving specified research or commercialization milestones under any agreements;

•	the incurrence of preclinical or clinical expenses that could fluctuate significantly from period to period;

•	the initiation, termination or reduction in the scope of our collaborations during these periods or any disputes regarding these collaborations;

•	the timing of our satisfaction of applicable regulatory requirements;

•	the rate of expansion of our clinical development and other internal research and development efforts;

•	the effect of competing technologies and products and market developments; and

•	general and industry specific economic conditions.

We believe that quarterly comparisons of our financial results are not necessarily meaningful and should not be relied upon as an indication of our future performance.

Relying on third-party manufacturers may result in delays in our clinical trials and product introductions.

We have no manufacturing facilities and have no experience in the manufacturing of drugs or in designing drug-manufacturing processes. We have contracted with third-party manufacturers to produce, in collaboration with us, our drug candidates for clinical trials. If any of our drug candidates are approved by the FDA or other regulatory agencies for commercial sale, we may need to contract with a third party to manufacture them in larger quantities. We currently use two third-party manufacturers to produce ACP-103 and ACP-104 for us. While we believe that there are numerous alternative sources available to manufacture our drug candidates, in the event that we seek such alternative sources, we may not be able to enter into replacement arrangements without delays or additional expenditures. We cannot estimate these delays or costs with certainty but do not expect them to be material.

Our manufacturers are obliged to operate in accordance with FDA-mandated current good manufacturing practices, or cGMPs. A failure of any of our contract manufacturers to establish and follow cGMPs and to document their adherence to such practices may lead to significant delays in clinical trials or obtaining regulatory approval of drug candidates or the ultimate launch of our products into the market. Failure by our third-party manufacturers or us to comply with applicable regulations could result in sanctions being imposed on us, including fines, injunctions, civil penalties, failure of the government to grant premarket approval of drugs, delays, suspension or withdrawal of approvals, seizures or recalls of products, operating restrictions and criminal prosecutions.

If we are unable to establish sales and marketing capabilities or enter into agreements with third parties to sell and market any products we may develop, we may not be able to generate product revenue.

We do not currently have an organization for the sales, marketing and distribution of pharmaceutical products. In order to market any products that may be approved by the FDA, we must build our sales, marketing, managerial and other non-technical capabilities or make arrangements with third parties to perform these services. If we are unable to establish adequate sales, marketing and distribution capabilities, whether independently or with third parties, we may not be able to generate product revenue and may not become profitable.

If we engage in any acquisition, we will incur a variety of costs and may never realize the anticipated benefits of the acquisition.

We may attempt to acquire businesses, technologies, services or products or in-license technologies that we believe are a strategic fit with our business. We have limited experience in identifying acquisition targets, successfully completing proposed acquisitions and integrating any acquired businesses, technologies, services or products into our current infrastructure. The process of integrating any acquired business, technology, service or product may result in unforeseen operating difficulties and expenditures and may divert significant management attention from our ongoing business operations. As a result, we will incur a variety of costs in connection with an acquisition and may never realize its anticipated benefits.

Earthquake damage to our facilities could delay our research and development efforts and adversely affect our business.

Our headquarters and research and development facilities in San Diego, California are located in a seismic zone, and there is the possibility of an earthquake, which could be disruptive to our operations and result in delays in our research and development efforts. In the event of an earthquake, if our facilities or the equipment in our facilities is significantly damaged or destroyed for any reason, we may not be able to rebuild or relocate our facilities or replace any damaged equipment in a timely manner and our business, financial condition and results of operations could be materially and adversely affected. We do not have insurance for damages resulting from earthquakes.

Risks Related to Our Intellectual Property

Our ability to compete may decline if we do not adequately protect our proprietary rights.

Our commercial success depends on obtaining and maintaining proprietary rights to our drug candidates and technologies and their uses, as well as successfully defending these rights against third-party challenges. We will only be able to protect our drug candidates, proprietary technologies and their uses from unauthorized use by third parties to the extent that valid and enforceable patents or effectively protected trade secrets cover them. Although we have filed patent applications, we have not been issued patents with respect to ACP-103 and ACP-104.

Our ability to obtain patent protection for our products and technologies is uncertain due to a number of factors, including:

•	we may not have been the first to make the inventions covered by our pending patent applications or issued patents;

•	we may not have been the first to file patent applications for our drug candidates or the technologies we rely upon;

•	others may independently develop similar or alternative technologies or duplicate any of our technologies;

•	our disclosures in patent applications may not be sufficient to meet the statutory requirements for patentability;

•	any or all of our pending patent applications may not result in issued patents;

•	we may not seek or obtain patent protection in all countries that will eventually provide a significant business opportunity;

•	any patents issued to us or our collaborators may not provide a basis for commercially viable products, may not provide us with any competitive advantages or may be challenged by third parties;

•	our proprietary technologies may not be patentable;

•	others may design around our patent claims to produce competitive products which fall outside of the scope of our patents; or

•	others may identify prior art which could invalidate our patents.

Even if we obtain patents covering our drug candidates or technologies, we may still be barred from making, using and selling our drug candidates or technologies because of the patent rights of others. Others may have filed, and in the future are likely to file, patent applications covering compounds, assays, genes, gene products or therapeutic products that are similar or identical to ours. There are many issued U.S. and foreign patents relating to genes, nucleic acids, polypeptides, chemical compounds or therapeutic products, and some of these may encompass reagents utilized in the identification of candidate drug compounds or compounds that we desire to commercialize. Numerous U.S. and foreign issued patents and pending patent applications owned by others exist in the area of central nervous system disorders and the other fields in which we are developing products. These could materially affect our ability to develop our drug candidates or sell our products. Because patent applications can take many years to issue, there may be currently pending applications, unknown to us, that may later result in issued patents that our drug candidates or technologies may infringe. These patent applications may have priority over patent applications filed by us. Disputes may arise regarding the ownership or inventorship of our inventions. It is difficult to determine how such disputes would be resolved. Others may challenge the validity of our patents. If our patents are found to be invalid, we will lose the ability to exclude others from making, using or selling the inventions claimed therein.

Some of our academic institutional licensors, research collaborators and scientific advisors have rights to publish data and information to which we have rights. If we cannot maintain the confidentiality of our technology and other confidential information in connection with our collaborations, then our ability to receive patent protection or protect our proprietary information will be impaired. In addition, in-licensed technology may become important to some aspects of our business. We generally will not control the patent prosecution, maintenance or enforcement of in-licensed technology.

We have limited proprietary rights to one of our drug candidates, ACP-104, which may limit our ability to prevent competitors from exploiting that compound.

One of our drug candidates, ACP-104, is a publicly available compound, and we will have limited proprietary rights in this candidate. Other companies may obtain patents and/or regulatory approvals to use the same drug for treatments other than to treat the indications for which we have filed for patent protection. We are aware of an issued patent not owned by us that claims the use of N-desmethylclozapine, which is the chemical name for ACP-104, to induce analgesia. ACP-104, which we are developing for treatment of schizophrenia, is formed in the body from clozapine and its structure was known prior to our filing of patent applications relating to its use to treat certain conditions. Accordingly, we will not be able to obtain composition of matter patents for ACP-104. We have filed a method of use patent application for ACP-104, but a competitor could use ACP-104, and patent its method of use, for a treatment not covered by our patent application.

Confidentiality agreements with employees and others may not adequately prevent disclosure of our trade secrets and other proprietary information and may not adequately protect our intellectual property, which could limit our ability to compete.

Because we operate in the highly technical field of drug discovery and development of small molecule drugs, we rely in part on trade secret protection in order to protect our proprietary technology and processes. However, trade secrets are difficult to protect. We enter into confidentiality and intellectual property assignment agreements with our corporate partners, employees, consultants, outside scientific collaborators, sponsored researchers and other advisors. These agreements generally require that the other party keep confidential and not disclose to third parties all confidential information developed by the party or made known to the party by us during the course of the party’s relationship with us. These agreements also generally provide that inventions conceived by the party in the course of rendering services to us will be our exclusive property. However, these agreements may not be honored and may not effectively assign intellectual property rights to us. Enforcing a claim that a party illegally obtained and is using our trade secrets is difficult, expensive and time consuming and the outcome is unpredictable. In addition, courts outside the United States may be less willing to protect trade secrets. The failure to obtain or maintain trade secret protection could adversely affect our competitive position. In addition, we have not entered into any noncompete agreements with any of our employees other than Dr. Brann.

A dispute concerning the infringement or misappropriation of our proprietary rights or the proprietary rights of others could be time consuming and costly, and an unfavorable outcome could harm our business.

There is significant litigation in our industry regarding patent and other intellectual property rights. While we are not currently subject to any pending litigation, and are not aware of any threatened litigation, we may be exposed to future litigation by third parties based on claims that our drug candidates, technologies or activities infringe the intellectual property rights of others. In particular, there are many patents relating to specific genes, nucleic acids, polypeptides or the uses thereof to identify drug candidates. Some of these may encompass genes or polypeptides that we utilize in our drug development activities. If our drug development activities are found to infringe any such patents, we may have to pay significant damages. A patentee could prevent us from using the patented genes or polypeptides for the identification or development of drug compounds. There are also many patents relating to chemical compounds and the uses thereof. If our compounds are found to infringe any such patents, we may have to pay significant damages. A patentee could prevent us from making, using or selling the patented compounds. We may need to resort to litigation to enforce a patent issued to us, protect our trade secrets or determine the scope and validity of third-party proprietary rights. From time to time, we may hire scientific personnel formerly employed by other companies involved in one or more areas similar to the activities conducted by us. Either we or these individuals may be subject to allegations of trade secret misappropriation or other similar claims as a result of their prior affiliations. If we become involved in litigation, it could consume a substantial portion of our managerial and financial resources, regardless of whether we win or lose. We may not be able to afford the costs of litigation. Any legal action against our company or our collaborators could lead to:

•	payment of damages, potentially treble damages, if we are found to have willfully infringed a party’s patent rights;

•	injunctive or other equitable relief that may effectively block our ability to further develop, commercialize and sell products; or

•	we or our collaborators having to enter into license arrangements that may not be available on commercially acceptable terms, if at all.

As a result, we could be prevented from commercializing current or future products.

The patent applications of pharmaceutical and biotechnology companies involve highly complex legal and factual questions, which, if determined adversely to us, could negatively impact our patent position.

The patent positions of pharmaceutical and biotechnology companies can be highly uncertain and involve complex legal and factual questions. For example, some of our patent applications will cover gene sequences and products and the uses of those gene sequences and products. Public disclosures and patent applications related to the Human Genome Project and other genomics efforts may limit the scope of our claims or make unpatentable subsequent patent applications. No consistent policy regarding the breadth of claims allowed in biotechnology patents has emerged to date. The United States Patent and Trademark Office’s standards are uncertain and could change in the future. Consequently, the issuance and scope of patents cannot be predicted with certainty. Patents, if issued, may be challenged, invalidated or circumvented. U.S. patents and patent applications may also be subject to interference proceedings, and U.S. patents may be subject to reexamination proceedings in the United States Patent and Trademark Office (and foreign patents may be subject to opposition or comparable proceedings in the corresponding foreign patent office), which proceedings could result in either loss of the patent or denial of the patent application or loss or reduction in the scope of one or more of the claims of the patent or patent application. In addition, such interference, reexamination and opposition proceedings may be costly. Accordingly, rights under any issued patents may not provide us with sufficient protection against competitive products or processes.

In addition, changes in or different interpretations of patent laws in the United States and foreign countries may permit others to use our discoveries or to develop and commercialize our technology and products without providing any compensation to us. The laws of some countries do not protect intellectual property rights to the same extent as U.S. laws and those countries may lack adequate rules and procedures for defending our intellectual property rights. For example, some countries, including many in Europe, do not grant patent claims directed to methods of treating humans, and in these countries patent protection may not be available at all to protect our drug candidates.

If we fail to obtain and maintain patent protection and trade secret protection of our drug candidates, proprietary technologies and their uses, we could lose our competitive advantage and competition we face would increase, reducing our potential revenues and adversely affecting our ability to attain or maintain profitability.

Risks Related to Our Industry

We will be subject to stringent regulation in connection with the marketing of any products derived from our drug candidates, which could delay the development and commercialization of our products.

The pharmaceutical industry is subject to stringent regulation by the FDA and other regulatory agencies in the United States and by comparable authorities in other countries. Neither we nor our collaborators can market a pharmaceutical product in the United States until it has completed rigorous preclinical testing and clinical trials and an extensive regulatory clearance process implemented by the FDA. Satisfaction of regulatory requirements typically takes many years, depends upon the type, or complexity and novelty of the product and requires substantial resources. Even if regulatory approval is obtained, it may impose significant restrictions on the indicated uses, conditions for use, labeling, advertising, promotion and/or marketing of such products, and requirements for post-approval studies, including additional research and development and clinical trials. These limitations may limit the size of the market for the product or result in the incurrence of additional costs. Any delay or failure in obtaining required approvals could have a material adverse effect on our ability to generate revenues from the particular drug candidate.

Outside the United States, the ability to market a product is contingent upon receiving approval from the appropriate regulatory authorities. The requirements governing the conduct of clinical trials, marketing authorization, pricing and reimbursement vary widely from country to country. Only after the appropriate regulatory authority is satisfied that adequate evidence of safety, quality and efficacy has been presented will it grant a marketing authorization. Approval by the FDA does not automatically lead to the approval by regulatory authorities outside the United States, and similarly approval by regulatory authorities outside the United States will not automatically lead to FDA approval.

In addition, U.S. and foreign government regulations control access to and use of some human or other tissue samples in our research and development efforts. U.S. and foreign government agencies may also impose restrictions on the use of data derived from human or other tissue samples. Accordingly, if we fail to comply with these regulations and restrictions, the commercialization of our drug candidates may be delayed or suspended, which may delay or impede our ability to generate product revenues.

If our competitors develop and market products that are more effective than our drug candidates, they may reduce or eliminate our commercial opportunity.

Competition in the pharmaceutical and biotechnology industries is intense and expected to increase. We face competition from pharmaceutical and biotechnology companies, as well as numerous academic and research institutions and governmental agencies, both in the United States and abroad. Some of these competitors have products or are pursuing the development of drugs that target the same diseases and conditions that are the focus of our drug development programs.

For example, our potential product for treatment-induced dysfunction in Parkinson’s disease will compete with off-label use of Seroquel, marketed by Astra-Zeneca, and the generic drug clozapine. Our potential products for the treatment of schizophrenia will compete with Zyprexa, marketed by Eli Lilly, Risperdal, marketed by Johnson & Johnson, and clozapine. In the area of neuropathic pain, our potential products will compete with Neurontin, marketed by Pfizer, and Pregabalin, currently submitted for regulatory approval by Pfizer, as well as a variety of generic or proprietary opioids. Our potential products for the treatment of glaucoma will compete with Xalatan, marketed by Pfizer, and Lumigan and Alphagan, marketed by Allergan.

Many of our competitors and their collaborators have significantly greater experience than we do in the following:

•	identifying and validating targets;

•	screening compounds against targets;

•	preclinical studies and clinical trials of potential pharmaceutical products; and

•	obtaining FDA and other regulatory approvals.

In addition, many of our competitors and their collaborators have substantially greater capital and research and development resources, manufacturing, sales and marketing capabilities, and production facilities. Smaller companies also may prove to be significant competitors, particularly through proprietary research discoveries and collaboration arrangements with large pharmaceutical and established biotechnology companies. Many of our competitors have products that have been approved or are in advanced development and may develop superior technologies or methods to identify and validate drug targets and to discover novel small molecule drugs. Our competitors, either alone or with their collaborators, may succeed in developing drugs that are more effective, safer, more affordable or more easily administered than ours and may achieve patent protection or commercialize drugs sooner than us. Our competitors may also develop alternative therapies that could further limit the market for any drugs that we may develop. Our failure to compete effectively could have a material adverse affect on our business.

Any claims relating to improper handling, storage or disposal of biological, hazardous and radioactive materials used in our business could be costly and delay our research and development efforts.

Our research and development activities involve the controlled use of potentially harmful hazardous materials, including volatile solvents, biological materials such as blood from patients that has the potential to transmit disease, chemicals that cause cancer and various radioactive compounds. Our operations also produce hazardous waste products. We face the risk of contamination or injury from the use, storage, handling or disposal of these materials. We are subject to federal, state and local laws and regulations governing the use, storage, handling and disposal of these materials and specified waste products. The cost of compliance with these laws and regulations could be significant, and current or future environmental regulations may impair our research, development or production efforts. If one of our employees were accidentally injured from the use, storage, handling or disposal of these materials, the medical costs related to his or her treatment would be covered by our worker’s compensation insurance policy. However, we do not carry specific biological or hazardous waste insurance coverage and our general liability insurance policy specifically excludes coverage for damages and fines arising from biological or hazardous waste exposure or contamination. Accordingly, in the event of contamination or injury, we could be subject to criminal sanctions or fines or held liable for damages, our operating licenses could be revoked, or we could be required to suspend or modify our operations and our research and development efforts.

Consumers may sue us for product liability, which could result in substantial liabilities that exceed our available resources and damage our reputation.

Researching, developing and commercializing drug products entails significant product liability risks. Liability claims may arise from our and our collaborators’ use of products in clinical trials and the commercial sale of those products. Consumers may make these claims directly and our collaborators or others selling these products may seek contribution from us if they receive claims from consumers. Although we currently have product liability insurance that covers our clinical trials, we will need to increase and expand this coverage as we commence larger scale trials and if our drug candidates are approved for commercial sale. This insurance may be prohibitively expensive or may not fully cover our potential liabilities. Inability to obtain sufficient insurance coverage at an acceptable cost or otherwise to protect against potential product liability claims could prevent or inhibit the commercialization of products that we or our collaborators develop. Product liability claims could have a material adverse effect on our business and results of operations. Our liability could exceed our total assets if we do not prevail in a lawsuit from any injury caused by our drug products.

Risks Related to This Offering

Our stock price may be particularly volatile because we are a drug discovery and development company, and you may lose all or a substantial part of your investment.

The market prices for securities of biotechnology companies in general, and early-stage drug discovery and development companies in particular have been highly volatile and may continue to be highly volatile in the future. The following factors, in addition to other risk factors described in this section, may have a significant impact on the market price of our common stock:

•	the development status of our drug candidates, including results of our clinical trials for ACP-103 and ACP-104;

•	market conditions or trends related to biotechnology and pharmaceutical industries, or the market in general;

•	announcements of technological innovations, new commercial products or other material events by our competitors or us;

•	disputes or other developments concerning our proprietary rights;

•	changes in, or failure to meet, securities analysts’ or investors’ expectations of our financial performance;

•	additions or departures of key personnel;

•	discussions of our business, products, financial performance, prospects or stock price by the financial and scientific press and online investor communities such as chat rooms;

•	public concern as to genetic testing or the safety of drugs and drug delivery techniques;

•	regulatory developments in the United States and foreign countries; or

•	economic and political factors, including wars, terrorism and political unrest.

In the past, following periods of volatility in the market price of a particular company’s securities, securities class action litigation has often been brought against that company. We may become subject to this type of litigation, which is often extremely expensive and diverts management’s attention.

There is no prior market for our common stock and you may not be able to resell your shares at or above the initial offering price.

Prior to this offering, there has been no public market for shares of our common stock. An active, liquid trading market may not develop following completion of this offering, or if developed, may not be maintained. If you purchase shares of our common stock in this offering, you will not pay a price that was established in a competitive market. Rather, you will pay a price that we negotiated with the representatives of the underwriters. This price may not be indicative of prices that will prevail in the future in the trading market. Among the factors to be considered in determining the initial public offering price of the common stock, in addition to prevailing market conditions, will be:

•	estimates of our business potential and the earnings prospects of the drug candidates in our development programs;

•	an assessment of our management; and

•	market valuations of early-stage drug discovery and development companies.

The market price of the common stock may decline below the initial public offering price, and you may not be able to resell your shares at or above this price.

Our management has broad discretion over the use of the proceeds from this offering, and we may not use these proceeds effectively, which could adversely affect our results of operations.

Our management will have significant flexibility in applying the net proceeds of this offering and could use these proceeds for corporate purposes that do not increase our profitability or our market value, or in ways with which our stockholders may not agree. Investors will be relying on the judgment of our management regarding the application of the proceeds of this offering. We may use the net proceeds for corporate purposes that do not yield a significant return or any return at all for our stockholders, which may cause our stock price to decline.

If our officers, directors and largest stockholders choose to act together, they may be able to control our management and operations, acting in their best interests and not necessarily those of other stockholders.

Following completion of this offering, our directors, executive officers and holders of 5% or more of our outstanding common stock and their affiliates will beneficially own approximately 37.9% of our common stock, based on their beneficial ownership at March 31, 2004 (after giving effect to the conversion or reclassification, as applicable, of all outstanding shares of our preferred stock and the automatic conversion of a convertible promissory note into shares of our common stock, but assuming no exercise of the underwriters’ over-allotment option and no exercise of outstanding options or warrants). As a result, these stockholders, acting together, will have the ability to significantly influence all matters requiring approval by our stockholders, including the election of all of our directors, amendments to our certificate of incorporation, going-private transactions and the approval of mergers or other business combination transactions. The interests of this group of stockholders may not always coincide with our interests or the interests of other stockholders, and they may act in a manner that advances their best interests and not necessarily those of other stockholders.

If our stockholders sell substantial amounts of our common stock after the public offering, the market price of our common stock may decline.

A significant number of shares of our common stock are held by a small number of stockholders. Sales of a significant number of shares of our common stock after this offering, or the expectation that such sales may occur, could significantly reduce the market price of our common stock. The holders of most of our outstanding capital stock have agreed with the underwriters of this offering to be bound by a 180-day lock-up agreement that prohibits these holders from selling or transferring their stock, other than in specific circumstances. However, Banc of America Securities LLC, on behalf of the underwriters, at its discretion can waive the restrictions of the lock-up agreement at an earlier time without prior notice or announcement. We have been advised that Banc of America Securities LLC, in evaluating whether to waive the restrictions in a lock-up agreement, may consider a number of factors with a view toward maintaining an orderly market for, and minimizing volatility in the market price of, our common stock. These factors include, among others, the number of shares involved, the then recent trading volume and prices of our common stock, the length of time before the lock-up expires and the reasons for, and the timing of, the request. In addition, after the lock-up expires, at least              shares of our common stock will become freely tradable, and holders of at least 10,003,289 shares of our common stock will have rights to cause us to file a registration statement on their behalf or include their shares in registration statements that we may file on our behalf or on behalf of other stockholders.

We also intend to register all common stock that we may issue under our 1997 stock option plan, 2004 equity incentive plan and 2004 employee stock purchase plan. Once we register these shares, they can be freely sold in the public market upon issuance, subject to restrictions under the securities laws and the lock-up agreements described in “Underwriting.” As of March 31, 2004, we had issued 650,858 shares of our common stock under these plans, and 772,189 shares of our common stock were vested under outstanding options. Sales of these shares could impede our ability to raise future capital or reduce the trading price of our common stock. Please see “Shares Eligible for Future Sale” for a description of sales that may occur in the future.

As a new investor, you will experience immediate and substantial dilution in the net tangible book value of your investment.

Purchasers in this offering will experience immediate and substantial dilution in the net tangible book value per share of the common stock from the initial public offering price. Because we expect the offering price to be substantially higher than the net tangible book value per share of the common stock, if you purchase shares in this offering, you will incur dilution in the net tangible book value per share of your shares of $8.46 based on an assumed initial public offering price of $13.00 per share. In the past, we issued options and warrants to acquire capital stock at prices below the initial public offering price of common stock in this offering. As a result, there likely will be further dilution to investors upon exercise of these options and warrants.

We may incur increased costs as a result of recently enacted and proposed changes in laws and regulations relating to corporate governance matters.

Recently enacted and proposed changes in the laws and regulations affecting public companies, including the provisions of the Sarbanes-Oxley Act of 2002 and rules adopted or proposed by the Securities and Exchange Commission and by the Nasdaq Stock Market, will result in increased costs to us as we evaluate the implications of any new rules and respond to their requirements. We will be required to comply with these rules and regulations after the completion of this offering. The new rules could make it more difficult or more costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers. We cannot predict or estimate the amount of the additional costs we may incur or the timing of such costs to comply with these rules and regulations.

Anti-takeover provisions in our charter documents and under Delaware law may make an acquisition of us more complicated and the removal and replacement of our directors and management more difficult.

Our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that may delay or prevent a change in control, discourage bids at a premium over the market price of our common stock and adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. These provisions may also make it difficult for stockholders to remove and replace our board of directors and management. These provisions:

•	establish that members of the board of directors may be removed only for cause upon the affirmative vote of stockholders owning at least a majority of our capital stock;

•	authorize the issuance of “blank check” preferred stock that could be issued by our board of directors to increase the number of outstanding shares and prevent or delay a takeover attempt;

•	limit who may call a special meeting of stockholders;

•	establish advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon at stockholder meetings;

•	prohibit our stockholders from making certain changes to our amended and restated certificate of incorporation or amended and restated bylaws except with 66 2/3% stockholder approval; and

•	provide for a board of directors with staggered terms.

We are also subject to provisions of the Delaware corporation law that, in general, prohibit any business combination with a beneficial owner of 15% or more of our common stock for five years unless the holder’s acquisition of our stock was approved in advance by our board of directors. Although we believe these provisions collectively provide for an opportunity to receive higher bids by requiring potential acquirors to negotiate with our board of directors, they would apply even if the offer may be considered beneficial by some stockholders.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. The forward-looking statements are contained principally in the sections entitled “Summary,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” These statements relate to future events or to our future financial performance and involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, but are not limited to statements about:

•	the progress of clinical trials involving our drug candidates;

•	the progress of our research and development programs;

•	the benefits to be derived from relationships with our collaborators;

•	the receipt of regulatory clearances and approvals;

•	our estimates of future revenues and profitability; and

•	our estimates regarding our capital requirements and our need for additional financing.

In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “could,” “would,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “projects,” “predicts,” “potential” and similar expressions intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. We discuss many of these risks in this prospectus in greater detail under the heading “Risk Factors.” Also, these forward-looking statements represent our estimates and assumptions only as of the date of this prospectus. The forward-looking statements contained in this prospectus are excluded from the safe harbor protection provided by the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933, as amended.

You should read this prospectus and the registration statement of which this prospectus is a part completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of the forward-looking statements in this prospectus by these cautionary statements.

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information provided by this prospectus is accurate as of any date other than the date on the front of this prospectus.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of 5,000,000 shares of our common stock in this offering will be approximately $59.2 million, or approximately $68.2 million if the underwriters’ over-allotment option is exercised in full, based on an assumed initial public offering price of $13.00 per share and after deducting underwriting discounts and commissions and our estimated offering expenses.

We intend to use approximately $30 million of the net proceeds from this offering to fund research and development activities, including clinical trials, and preclinical development and research expenses. In particular, we anticipate that a substantial portion of this $30 million will be used to complete our planned Phase II clinical trials in each of our three internal development programs, ACP-103 for treatment-induced dysfunction in Parkinson’s disease and ACP-104 and ACP-103 for schizophrenia. However, due to the risks inherent in the clinical trial process and given the early stage of development of our programs, we are unable to estimate with any certainty the total costs we will incur in the continued development of our drug candidates for potential commercialization. Due to these same factors, we are unable to determine the anticipated completion dates for our research and development programs. In addition, we cannot forecast with any degree of certainty which drug candidates will be subject to future collaborative or licensing arrangements, when such arrangements will be secured, if at all, and to what degree such arrangements would affect our development plans and capital requirements.

We anticipate using the remaining balance of the net proceeds for working capital and general corporate purposes. In particular, we expect to allocate the balance of the net proceeds as follows: 30% for increased general and administrative expenses, 25% for increased costs associated with potential further expansion of our employee base and facilities, 15% for additional equipment purchases, and 30% for miscellaneous working capital and general corporate purposes.

We may also use a portion of the net proceeds to acquire or invest in complementary businesses or products or to obtain the right to use complementary technologies or products. To the degree that we pursue any of these transactions, the amount of proceeds that we have available for working capital and general corporate purposes may decrease. We have no present plans or commitments relating to any of these types of transactions and are not currently engaged in any negotiations with respect to any of these transactions.

The amounts and timing of our actual expenditures will depend significantly upon a number of factors, including the amount and timing of revenues from our current or future collaborations and the progress in, and costs of, our clinical and preclinical drug programs. Pending the use of the net proceeds from this offering, we intend to invest these funds in short-term, interest-bearing investment-grade securities.

DIVIDEND POLICY

We have never paid or declared cash dividends on our capital stock. We currently intend to retain future earnings, if any, for use in the expansion and operation of our business and do not anticipate paying any cash dividends in the foreseeable future.

CAPITALIZATION

The following table sets forth our capitalization at March 31, 2004:

•	on an actual basis derived from our unaudited consolidated financial statements;
•	on a pro forma basis to give effect to (1) the conversion or reclassification, as applicable, of all of our outstanding shares of preferred stock into an aggregate of 9,900,913 shares of common stock, (2) the automatic conversion of the $1 million principal of and accrued interest on a convertible promissory note issued in early May 2004 into 77,492 shares of our common stock and (3) the filing of an amended and restated certificate of incorporation to provide for authorized capital stock of 75,000,000 shares of common stock and 5,000,000 shares of preferred stock; and
•	on a pro forma as adjusted basis to give effect to the pro forma adjustments noted above and the sale of 5,000,000 shares of our common stock in this offering at an assumed initial offering price of $13.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses.

We expect to complete a 1-for-2 reverse stock split of our common stock and preferred stock prior to the closing of this offering. All share amounts in this prospectus have been retroactively adjusted to give effect to this reverse stock split.

You should read this table in conjunction with the consolidated financial statements and the notes to those statements and the other financial information included elsewhere in this prospectus.

	At March 31, 2004
	Actual (unaudited)	Pro Forma (unaudited)	Pro Forma As Adjusted (unaudited)
	($ in thousands, except share amounts)
Cash, cash equivalents and investments securities	$22,494	$23,494	$82,644

Long-term debt, less current portion	$877	$877	$877

Convertible preferred stock, $0.01 par value: 21,169,067 shares authorized, 9,900,913 shares issued and outstanding, actual; preferred stock, $0.0001 par value: 5,000,000 shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	74,514	—	—

Stockholders’ equity (deficit):
Common stock, $0.0001 par value: 30,000,000 shares authorized, 1,800,841 shares outstanding, actual; 75,000,000 shares authorized, 11,779,246 shares issued and outstanding, pro forma; 16,779,246 shares issued and outstanding, pro forma as adjusted	—	1	2
Additional paid-in capital	20,091	95,611	154,761
Accumulated deficit	(74,847)	(74,847)	(74,847)
Unearned stock-based compensation	(4,039)	(4,039)	(4,039)
Accumulated other comprehensive income	379	379	379

Total stockholders’ equity (deficit)	(58,416)	17,105	76,256

Total capitalization	$16,975	$17,982	$77,133

The number of shares of common stock outstanding at March 31, 2004 does not include:

•	74,073 shares of common stock issuable upon exercise of outstanding warrants at an exercise price of $8.10 per share;
•	1,679,590 shares of common stock issuable upon exercise of options outstanding at March 31, 2004 at a weighted average exercise price of $2.08 per share; and
•	749,545 shares available for future grant at March 31, 2004 under our 1997 stock option plan.

DILUTION

Our historical net tangible book value at March 31, 2004 was approximately $(58.4) million (unaudited), or $(32.44) per share of common stock, not taking into account the conversion or reclassification, as applicable, of our outstanding preferred stock. Historical net tangible book value per share is determined by dividing the net tangible book value, total tangible assets less total liabilities, by the number of outstanding shares of common stock at that date. After taking into account the conversion or reclassification, as applicable, of our outstanding preferred stock, the automatic conversion of the $1 million balance of and accrued interest on a convertible promissory note issued in early May 2004 into 77,492 shares of our common stock and the sale of 5,000,000 shares of our common stock in this offering at an assumed initial public offering price of $13.00 per share and, after deducting underwriting discounts and commissions and our estimated offering expenses, the pro forma as adjusted net tangible book value at March 31, 2004 would have been $76.3 million, or $4.54 per share. Assuming the completion of this offering, there will be an immediate increase in net tangible book value to existing stockholders of $3.09 per share and an immediate dilution to new investors of $8.46 per share. The following table illustrates the per share dilution to new investors:

Assumed initial public offering price per share		$13.00
Historical net tangible book value per share as of March 31, 2004 (unaudited)	(32.44)
Pro forma increase in net tangible book value per share attributable to conversion or reclassification, as applicable, of preferred stock	33.89

Pro forma net tangible book value per share at March 31, 2004	1.45
Pro forma increase in net tangible book value per share attributable to new investors	3.09

Pro forma as adjusted net tangible book value per share, after offering		4.54

Dilution per share to new investors		$8.46

If the underwriters exercise their over-allotment option in full, there will be an increase in pro forma net tangible book value to existing stockholders of $3.42 per share and an immediate dilution in pro forma net tangible book value to new investors of $8.13 per share.

The following table summarizes on a pro forma basis at March 31, 2004 the differences between the existing stockholders and new investors with respect to the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and after giving effect to the conversion or reclassification, as applicable, of all outstanding shares of preferred stock into shares of common stock.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	%	Amount	%
Existing stockholders	11,779,246	70%	$84,766,700	57%	$7.20
New investors	5,000,000	30	65,000,000	43	13.00

Total	16,779,246	100%	$149,766,700	100%

If the underwriters exercise their over-allotment option in full, our existing stockholders would own 67% and our new investors would own 33% of the total number of shares of our common stock outstanding after this offering.

The tables above assume no exercise of stock options or warrants outstanding at March 31, 2004. At March 31, 2004, there were options outstanding to purchase a total of 1,679,540 shares of common stock at a weighted average exercise price of $2.08 per share and 749,545 shares were reserved for grant of future options under our 1997 stock option plan. In February 2004, our board of directors adopted our 2004 employee stock purchase plan and our 2004 equity incentive plan, under which an aggregate of 325,000 additional shares have been reserved for issuance. At March 31, 2004, there were warrants outstanding to purchase a total of 74,073 shares of Series F preferred stock at an exercise price of $8.10 per share. To the extent that any of these options or warrants are exercised or any shares are issued under these plans, there will be further dilution to new investors.

After this offering, and assuming the exercise in full of all options and warrants outstanding and exercisable as of March 31, 2004, the pro forma as adjusted net tangible book value would be $4.36 per share, representing an immediate increase in net tangible book value to existing stockholders of $2.91 per share and an immediate dilution in net tangible book value to new investors of $8.64 per share.

SELECTED CONSOLIDATED FINANCIAL DATA

The following data, insofar as it relates to each of the years 1999 through 2003, has been derived from our audited financial statements, including the consolidated balance sheet at December 31, 2002 and 2003 and the related consolidated statements of operations and of cash flows for the three years ended December 31, 2003 and related notes appearing elsewhere in this prospectus. The data for the three months ended March 31, 2003 and 2004 has been derived from our unaudited financial statements also appearing in this prospectus, which have been prepared on the same basis as our audited financial statements and, in the opinion of management, include all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of the results for the unaudited interim periods. You should read the following selected financial data set forth below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes appearing elsewhere in this prospectus.

	Year Ended December 31,					Three Months Ended March 31,
	1999	2000	2001	2002	2003	2003	2004
						(unaudited)
	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Revenues:
Collaborative revenues—related party	$2,238	$4,193	$3,714	$3,655	$4,953	$978	$924
Other research revenues	—	119	—	2,621	2,425	872	—

Total revenues	2,238	4,312	3,714	6,276	7,378	1,850	924

Operating expenses:
Research and development	7,525	9,728	13,090	14,921	16,935	4,131	5,749
General and administrative	2,452	2,999	3,756	2,818	2,791	746	912
Stock-based compensation	106	2,854	2,147	1,163	1,392	225	695

Total operating expenses	10,083	15,581	18,993	18,902	21,118	5,102	7,356

Loss from operations	(7,845)	(11,269)	(15,279)	(12,626)	(13,740)	(3,252)	(6,432)
Interest income	751	1,516	1,494	420	360	50	87
Interest expense	(351)	(441)	(621)	(662)	(712)	(208)	(136)

Net loss	$(7,445)	$(10,194)	$(14,406)	$(12,868)	$(14,092)	$(3,410)	$(6,481)

Net loss available to common stockholders	$(2,008)	$(2,040)	$(3,614)	$(3,246)	$(1,813)	$(460)	$(865)

Net loss per common share, basic and diluted	$(1.92)	$(1.91)	$(2.99)	$(2.24)	$(1.24)	$(0.32)	$(0.58)

Weighted average shares used in computing net loss per common share, basic and diluted(1)	1,043	1,070	1,208	1,452	1,459	1,456	1,495

Net loss available to participating preferred stockholders	$(5,437)	$(8,154)	$(10,792)	$(9,622)	$(12,279)	$(2,950)	$(5,616)

Net loss per participating preferred share, basic and diluted	$(1.91)	$(2.15)	$(2.50)	$(2.23)	$(1.46)	$(0.49)	$(0.57)

Weighted average participating preferred shares outstanding, basic and diluted(1)	2,846	3,788	4,313	4,313	8,412	5,990	9,901

Unaudited pro forma net loss per share, basic and diluted					$(1.43)		$(0.57)

Weighted average shares used in computing unaudited pro forma net loss per share, basic and diluted(1)					9,871		11,396

						At March 31, 2004
	At December 31,					Pro Forma As Adjusted(2) (Unaudited)
	1999	2000	2001	2002	2003
	($ in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and investment securities	$12,209	$28,896	$17,830	$12,439	$27,214	$82,644
Working capital	10,788	25,330	15,646	7,098	20,046	72,399
Total assets	15,518	34,113	21,959	16,023	31,693	87,566
Long-term debt, less current portion	4,432	5,789	1,323	3,458	1,624	877
Convertible preferred stock	24,665	46,502	46,502	46,502	74,514	—
Total stockholders’ equity (deficit)	(15,437)	(22,508)	(28,640)	(40,090)	(52,671)	76,256

(1)	Please see Note 2 of the notes to our consolidated financial statements for an explanation of the determination of the number of shares used in computing per share data.
(2)	Unaudited pro forma as adjusted data reflects the conversion or reclassification, as applicable, of all of our outstanding shares of preferred stock into shares of common stock and the automatic conversion of the $1 million principal of and accrued interest on a convertible promissory note issued in early May 2004 into 77,492 shares of our common stock upon the closing of this offering, and reflects the sale of 5,000,000 shares of our common stock in this offering at an assumed initial public offering price of $13.00 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our consolidated financial condition and results of operations should be read in conjunction with our audited consolidated financial statements and related notes included in this prospectus. This discussion and analysis contains forward-looking statements that are subject to risks, uncertainties and other factors, including, but not limited to, those discussed under “Risk Factors” and elsewhere in this prospectus that could cause our actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. See “Note Regarding Forward-Looking Statements.” Information given in the following discussion for a yearly period means for the year ended December 31 of the indicated year.

Overview

Background

We are a biopharmaceutical company focused on the discovery, development and commercialization of small molecule drugs for the treatment of central nervous system disorders. We currently have five drug programs in clinical and preclinical development. Our three clinical programs are ACP-103 for treatment-induced dysfunction in Parkinson’s disease currently in Phase II clinical trials, and ACP-104 and ACP-103, both for the treatment of schizophrenia and expected to enter into Phase II clinical trials in 2004. We have retained worldwide commercialization rights to these drug candidates. We also have two preclinical programs for the development of drug candidates for neuropathic pain and glaucoma in collaboration with Allergan.

We have incurred substantial operating losses since our inception due in large part to expenditures for our research and development activities. At March 31, 2004, we had an accumulated deficit of $74.8 million. We expect our operating losses to increase for at least the next several years as we pursue the clinical development of our lead drug candidates and expand our discovery and development pipeline.

Revenues

We have not generated any revenues from product sales to date, and we do not expect to generate revenues from product sales for at least the next several years, if at all. Our revenues to date have been generated substantially from research and milestone payments under our collaboration agreements. We have entered into three separate collaboration agreements with Allergan and one with Amgen. We have also entered into a technology license agreement with Aventis and smaller scale collaboration agreements with other parties. As of March 31, 2004, we had received $29.4 million in payments under these agreements, including research funding and related fees and upfront and milestone payments.

We expect our revenues for the next several years to consist of payments under our current agreements and any additional collaborations, including upfront payments upon execution of new agreements, research funding and related fees throughout the research term of the agreements and milestone payments contingent upon achievement of agreed upon objectives. Pursuant to the terms of our March 2003 collaboration agreement with Allergan, we expect to receive a minimum of approximately $12.0 million in research funding and other fees through March 2006, of which $5.9 million had been received as of March 31, 2004. Our collaboration agreements with Allergan also allow for potential additional levels of research funding as determined by the parties. In addition, we may receive milestone payments and royalties on product sales, if any, under each of our three collaboration agreements with Allergan. The research term of our collaboration with Amgen was completed in late 2003. Each of our collaboration agreements is subject to early termination by the collaborator upon specified events, including if we have a change in control or breach the agreement. Upon the conclusion of the research term under each agreement, our collaborator may terminate the agreement by notice. We do not derive any revenues from our Danish subsidiary.

Research and Development Expenses

Our research and development expenses consist primarily of salaries and related personnel expenses, fees paid to external service providers, laboratory supplies and costs for facilities and equipment. We charge all research and development expenses to operations as incurred. Our research and development activities are primarily focused on the preclinical and clinical development of our most advanced clinical programs. We are responsible for all costs incurred in the preclinical and clinical development of ACP-103 for both schizophrenia and treatment-induced dysfunction in Parkinson’s disease patients and ACP-104 for schizophrenia, as well as the research costs associated with other drug programs. We are not responsible for, nor have we incurred, preclinical and clinical development expenses in the drug programs that we are pursuing under our collaboration agreements, including our two preclinical programs that we are developing in collaboration with Allergan.

We use our internal research and development resources, including our employees and discovery infrastructure, across several projects and many of our costs are not attributable to a specific project but are directed to broadly applicable research projects. Accordingly, we do not account for our internal research and development costs on a project basis. We use external service providers to manufacture our drug candidates to be used in clinical trials and for the substantial majority of the preclinical and clinical development of our drug candidates. To the extent that costs associated with external service providers are not attributable to a specific project, they are included in other external costs. The following table summarizes our research and development expenses for the years ended December 31, 2001, 2002 and 2003 and the three months ended March 31, 2003 and 2004. We did not incur significant external costs for these programs prior to 2001.

	Years Ended December 31,			Three Month Ended March 31,
	2001	2002	2003	2003	2004
	(in thousands)
Costs of external service providers:
ACP-103	$170	$1,539	$3,090	$767	$1,384
ACP-104	—	—	234	1	50
Other	923	726	866	255	250

Subtotal	1,093	2,265	4,190	1,023	1,684
Unallocated internal costs	11,997	12,656	12,745	3,108	4,065

Total research and development	$13,090	$14,921	$16,935	$4,131	$5,749

At this time, due to the risks inherent in the clinical trial process and given the early stage of development of our drug programs, we are unable to estimate with any certainty the costs we will incur in the continued development of our drug candidates for potential commercialization. Due to these same factors, we are unable to determine the anticipated completion dates for our current research and development programs. Clinical development timelines, probability of success, and development costs vary widely. While we are currently focused on advancing the clinical development of ACP-103 and ACP-104, we anticipate that we will make determinations as to which programs to pursue and how much funding to direct to each program on an ongoing basis in response to the scientific and clinical success of each drug candidate, as well as an ongoing assessment as to the drug candidate’s commercial potential. In addition, we cannot forecast with any degree of certainty which drug candidates will be subject to future collaborative or licensing arrangements, when such arrangements will be secured, if at all, and to what degree such arrangements would affect our development plans and capital requirements. As a result, we cannot be certain when and to what extent we will receive cash inflows from the commercialization of our drug candidates.

We expect our research and development expenses to be substantial and to increase as we continue the development of our clinical programs, as well as continue and expand our research programs. The lengthy process of completing clinical trials and seeking regulatory approval for our drug candidates requires the expenditure of substantial resources. Any failure by us or delay in completing clinical trials, or in obtaining regulatory approvals could cause our research and development expenses to increase and, in turn, have a material adverse effect on our results of operations.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements. We have identified the accounting policies that we believe require application of management’s most subjective judgments, often requiring the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Our actual results may differ substantially from these estimates under different assumptions or conditions. While our significant accounting policies are described in more detail in note 2 of the notes to consolidated financial statements included in this prospectus, we believe that the following accounting policies require the application of significant judgments and estimates.

Revenue Recognition

We recognize revenues in accordance with Securities and Exchange Commission Staff Accounting Bulletin, or SAB, No. 104, Revenue Recognition. SAB No. 104 requires that four basic criteria must be met before revenue can be recognized; persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; the fee is fixed and determinable; and collectibility is reasonably assured. Our revenues are primarily related to our collaboration agreements, and such agreements provide for various types of payments to us, including research funding, upfront payments, future milestone payments, and royalties.

Upfront, nonrefundable payments under collaboration agreements are recognized ratably over the term of the agreement. Revenues from licenses of our technology are generally recognized at the inception of the license term. When arrangements contain extended payment terms, revenues are recognized upon the receipt of the payment. Payments for research funding are recognized as revenues as the related research activities are performed. Our collaborations do not require scientific achievement as a performance obligation and amounts received under the agreements are nonrefundable. Revenues from nonrefundable milestones are recognized when earned, provided that (i) the milestone event is substantive and its achievability was not reasonably assured at the inception of the agreement and (ii) we do not have ongoing performance obligations. Any amounts received under the agreements in advance of performance are recorded as deferred revenue. None of the revenues recognized to date are refundable even if the related research activities are not successful.

Accrued Expenses

We are required to estimate accrued expenses as part of our process of preparing financial statements. This process involves estimating the level of service performed on our behalf and the associated cost incurred in instances where we have not been invoiced or otherwise notified of actual costs. Examples of areas in which subjective judgments may be required include costs associated with services provided by contract organizations for preclinical development, manufacturing of clinical materials, and clinical trials. We account for expenses associated with these external services by determining the total cost of a given study based on the terms of the related contract. We accrue for costs incurred as the services are being provided by monitoring the status of the trials and the invoices received from our external service providers. In the case of clinical trials, the estimated cost normally relates to the projected cost to treat a patient in our trials and we recognize this cost over the estimated term of the study based on the number of patients enrolled in the trial on an ongoing basis, beginning with patient enrollment. As actual costs become known to us, we adjust our accruals. To date, the number of clinical trials and related research service agreements has been relatively limited and our estimates have not differed significantly from the actual costs incurred. However, we expect to expand the level of our clinical trials and related research and development services in the future. As a result, we anticipate that our estimated accruals for clinical and research services will be more material to our operations in future periods. Subsequent changes in estimates may be a material change in our accrual, which could also materially affect our results of operations.

Stock-based Compensation

We account for employee stock options using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, and provide pro forma disclosures of net income (loss) as if a fair value method had been applied in measuring compensation expense. Stock compensation expense, which is a non-cash charge, is measured as the excess, if any, of the fair value of our underlying common stock at the date of grant over the amount an employee must pay to acquire such stock. This compensation cost is amortized over the related vesting periods, generally four years, using an accelerated method.

We determine the fair value of our common stock by evaluating a number of factors, including our financial condition and business prospects, our stage of development and achievement of key technical and business milestones, private and public market conditions, the terms of our private financings and the valuations of similar companies in our industry.

Results of Operations

Fluctuations in Operating Results

Our results of operations have fluctuated significantly from period to period in the past and are likely to continue to do so in the future. We anticipate that our quarterly and annual results of operations will be impacted for the foreseeable future by several factors, including the timing and amount of payments received pursuant to our current and future collaborations, and the progress and timing of expenditures related to our discovery and development efforts. Due to these fluctuations, we believe that the period to period comparisons of our operating results are not a good indication of our future performance.

Comparison of the Three Months Ended March 31, 2004 and 2003

Revenues

Revenues decreased to $924,000 for the three months ended March 31, 2004 from $1.85 million for the three months ended March 31, 2003 primarily due to the completion of the research term of our collaboration agreement with Amgen in late 2003, which had contributed $825,000 in revenues for the three months ended March 31, 2003. Revenues from our collaboration agreements with Allergan, a stockholder, totaled $924,000 and $978,000 for the three months ended March 31, 2004 and 2003, respectively, and are reflected as “collaborative revenues—related party” in our consolidated financial statements.

Research and Development Expenses

Research and development expenses increased to $5.7 million for the three months ended March 31, 2004 from $4.1 million for the three months ended March 31, 2003. This increase was primarily due to $661,000 in increased fees paid to external service providers and increased costs associated with our internal research and development activities, including $656,000 in increased salaries and related personnel costs, $326,000 in increased laboratory supplies, and increased facility and equipment costs. The increase in external service costs for the three months ended March 31, 2004 relative to the comparable period of 2003 was primarily attributable to increased clinical development expenses associated with ACP-103. We expect that fees paid to external service providers will continue to increase as we develop our drug candidates.

General and Administrative Expenses

General and administrative expenses increased to $912,000 for the three months ended March 31, 2004 from $746,000 for the three months ended March 31, 2003. The increase in general and administrative expenses was primarily due to increased legal and other professional fees and, to a lesser degree, increased personnel expenses. We anticipate increases in general and administrative expenses in future periods as we expand our administrative organization and incur additional costs for insurance and professional fees associated with operating as a public company and to support the future growth of our research and development organization.

Stock-Based Compensation Expenses

Stock-based compensation expense totaled $695,000 for the three months ended March 31, 2004, compared to $225,000 for the three months ended March 31, 2003. The increase in stock-based compensation expense resulted from an increase in the amortization of deferred stock-based compensation associated with employee stock options and compensation expense from the valuation of options granted to consultants. We recorded deferred stock-based compensation totaling $1.7 million and $120,000 for the three months ended March 31, 2004 and 2003, respectively, in connection with the grant of stock options to employees. These amounts have been reflected as a component of stockholders’ equity (deficit) and will be amortized to operations over the vesting period of the options, which is generally four years. We estimate that the remaining unearned stock-based compensation of $4.0 million at March 31, 2004 will be recognized as expense in future years as follows: $1.8 million for the remainder of 2004, $1.3 million in 2005, $649,000 in 2006, $255,000 in 2007 and $29,000 thereafter.

Interest Expense

Interest expense decreased to $136,000 for the three months ended March 31, 2004 from $209,000 for the three months ended March 31, 2003. This decrease in interest expense was primarily due to a lower level of outstanding borrowings under our loan agreements.

Comparison of the Years Ended December 31, 2003, 2002 and 2001

Revenues

Revenues increased to $7.4 million in 2003 from $6.3 million in 2002 and $3.7 million in 2001. The increase in revenues in 2003 relative to 2002 was primarily due to $1.3 million in increased revenues from our collaborations with Allergan with the inception of our third collaboration agreement in March 2003, and a $408,000 increase in revenues recognized under our collaboration agreement with Amgen, which were offset in part by lower revenues recognized under our technology license agreement with Aventis.

Revenues increased in 2002 relative to 2001 primarily due to $1.9 million in revenues recognized under our collaboration with Amgen, which began in early 2002, and $500,000 in revenues recognized pursuant to our technology license agreement with Aventis. Revenues from our three collaboration agreements with Allergan, a stockholder, totaled $5.0 million in 2003, and $3.7 million in 2002 and in 2001 and are reflected as “collaborative revenues—related party” in our consolidated financial statements.

Research and Development Expenses

Research and development expenses increased to $16.9 million in 2003 from $14.9 million in 2002 and $13.1 million in 2001. This increase primarily reflected increased fees paid to external service providers, which totaled $4.2 million in 2003, or 25% of our research and development expenses, up from $2.3 million, or 15% of our research and development expenses, in 2002, and $1.1 million, or 8% of our research and development expenses, in 2001. The increase in external service costs in 2003 and 2002 was primarily attributable to increased clinical and preclinical expenses associated with ACP-103.

The costs associated with our internal research and development activities, consisting primarily of salaries and related personnel expenses, laboratory supplies, and costs for facilities and equipment, totaled $12.7 million in 2003, $12.6 million in 2002, and $12.0 million in 2001. Each component of our internal research and development costs was comparable in 2003 and 2002. The increase in costs associated with our internal research and development activities in 2002 relative to 2001 was primarily due to $456,000 in increased salaries and related personnel expenses and increased facility and equipment costs.

General and Administrative Expenses

General and administrative expenses totaled $2.8 million in 2003 and in 2002, and $3.8 million in 2001. Each component of these expenses, which consisted primarily of salaries and related personnel expenses and facilities costs for employees serving in executive, finance, business development and business operations functions, as well as professional fees associated with legal and accounting services, was comparable in 2003 and 2002. The decrease in general and administrative expenses in 2002 relative to 2001 was largely attributable to a charge recorded in 2001 for costs associated with a planned public offering in 2001.

Stock-based Compensation Expenses

Stock-based compensation expense totaled $1.4 million in 2003, compared to $1.2 million in 2002 and $2.1 million in 2001. Stock-based compensation expense resulted from the amortization of deferred stock-based compensation associated with employee stock options and compensation expense from the valuation of options granted to consultants. We recorded deferred stock-based compensation, net of forfeitures, totaling $3.0 million in 2003, $(32,000) in 2002, and $2.0 million in 2001, in connection with the grant of stock options to employees. The decrease in stock-based compensation in 2002 from 2001 was attributable to a number of factors, including fewer option grants, a greater number of option cancellations and a lower fair value of our common stock in 2002.

Interest Income

Interest income decreased to $360,000 in 2003 from $420,000 in 2002 and $1.5 million in 2001. The decrease in interest income was primarily attributable to declining interest rates during the periods. The decrease in interest income in 2002 relative to 2001 was also due in part to lower average cash balances during the year.

Interest Expense

Interest expense increased to $713,000 in 2003 from $662,000 in 2002 and $621,000 in 2001. This increase in interest expense was primarily due to increased borrowings under our loan agreements.

Liquidity and Capital Resources

Since inception, we have funded our operations primarily through private placements of our equity securities, payments under our collaboration agreements, debt financing and interest income. As of March 31, 2004, we had received $76.2 million in net proceeds from sales of our equity securities, including $6.0 million from Allergan. In addition, as of March 31, 2004, we had retired $5.9 million in debt and related accrued interest through the issuance of our common stock. From inception to March 31, 2004, we received $29.4 million in payments from collaboration agreements, $17.3 million in debt financing, and $5.6 million in interest income.

At March 31, 2004, we had approximately $22.5 million in cash, cash equivalents and investment securities compared to $27.2 million at December 31, 2003. We have invested a substantial portion of our available cash funds in investment securities consisting of high quality, marketable debt instruments of corporations, government agencies and financial institutions. We have established guidelines relating to diversification and maturities of our investments to preserve principal and maintain liquidity.

Net cash used in operating activities totaled $3.9 million for the three months ended March 31, 2004, compared to $1.5 million for the three months ended March 31, 2003. The increase in net cash used in operations during the three months ended March 31, 2004 was primarily due to an increase in our net loss, partially offset by increased non-cash, stock-based compensation expense. Increases in other assets attributable to offering costs and prepaid expenses and other current assets during the three months ended March 31, 2004 were largely offset by corresponding increases in accounts payable and accrued expenses.

Net cash used in operating activities totaled $9.8 million in 2003, compared to $9.2 million in 2002 and $11.3 million in 2001. The increase in net cash used in operations in 2003 relative to 2002 was primarily due to increases in our net loss resulting from increased research and development expenses, partially offset by an increase of $1.0 million in deferred revenues from our collaboration agreements. The decrease in net cash used in operations in 2002 was primarily due to a reduction in our net loss resulting from increased revenues, and timing differences associated with the receipt of collaborative funding and our payment of expenses.

Net cash used in investing activities (excluding purchases, sales and maturities of investment securities) reflects our purchases of property and equipment. From inception through March 31, 2004, we purchased $9.6 million in property and equipment, the majority of which we have funded through equipment financing agreements and other debt facilities.

Net cash provided by financing activities totaled $24.3 million for the three months ended March 31, 2003, compared to net cash used in financing activities of $758,000 for the three months ended March 31, 2004. The net cash provided by financing activities in the three months ended March 31, 2003 was primarily due to net proceeds of $25.0 million raised from the initial issuance of Series F preferred stock. Net cash provided by financing activities totaled $26.4 million in 2003 compared to $4.4 million in 2002 and $1.2 million in 2001. This increase in 2003 relative to 2002 was primarily due to aggregate net proceeds of $28.0 million from the issuance of Series F preferred stock, partially offset by $1.6 million in net payments of our long-term debt. The increase in net cash provided by financing activities in 2002 was primarily attributable to increased proceeds from the issuance of debt net of related debt repayments.

We have entered into equipment financing agreements from time to time, which we have utilized to fund the majority of our property and equipment acquisitions. The agreements contain interest rates ranging from 7.93% to 12.58% per annum. At December 31, 2003 and March 31, 2004, we had $2.3 million and $1.9 million, respectively, in outstanding borrowings under these agreements, which are secured by the related equipment. We were in compliance with required financial covenants and conditions at December 31, 2003 and at March 31, 2004. In May 2002, we also issued a secured promissory note to a lender for $5.0 million, which we utilized to finance equipment, leasehold improvements and other working capital needs. We had an outstanding balance of $2.6 million and $2.1 million under this promissory note at December 31, 2003 and March 31, 2004, respectively. This note accrues interest at a rate of 10.73% per annum and is collateralized by substantially all personal property of the Company, excluding its intellectual property.

In early May 2004 we entered a development agreement with The Stanley Medical Research Institute, or SMRI. In connection with this agreement, we issued a $1 million convertible promissory note to SMRI. The note bears interest at 9% per annum. The principal and accrued interest under the note will automatically convert into shares of our common stock upon the closing of this offering at a conversion price equal to the price per share in the offering. The note is due and payable in November 2005 if an initial public offering of our common stock or other conversion event has not occurred.

Subject to the satisfaction of specified conditions, which include successfully obtaining required approvals and permits, we have agreed to lease a new facility to replace our current facility near Copenhagen. If the conditions are satisfied for us to enter into the new lease, the lease would commence in June 2005 and would require us to pay annual rent of approximately $925,000 for a ten-year period.

The following table summarizes our long-term contractual obligations at December 31, 2003, all of which are due by 2007 ($ in thousands):

	Total	2004	2005	2006	2007
Operating leases	$2,539	$1,403	$1,103	$17	$16
Long-term debt	4,927	3,242	1,207	404	74

Total	$7,466	$4,645	$2,310	$421	$90

We have consumed substantial amounts of capital since our inception. Although we believe our existing cash resources plus the proceeds of this offering and anticipated payments from existing collaboration agreements will be sufficient to fund our anticipated cash requirements through 2005, we will require significant additional financing in the future to fund our operations. Our future capital requirements will depend on, and could increase significantly as a result of, many factors, including:

•	progress in, and the costs of, our preclinical studies and clinical trials and other research and development programs;

•	the scope, prioritization and number of research and development programs;

•	the ability of our collaborators and us to reach the milestones, and other events or developments, under our collaboration agreements;

•	the costs involved in filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

•	the costs of securing manufacturing arrangements for clinical or commercial production; and

•	the costs of establishing or contracting for sales and marketing capabilities if we obtain regulatory clearances to market our drug candidates.

Until we can generate significant continuing revenues, we expect to satisfy our future cash needs through strategic collaborations, private or public sales of our securities, debt financings or by licensing all or a portion of our drug candidates or technology. We cannot be certain that additional funding will be available to us on acceptable terms, or at all. If funds are not available, we may be required to delay, reduce the scope of, or eliminate one or more of our research or development programs or our commercialization efforts.

To date, we have not had any relationships with unconsolidated entities or financial partnerships, such as entities referred to as structured finance or special purpose entities, which are established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Recently Issued Accounting Standards

In January 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51, or FIN No. 46, and a revised interpretation of FIN No. 46 was issued in December 2003. FIN No. 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN No. 46 is effective immediately for all new variable interest entities created or acquired after January 31, 2003. Since January 31, 2003, we have not invested in any entity we believe is a variable interest entity for which we are the primary beneficiary. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN No. 46 must be applied for the first interim or annual period beginning after June 15, 2003. The adoption of FIN No. 46 did not have a material impact on our results of operations or financial position.

In May 2003, the Financial Accounting Standards Board issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity, or SFAS No. 150. SFAS No. 150 requires that certain financial instruments, which under previous guidance were accounted for as equity, must now be accounted for as liabilities. The financial instruments affected include mandatorily redeemable stock, certain financial instruments that require or may require the issuer to buy back some of its shares in exchange for cash or other assets and certain obligations that can be settled with shares of stock. SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003, and otherwise is effective the beginning of the first interim period after June 15, 2003. The adoption of SFAS No. 150 did not have a material impact on our results of operations or financial position.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

We invest our excess cash in investment-grade, interest-bearing securities. The primary objective of our investment activities is to preserve principal while at the same time maximizing yields without significantly increasing risk. To achieve this objective, we invest in highly liquid and high quality marketable debt instruments of corporations, government agencies and financial institutions with maturities of less than two years. If a 10% change in interest rates were to have occurred on December 31, 2003, this change would not have had a material effect on the fair value of our investment portfolio as of that date.

Foreign Currency Risk

We have a wholly owned subsidiary in Denmark, ACADIA Pharmaceuticals A/S, which exposes us to foreign exchange risk. The functional currency of our subsidiary is the Danish local currency, the Danish kroner. Accordingly, all assets and liabilities of our subsidiary are translated to U.S. dollars based on the exchange rate on the balance sheet date. Expense components are translated to U.S. dollars at weighted average exchange rates in effect during the period. Gains and losses resulting from foreign currency translation are included as a component of our stockholders’ equity (deficit). Other foreign currency transaction gains and losses are included in our results of operations and, to date, have not been significant. We have not hedged exposures denominated in foreign currencies or any other derivative financial instrument.

BUSINESS

Overview

We are a biopharmaceutical company focused on the discovery, development and commercialization of small molecule drugs for the treatment of central nervous system disorders. We currently have five drug programs in clinical and preclinical development. Our three clinical programs are ACP-103 for treatment-induced dysfunction in Parkinson’s disease currently in Phase II clinical trials, and ACP-104 and ACP-103, both for the treatment of schizophrenia and expected to enter into Phase II clinical trials in 2004. We have retained worldwide commercialization rights to these drug candidates. We also have two preclinical programs for the development of drug candidates for neuropathic pain and glaucoma in collaboration with Allergan. Using our proprietary drug discovery platform, we have discovered all of the drug candidates in our product pipeline.

The annual worldwide market for drugs used to treat Parkinson’s disease exceeds $2 billion, and the annual worldwide market for drugs used to treat schizophrenia and other psychoses exceeds $12 billion. Current therapies in each of these two markets have substantial limitations, and we believe that significant opportunities exist for improved therapies.

In our most advanced clinical program, we are developing ACP-103 to treat the debilitating psychiatric and neurological dysfunction that frequently results from currently prescribed Parkinson’s disease therapies. We have completed the treatment phase of a Phase Ib/IIa clinical trial that demonstrated safety and tolerability of ACP-103 in Parkinson’s disease patients and are currently conducting a multi-center Phase II clinical trial. We expect to complete the treatment phase of this clinical trial in late-2004.

In our second clinical program, we are developing ACP-104 as a novel approach to the treatment of schizophrenia. Currently prescribed treatments often do not effectively address or may exacerbate cognitive disturbances associated with schizophrenia. We believe that ACP-104 will provide an effective therapy that has the added advantage of improved cognitive function for patients with schizophrenia. We plan to initiate Phase II clinical trials for ACP-104 in the first-half of 2004. In our third clinical program, we are developing ACP-103 as an adjunctive therapy for schizophrenia, which means that, if approved, it will be used together with other drugs. We believe that the use of ACP-103 will result in an improved antipsychotic therapy without the severe, dose-limiting side effects of existing drugs. We plan to initiate Phase II clinical trials for ACP-103 in this indication in mid-2004.

In addition to our clinical programs, we have two programs in preclinical development in collaboration with Allergan. In the first program, we have discovered a new class of compounds that we believe represents a significant breakthrough in the treatment of neuropathic pain. Allergan has announced that it intends to initiate Phase I clinical trials for two compounds, which we refer to as AGN-XX and AGN-YY, in 2004 and begin Phase II clinical trials in this program in 2005. In the second program, we have discovered, and in collaboration with Allergan, are developing AC-262271, a small molecule drug candidate for the treatment of glaucoma. AC-262271 has been found to have a promising preclinical profile and has been selected for testing for lowering intraocular pressure in humans.

We have built a proprietary drug discovery platform that we use to rapidly discover new compounds that may serve as potential treatments for significant unmet medical needs. Our platform encompasses proprietary target-based and chemistry-based technologies that we integrate with our discovery and development capabilities. We believe that the breadth of our discovery and development programs and the rapid pace at which we have discovered drug candidates provide strong validation of our proprietary platform and a basis for expanding our pipeline.

We leverage our proprietary drug discovery platform and expertise through collaborations with leading pharmaceutical and biotechnology companies. We have three collaborations with Allergan and one with Amgen for the discovery of small molecule drug candidates and a technology license agreement with Aventis. To date we have received research funding, upfront and milestone payments from our collaborators and an equity investment from Allergan. We may receive additional payments, including milestone payments and royalties on product sales.

We have assembled a management team with significant industry experience to lead the discovery, development and commercialization of our drug programs. Members of our management team have contributed to the discovery, development and approval of multiple drug candidates to treat a range of central nervous system disorders and are also experts in the application of gene, target and chemical technologies in drug discovery. We complement our management team with a network of scientific and clinical advisors that includes recognized experts in the fields of Parkinson’s disease, schizophrenia and other central nervous system disorders.

Our Strategy

Our goal is to become a leader in the discovery, development and commercialization of novel small molecule drugs for the treatment of central nervous system disorders and other areas of unmet medical need. Key elements of our strategy are to:

•	Develop and commercialize our lead drug candidates. We are focused on advancing the development of our three clinical programs, ACP-103 for treatment-induced dysfunction in Parkinson’s disease and ACP-104 and ACP-103 for schizophrenia. We intend to complete the treatment phase of our Phase II clinical trials for ACP-103 in treatment-induced dysfunction in Parkinson’s disease in 2004 and initiate Phase II clinical trials in both of our schizophrenia programs by mid-2004. In therapeutic indications in which we have a cost-effective development path and believe our drug candidates could be effectively marketed through a specialty sales force, we intend to engage in late-stage clinical development and commercialization.

•	Expand our pipeline of drug candidates for the treatment of central nervous system disorders. We plan to continue using our proprietary drug discovery platform and expertise to expand our pipeline of drug candidates for the treatment of central nervous system disorders. We believe that these disorders represent significant market opportunities because current treatment options are suboptimal and produce adverse effects. We plan to expand our pipeline to include additional clinical programs that address a range of neuropsychiatric and pain disorders. We believe that our diversified pipeline of programs will mitigate the risks inherent in drug discovery and development and increase the likelihood of commercial success.

•	Selectively establish strategic collaborations to advance and maximize the commercial potential of our pipeline. We will continue to pursue selective strategic collaborations to leverage the development, regulatory and commercialization expertise of our partners. However, we plan to retain selected commercialization rights to our products where we can pursue specialty markets that could result in significant financial return on our investment. In therapeutic indications that do not have a cost-effective development path or require a large sales force, we plan to complete late-stage clinical development and commercialization of our drug candidates through collaborators.

•	Leverage our proprietary drug discovery platform to identify novel drug candidates outside of our core focus. In addition to our focus on central nervous system disorders, we are leveraging our proprietary drug discovery platform to identify novel drug candidates in therapeutic areas outside of our core focus that we may develop independently or in partnerships. Our platform has broad applicability in a variety of therapeutic areas, including ophthalmology, endocrinology, metabolic disorders and oncology. To date, we have formed collaborations with Allergan in the area of ophthalmology. We may continue to selectively partner or out-license drug candidates in therapeutic areas outside of our core focus.

•

Maintain and enhance our technology leadership position. We believe we are a leader in small molecule discovery with expertise in molecular biology, ultra-high throughput screening, pharmacology and chemistry. Currently we have two proprietary target-based platforms that incorporate two of the largest gene families that include the most relevant targets for small molecule drug discovery. We plan to develop additional target platforms that will incorporate other gene families of pharmaceutical interest. In addition, we will continue to augment our proprietary combinatorial chemistries and expand our diverse compound library.

•	Opportunistically in-license or acquire complementary technologies and drug candidates. Although we have discovered all of the drug candidates currently in our pipeline, we believe that in-licensing or acquiring technologies and drug candidates that complement our capabilities may enable us to expand our product pipeline more rapidly and enhance our state-of-the-art discovery capabilities. Therefore, in the future, we may elect to in-license or acquire complementary technologies and augment our internal pipeline with clinical products.

Our Drug Development Programs

Our drug development programs address diseases that are not well served by currently available therapies and represent large commercial market opportunities. We believe that our drug candidates offer innovative therapeutic approaches and will provide significant advantages relative to current therapies. The following table summarizes our five drug development programs:

Drug Program	Stage of Development	Commercialization Rights

ACP-103 for treatment-induced dysfunction in Parkinson’s disease	Phase II	ACADIA

ACP-104 for schizophrenia	Phase II planned in 2004	ACADIA

ACP-103 for schizophrenia	Phase II planned in 2004	ACADIA

AGN-XX and AGN-YY for neuropathic pain	Phase I for each planned in 2004	Allergan

AC-262271 for glaucoma	Preclinical development	Allergan

Treatment-Induced Dysfunction in Parkinson’s Disease

Disease and Market Overview

Parkinson’s disease is a chronic, progressive neurological disorder that results from the degeneration of neurons in a region of the brain that controls movement. This degeneration creates a shortage of an important brain signaling chemical, or neurotransmitter, known as dopamine, rendering patients unable to initiate their movements in a normal manner. Parkinson’s disease is characterized by a number of symptoms including tremors, limb stiffness, slowness of movements, and difficulties with posture and balance. The severity of Parkinson’s disease symptoms tends to worsen over time.

According to the American Parkinson’s Disease Association, over 1.5 million people in the United States suffer from this disease. Parkinson’s disease is more prevalent in people over 60 years of age, and the incidence and prevalence of this disease is expected to increase as the average age of the population increases. In 2001, approximately $2 billion was spent on drug therapy worldwide to treat Parkinson’s disease.

Parkinson’s disease patients are currently treated with dopamine replacement therapies such as levodopa, commonly referred to as L-dopa, and dopamine agonists, which are molecules that mimic the action of dopamine. These therapies are relatively effective in controlling the motor skill symptoms of the disease in most patients. However, the use of these agents is normally required throughout the course of the disease and often results in a range of side effects that are not effectively treated with marketed drugs. These side effects may include neuropsychiatric abnormalities such as hallucinosis and psychosis, as well as uncontrollable movements of the limbs, referred to as dyskinesias. Studies have suggested that approximately 30% of Parkinson’s disease patients that are undergoing dopamine replacement therapies will develop hallucinosis, typically consisting of visual hallucinations, with a smaller portion of these patients developing a state of psychosis. These abnormalities are often disabling, and drug-induced psychosis is the most important factor leading to nursing home placements of Parkinson’s disease patients. In addition, drug-induced dyskinesias are estimated to occur in up to 80% of Parkinson’s disease patients after five years of receiving available therapies. Currently, there is a large unmet medical need for new therapies that will effectively control or eliminate the dose-limiting side effects that result from the use of dopamine replacement therapies in the treatment of Parkinson’s disease.

There have been numerous attempts to use existing antipsychotic drugs to treat the neuropsychiatric abnormalities caused by the treatment of Parkinson’s disease patients. Because antipsychotic agents worsen the preexisting brain dopamine deficit, these drugs are generally not well tolerated by Parkinson’s disease patients. One antipsychotic drug therapy that has demonstrated efficacy in reducing the treatment-induced dysfunction in Parkinson’s disease patients without further impairing motor function is low-dose treatment with the generic drug clozapine. Our studies suggest that this unique clinical utility of clozapine arises from its ability to block a key serotonin receptor, a protein that responds to the neurotransmitter serotonin, known as the 5-HT2A receptor. The FDA has not approved any therapy for treatment-induced psychotic disorders in Parkinson’s disease. However, in Europe, the use of low-dose clozapine has been approved for this indication.

ACP-103: Our Solution for Treatment-Induced Dysfunction in Parkinson’s Disease

Overview

ACP-103 is a small molecule drug candidate that we discovered and are developing to treat the debilitating psychiatric and neurological dysfunction produced by current Parkinson’s disease therapies, thereby significantly improving the quality of life for Parkinson’s disease patients. ACP-103 is a potent and selective 5-HT2A inverse agonist, a compound that blocks the activity of the 5-HT2A receptor. We believe that ACP-103 will effectively treat the hallucinosis, psychosis and dyskinesias that frequently result from the use of existing Parkinson’s disease medications. Because ACP-103 does not interact with dopamine receptors, it is not expected to impair motor function. ACP-103 was shown to be active in several rodent models of psychosis and a primate model of dyskinesia. We believe that ACP-103 may be an effective and well tolerated drug for this indication because of its selectivity at 5-HT2A receptors and its favorable safety profile in humans and animals.

Development Status

In February 2004, we initiated our second Phase II clinical trial with ACP-103 for treatment-induced dysfunction in Parkinson’s disease. This trial is a multi-center, double-blind, placebo-controlled trial designed to evaluate the efficacy and safety of this drug candidate in Parkinson’s disease patients suffering from treatment-induced hallucinosis or psychosis without impairing motor skills. We expect to enroll a total of 60 Parkinson’s disease patients in this trial at 11 clinical sites in the United States. The study will involve once-daily oral administration of either ACP-103 at selected doses or a placebo for four weeks. Efficacy will be assessed by a battery of standard rating scales and by physicians’ global impressions of change at multiple times throughout the study period. We modeled the study design of this clinical trial after a study conducted by The Parkinson Study Group, which was a double-blind, placebo-controlled trial that demonstrated the efficacy of clozapine at low doses in this indication.

In February 2004, we completed the treatment phase of a Phase Ib/IIa clinical trial with ACP-103 comprised of 12 Parkinson’s disease patients on standard dopamine replacement therapy. This clinical trial evaluated the safety and tolerability of ACP-103 in Parkinson’s disease patients following administration of 25 and 100 milligram doses once-daily for 14 days. ACP-103 was well tolerated in these patients. Importantly, the motor skills of these patients did not deteriorate, an effect commonly seen with other antipsychotic drugs. In addition, patients that entered this trial with treatment-induced dyskinesias exhibited indications of antidyskinetic activity after ACP-103 administration. The outcome is consistent with the previously demonstrated antidyskinetic activity of ACP-103 in a monkey model of Parkinson’s disease. We plan to study the antidyskinetic activity of ACP-103 in our larger Phase II clinical trials.

In 2003, we completed two Phase I clinical trials that assessed the safety, tolerability and blood levels of ACP-103 following oral administration in a total of 49 healthy volunteers. These randomized, double-blind, placebo-controlled, dose-escalation trials encompassed both single-dose and multiple-dose studies. The single-dose study evaluated five different dose levels ranging from 20 to 300 milligrams, which resulted in mean maximum plasma levels ranging from nine to 152 nanograms per milliliter. The multiple dose-escalation study evaluated three different dose levels, ranging from 50 to 150 milligrams administered once-daily for 14 days, which resulted in mean maximum plasma levels at steady state ranging from 93 to 247 nanograms per milliliter. In both the single-dose and multiple-dose studies, ACP-103 exhibited consistent drug levels in the blood and a long half-life that we believe make our drug candidate ideal for once-daily dosing. ACP-103 was well tolerated at plasma levels of 229 nanograms per milliliter and below with no changes in cardiovascular or neurological function and no serious adverse events in the healthy volunteers at any plasma level of ACP-103.

In addition to our Phase I clinical trials of ACP-103, we also conducted drug receptor occupancy studies in healthy volunteers in collaboration with the Karolinska Institute, a prominent Swedish research center, using non-invasive, positron emission tomography, or PET, with 1.0, 5.0 and 20.0 milligram single doses of ACP-103. This study demonstrated that even low acute oral doses of this drug candidate produce significant occupancy of 5-HT2A receptors in the human brain. We believe that the results from this PET study support that ACP-103 has a wide separation between the plasma drug levels that are predicted for clinical efficacy and the plasma levels shown to be safe and well tolerated in our Phase I clinical trials.

Figure 1:	Composite of Two Human Brains Demonstrating High 5-HT2A Receptor Occupancy of ACP-103

Figure 1 is a composite of PET images of two human brains. The left half of the figure is from a subject given placebo, and the right half of the figure is from a subject given a single five milligram dose of ACP-103 that yields an estimated plasma drug level of approximately three nanograms per milliliter. This dose leads to significant occupancy of 5-HT2A receptors in the neocortex of the brain. Darker regions in the neocortex on the left half of the image show the PET-labeled 5-HT2A receptors. These receptors are not visible on the right because they are being blocked, or occupied, by ACP-103 treatment. Based on these PET data and the results of our Phase I and Phase Ib/IIa clinical trials, we believe that low doses of ACP-103 will be sufficient to demonstrate efficacy in our clinical trials.

Schizophrenia

Disease and Market Overview

Schizophrenia is an extremely debilitating mental illness characterized by disturbances in thinking, emotional reaction and behavior. These disturbances may include positive symptoms, such as hallucinations and delusions and a range of negative symptoms, including cognitive disturbances. Schizophrenia is associated with persistent impairment in a patient’s social functioning and productivity. It is believed that cognitive disturbances prevent patients with schizophrenia from readjusting to society. As a result, schizophrenia requires patients to be under medical care for their entire lives.

According to the National Institute of Mental Health, approximately one percent of the population develops schizophrenia during their lifetime and more than two million people in the United States suffer from this disease. Worldwide sales of drugs to treat schizophrenia and other psychoses totaled approximately $12.2 billion in 2003. Currently, schizophrenia is treated by administration of first generation, known as typical, or second generation, known as atypical, antipsychotic agents. The typical antipsychotic agents that were introduced in the late-1950s block dopamine receptors. This class of compounds is effective against positive symptoms of schizophrenia but also produces disabling motor disturbances. Typical antipsychotic drugs fail to address or worsen most of the negative symptoms of schizophrenia, and their use has decreased in the United States and Europe.

Atypical antipsychotic drugs produce fewer motor disturbances than typical antipsychotic agents, but fail to address most of the negative symptoms of schizophrenia. It is believed that the efficacy of atypical antipsychotic drugs is due to their interactions with dopamine and 5-HT2A receptors. The side effects produced by the atypical agents include severe obesity, type II diabetes and cardiovascular side effects. We believe that these side effects arise from non-essential receptor interactions that are unrelated to their actions at receptors driving their efficacy.

In spite of the availability of a variety of antipsychotic agents, only a portion of the negative symptoms of schizophrenia are treatable and the cognitive disturbances are poorly addressed by current therapies. Clozapine, more so than other atypical antipsychotics, appears to have the ability to partially address cognitive disturbances while typical antipsychotic drugs frequently worsen the cognitive function of the patients. We believe there is a large unmet medical need for therapies that address both the positive and negative symptoms of schizophrenia and produce fewer side effects.

We have two development programs that we believe offer innovative and complementary therapeutic solutions to major unmet medical needs in schizophrenia.

ACP-104: Our Solution for Schizophrenia Providing Potential Cognitive Benefits

Overview

ACP-104 is a small molecule drug candidate we are developing as a novel therapy for schizophrenia. It is known that large amounts of ACP-104, or N-desmethylclozapine, are formed in the body after administration of clozapine. That is, clozapine is metabolized to ACP-104. We discovered that ACP-104 has a unique ability to stimulate m1 muscarinic receptors, a key muscarinic receptor. The m1 muscarinic receptors are widely known to play an important role in cognition. Since clozapine itself blocks the m1 muscarinic receptor, patients need to extensively metabolize clozapine into ACP-104 to stimulate this receptor and thereby overcome the blocking action of clozapine. Administration of ACP-104 will avoid the variability of this metabolic process and the competing action of clozapine. Like clozapine, ACP-104 is a dopamine antagonist and a 5-HT2A inverse agonist. We believe that ACP-104 represents a new approach to schizophrenia therapy that combines an atypical antipsychotic efficacy profile with the added advantage of beneficial cognitive effects.

Development Status

In 2004, we plan to conduct four Phase II clinical trials with ACP-104. Two of these clinical trials will focus on safety and drug levels in the blood but may also provide us with preliminary indications of the efficacy of ACP-104 in patients with schizophrenia. We plan to conduct both single-dose and multiple-dose escalation clinical trials in patients with schizophrenia to determine the doses required to achieve plasma levels of ACP-104 similar to those seen after clozapine administration. We also will conduct a preliminary assessment of antipsychotic and cognitive efficacy in these two trials, which we plan to begin in the first half of 2004. Following completion of these first two clinical trials, we plan to conduct two additional clinical trials to assess the efficacy of ACP-104 in the treatment of patients with schizophrenia with acute exacerbations or with untreated cognitive disturbances. We believe that these Phase II clinical trials, if successfully completed, may position us to pursue Phase III clinical trials of ACP-104 for the treatment of schizophrenia in acutely psychotic patients beginning in 2005.

We have analyzed data on clozapine and ACP-104 plasma levels relative to clinical response from two clinical trials that included 92 patients with schizophrenia treated with clozapine for up to six months. We demonstrated in this study that the plasma drug ratio of ACP-104 to clozapine positively predicts improvement in cognitive functioning and quality of life parameters in these patients. This study indicated that a higher ratio of ACP-104 relative to clozapine resulted in a better response by these patients in a wide range of standard cognitive functioning and quality of life clinical measures. The results of this study and our preclinical tests suggest that due to its robust m1 receptor activation, ACP-104 is responsible for the unique cognitive benefits of clozapine.

As ACP-104 is a metabolite of clozapine, millions of patients worldwide have been exposed to ACP-104 over the last 30 years. Over 70 human clinical studies are available in the scientific literature in which the serum levels of ACP-104 were reported in patients with schizophrenia treated with clozapine. The total patient exposure to ACP-104 presented in these studies alone exceeds 2,000 patients. ACP-104 serum levels are highly correlated with clozapine serum concentrations and on average are approximately 70% of clozapine levels. Across the 25 to 1,000 milligrams per day dose range of clozapine used in these studies, the steady state serum level of ACP-104 achieved in patients with schizophrenia were as high as 1,500 nanograms per milliliter. Importantly, clozapine therapy and the resulting ACP-104 levels of this magnitude were well tolerated by the patients in these studies. These studies provide an extensive clinical database that enables us to select doses that yield a wide range of plasma levels of ACP-104, corresponding to those plasma levels of ACP-104 that are achieved in clozapine-treated patients. Therefore, we believe that we may be able to rely on the significant previous exposure of ACP-104 in humans to demonstrate and support the safety of ACP-104.

ACP-103: Our Solution for Schizophrenia With an Improved Side Effect Profile

Overview

We are developing ACP-103 as an adjunctive therapy to current antipsychotic treatments. An adjunctive therapy refers to the use of a drug together with another drug. ACP-103 can be taken orally and is a small molecule drug candidate that acts as a potent and selective inverse agonist at 5-HT2A receptors. Antipsychotic drugs produce a range of side effects that arise either from off-target receptor interactions or excessive dopamine blockage. By examining the molecular properties of marketed antipsychotic drugs, we have identified inverse agonism at 5-HT2A receptors as essential to the improved clinical profile of atypical antipsychotic drugs. By adding ACP-103 to existing treatment regimens, we believe the optimal combination of dopamine receptor blockage and 5-HT2A inverse agonism can be achieved with a range of typical and atypical antipsychotic drugs. This adjunctive therapy may result in better efficacy and lower side effects.

Development Status

We plan to initiate a multi-center, double-blind, placebo-controlled Phase II clinical trial with ACP-103 in mid-2004. This clinical trial is designed to evaluate the ability of ACP-103 in combination with haloperidol, a currently prescribed typical antipsychotic drug, to reduce acute exacerbations of schizophrenia. We have chosen to combine ACP-103 with haloperidol in this clinical trial because of haloperidol’s selectivity for dopamine receptors. We believe that this protocol will provide the most direct demonstration of the advantage of our adjunctive approach to the treatment of schizophrenia using ACP-103. Before we initiate our Phase II clinical trials, we will begin a study in healthy volunteers to evaluate the ability of ACP-103 to reduce motor disturbances produced by haloperidol. This latter study will be followed by a similar study in patients with schizophrenia.

In our Phase II clinical trial, we plan to enroll up to 250 patients with schizophrenia that will be treated for six weeks with haloperidol or a combination of ACP-103 and haloperidol. We will assess efficacy on positive and negative symptoms and tolerability using a battery of standard psychiatric and neurological rating scales. We are able to use the extensive preclinical development and clinical trials that were completed with ACP-103 in our treatment-induced Parkinson’s disease dysfunction program to support the initiation of our Phase II clinical program in schizophrenia.

Neuropathic Pain

Disease and Market Overview

Neuropathic pain is a common and growing subset of pain that is thought to involve an alteration in nervous system function or a reorganization of nervous system structure. Neuropathic pain can be associated with nerve damage caused by trauma, diseases such as diabetes, shingles, irritable bowel syndrome, late-stage cancer or the toxic effects of chemotherapy. In many patients, damage to sensory nerves is accompanied by varying degrees of pain. The experience can range from mildly increased sensitivity to touch or temperature to excruciating pain. This kind of pain is usually chronic and extremely difficult to manage clinically because it fails to respond to most medications currently used to treat other forms of pain. According to Pharmaprojects, a healthcare publication, each year approximately 26 million people worldwide suffer from some form of neuropathic pain.

Drugs such as opioid painkillers and nonsteroidal anti-inflammatory agents that are effective in treating inflammatory and acute pain usually are not effective in treating neuropathic pain. Opioid painkillers provide suboptimal pain management and have significant adverse side effects that limit their usefulness, including respiratory depression, nausea, vomiting, dizziness, sedation, mental clouding, constipation, urinary retention and severe itching. In addition, prolonged chronic use of opioid painkillers can lead to the need for increasing dosage and potentially to addiction. Currently there is only one approved treatment for neuropathic pain, Neurontin, which had worldwide sales of approximately $2.7 billion in 2003. We believe that there is a large unmet medical need for new therapies with improved efficacy and side effect profiles.

AGN-XX and AGN-YY: Our Solution for Neuropathic Pain

In collaboration with Allergan, we have discovered and are developing a new class of small molecule drug candidates that we believe provide the potential for a significant breakthrough in the treatment of neuropathic pain. Using our proprietary drug discovery platform, we have identified a previously unappreciated target for neuropathic pain, which is a key alpha adrenergic receptor subtype. We have discovered and are developing orally active small molecule drug candidates that selectively activate this target. Our novel and selective alpha adrenergic agonists provide highly effective pain relief in a wide range of preclinical models, without the side effects of current pain therapies, including sedation and cardiovascular and respiratory effects. Allergan has demonstrated that these drug candidates are highly potent and efficacious when administered orally in relevant animal models and are more efficacious than Neurontin in preclinical models at 300-to-1,000 fold lower doses. Based on the compelling preclinical profile of our drug candidates, we believe that these drug candidates may represent a new class of highly effective and safe therapeutics for neuropathic pain.

Together with Allergan, we have nominated two orally active, small molecule drug candidates, AGN-XX and AGN-YY, for development and are currently completing studies in preparation for clinical trials. Allergan has announced that it intends to begin Phase I clinical trials for AGN-XX and AGN-YY during 2004 and begin Phase II clinical trials in this program in 2005.

Glaucoma

Disease and Market Overview

Glaucoma is an eye disease that, if left untreated, can lead to degeneration of the optic nerve and blindness. Glaucoma is the second leading cause of blindness in the United States. A prevalent symptom of glaucoma is increased fluid pressure within the eye, or intraocular pressure. According to the Glaucoma Research Foundation, an estimated three million people in the United States and 65 million people worldwide have glaucoma. In 2002, sales for glaucoma therapeutics totaled $1.4 billion in the United States. It is expected that worldwide sales of glaucoma therapeutics will increase significantly as awareness and diagnoses increase and the general population ages. Currently, physicians treat glaucoma with multiple classes of therapeutics to optimize therapy and minimize side effects. We believe significant market demand exists for a novel glaucoma therapeutic that offers superior efficacy with minimal side effects.

AC-262271: Our Solution for Glaucoma

We have discovered, and in collaboration with Allergan, are developing AC-262271, a small molecule drug candidate for the treatment of glaucoma. Allergan is currently conducting studies with AC-262271 in preparation for clinical trials. AC-262271 uses a new therapeutic mechanism to produce a highly effective and long lasting reduction of intraocular pressure in primate models of glaucoma. Using our proprietary drug discovery platform, we identified a subtype of the muscarinic receptor that controls intraocular pressure and discovered lead compounds that selectively activate this target. In a primate model of glaucoma, AC-262271 demonstrated efficacy and a long duration of action without causing visual disturbances, such as accommodation. Preclinical data for AC-262271 suggests that this drug candidate has the potential to be a promising new therapy for glaucoma.

Our Preclinical Discovery Programs

In addition to our five development programs, we have established preclinical discovery programs in the areas of muscarinic receptors and 5-HT2 receptors. We have extensive expertise and discovery assets in these areas, which provide us with a wide range of therapeutic opportunities. Our efforts in these two areas have already led to our three proprietary development programs as well as additional programs currently in preclinical testing.

Muscarinic Program

Our muscarinic program is designed to deliver new drug candidates to treat psychosis, cognitive disturbances in patients with schizophrenia and dementia, and neuropathic pain. This program led to our discovery of the unique muscarinic agonist action of ACP-104 and the selective muscarinic agonist, AC-262271, for glaucoma. We have also discovered over 300 potent muscarinic agonists that selectively target the m1 muscarinic receptor. These compounds inhibit behaviors associated with psychotic states and enhance cognitive function in preclinical animal models. We have also identified the muscarinic receptor subtype that we believe alleviates neuropathic pain and the receptor subtype that controls intraocular pressure associated with glaucoma. These target validations were enabled by our discovery of subtype selective muscarinic compounds. We have used genetically altered mice that lack the relevant muscarinic receptor subtype to support our efforts in this program and we have identified novel sites for muscarinic receptor/drug interactions that yield, for the first time, truly selective muscarinic agonists. Such compounds have not shown the side effects typical of non-selective muscarinic agents, but show robust effects in animal models of psychosis, cognition and neuropathic pain. The promising preclinical profile of our selective muscarinic compounds suggests significant therapeutic potential.

5-HT2 Program

We use our 5-HT2 program to generate new drug candidates to treat neuropsychiatric and related central nervous system disturbances. We discovered ACP-103 in this program. We have synthesized a large number of additional compounds having diverse pharmacological and pharmaceutical properties that interact with the various 5-HT2 and related receptor subtypes. These compounds may be used to treat neuropsychiatric disorders and to modify sleep architecture, particularly deep sleep that is commonly disturbed in the elderly. Another potential application of this program is for the treatment of mood disorders. In conjunction with our collaborators, we have developed a mouse model in which the relevant mouse receptor is replaced with the always active form of the human 5-HT2A receptor. This animal model may be useful in predicting future uses of our compounds that interact with the various 5-HT2 and related receptor subtypes.

Our Drug Discovery Platform and Capabilities

Overview

We have established drug discovery and technical expertise in the areas of molecular biology, ultra-high throughput screening, molecular and behavioral pharmacology, and combinatorial, medicinal and analytical chemistry. In addition, we collaborate with world-renowned scientists, clinicians and academic institutions. We believe that our expertise combined with our proprietary drug discovery platform has allowed us to discover drug candidates more efficiently than traditional approaches.

All of our drug candidates that are currently in clinical trials, preclinical testing and earlier stages of discovery were discovered using our proprietary drug discovery platform. We have integrated our discovery and development capabilities with proprietary target-based and chemistry-based technologies. We have demonstrated that our platform can be used to rapidly identify drug-like, small molecule chemistries for a wide range of drug targets. We believe that the breadth of our discovery and development programs and the rapid pace at which we have discovered drug candidates provide strong validation of our proprietary platform and a basis for expanding our pipeline.

Our Chemical-Genomics Discovery Approach

Our drug discovery approach is designed to introduce chemistry at an early stage in the drug discovery process and enable selection of the most attractive, drug-like chemistries for desired targets that we validate with past clinical experience. A key to our approach, which we refer to as a chemical-genomics discovery approach, is our comprehensive set of proprietary functional test systems, or assays, that we developed for members of two important gene families, G-protein coupled receptors, or GPCRs, and nuclear receptors, or NRs, and that we believe represent the most relevant and feasible targets for small molecule drug discovery. We use this proprietary asset to validate drug targets and to discover novel small molecule drug candidates that are specific for these targets using two complementary approaches.

Our first approach is to validate potential drug targets. We profile our collection of reference drugs, primarily consisting of currently and formerly marketed central nervous system drugs, over the range of targets in our functional assays to link clinical and physiological effects of drugs with specific drug targets. Using our reference-drug approach, we are able to identify key drug targets that are validated with past clinical experience as well as the targets that we believe are responsible for various side effects of these drugs. Our discoveries of ACP-103 and ACP-104 resulted from the successful application of our reference-drug approach. We discovered that the only property that predicted atypical antipsychotic clinical activity was inverse agonism at the 5-HT2A receptor. This important finding led us to the discovery of selective 5-HT2A inverse agonists that we are developing as treatments for a variety of central nervous system disorders. In the case of ACP-104, we found that, of all of the clinical compounds within our reference library, only ACP-104 was a robust m1 muscarinic agonist, thus suggesting the cognitive benefits of ACP-104.

Our second approach is to broadly screen large numbers of targets for the most attractive small molecule chemistries. These chemistries may be prioritized and used as starting points for our drug discovery programs. Using this approach, we discovered that one of our target-specific chemistries demonstrated activity in preclinical models of neuropathic pain, providing the starting point for our collaborative neuropathic pain development program. Similarly, one of our selective muscarinic agonists was active in a glaucoma model without showing classical side effects, providing the starting point for our collaborative glaucoma development program.

Key Components of Our Drug Discovery Platform

Key components of our drug discovery platform are shown in the following diagram and discussed below:

Our Target-Based Discovery Technologies

Overview

The human genome project has provided information about the genetic structure of essentially all of the potential drug targets in the human genome. This knowledge, when combined with our proprietary technologies, allows for the efficient testing of the effects of chemical compounds on a wide range of potential drug targets. Within the human genome there are families of genes that include the most frequent targets of drugs. We focus our drug discovery efforts on those families of targets that are most likely to be affected by small molecule drugs.

R-SAT Functional Assay Technology

Our proprietary receptor selection and amplification technology, which we refer to as R-SAT, is a valuable component of our drug discovery platform. R-SAT is a cell-based assay system where genes are transferred to cultured cells. The functional activity of the gene products, or potential drug targets, are then evaluated through signal transduction pathways that lead to cellular growth. The growth signals are reported using marker gene technologies. Thus, effects of drugs on potential drug targets can be efficiently detected as changes in color or fluorescence. R-SAT enables the efficient screening of large compound libraries for identification of new chemistries at given targets, as well as detailed pharmacological testing of compounds at a wide range of targets.

Proprietary Receptor Assay Platforms

Our scientists have cloned the genes for the majority of the targets in the G-protein coupled receptor and nuclear receptor gene families. These represent the largest families of genes targeted by known drugs. Our R-SAT assay system has enabled the building of functional assays for most of these genes yielding robust assay platforms, which we refer to as GPCR-SAT and NR-SAT. We believe that we have developed the most comprehensive set of functional assays for these two families of targets.

Our Chemistry-Based Discovery Technologies

Our drug discovery approach aims to identify small molecules that can serve as chemical starting points, or leads, for optimization efforts providing novel, potent and selective drug candidates for targets that are most likely to be affected by small molecule drugs. To enable our screening operation to identify high quality leads, we have assembled a large proprietary chemical library of diverse compounds. Our reference drug library provides us with the opportunity to validate targets and is another key component of our drug discovery platform. Our reference drug library includes a wide range of the known central nervous system active drugs, and our diverse compound library consists of roughly 300,000 small organic molecules. We have also developed proprietary synthetic methods for library construction and lead optimization.

Drug Discovery Opportunities

Our proprietary drug discovery platform has generated a wide range of novel chemistries that we believe will continue to provide us with starting points for additional drug programs. We have identified novel chemistries for more than 100 distinct targets. Using these target-specific chemistries, we have established a portfolio of proprietary drug discovery assets and projects in four key therapeutic areas. In each of these areas, we have identified novel chemistries for several different drug targets that we believe play an important role in these major diseases. The following table illustrates examples of targets where we have discovered novel chemistries.

Therapeutic Area	Targets with Novel Chemistry
Neuropsychiatry	mGluR5, serotonin, neuropeptides
Neuropathic pain, inflammation	NPFF2, Mrg, PAR2, lipoxin
Endocrinology	AR, ERß, ERR, Ghrelin, RAR
Metabolic syndrome	LXR, SSR5, HNF4a

Our discovery projects aim to answer specific scientific questions using relatively-limited synthetic chemistry and biological efforts. When all key criteria have been fulfilled, these earlier-stage discovery projects may be advanced into preclinical programs.

Collaboration Agreements

We have established three separate collaboration agreements with Allergan, one with Amgen, and a technology license agreement with Aventis, to leverage our drug discovery platform and related assets and to commercialize selected drug candidates. Our collaborations have included upfront payments at initiation of the collaboration, research support during the term, milestone payments upon successful completion of specified development objectives, and royalties based upon sales, if any, of drugs developed under the collaboration. Our current agreements are as follows:

Allergan

In March 2003, we entered into a collaboration agreement with Allergan to discover, develop and commercialize new therapeutics predominantly for ophthalmic indications. The research term is for three years and may be extended by written agreement of the parties. During the research term, the parties will use our target-specific chemistries to explore a range of discovery opportunities. Allergan will have the right to exclusively license chemistry and related assets for up to three drug targets for development and commercialization. Following Allergan’s license of a given target area, we are restricted from conducting competing research in those target areas. Under the agreement, we received an upfront payment and we are entitled to receive research funding and related fees over the three year research term. The agreement also provides Allergan the option to fund additional research in selected areas. We are also eligible to receive license fees and milestone payments upon the successful achievement of agreed upon clinical and regulatory objectives. Allergan retains the commercialization rights to the drug candidates in the three target areas they exclusively license from us, and we are eligible to receive royalties on future product sales, if any, worldwide. Assuming the successful development of products for each of the three target areas, we could receive up to approximately $60.0 million in aggregate payments under the agreement, excluding product royalties. Through December 31, 2003, we had received a total of $4.0 million pursuant to this collaboration.

In July 1999, we entered into a collaboration agreement with Allergan to discover, develop and commercialize selective muscarinic drugs for the treatment of glaucoma based on our compounds. Under this agreement, we have provided our chemistry and discovery expertise to enable Allergan to select and license up to two compounds for development and commercialization. Allergan selected the first of these compounds in November 2003. We granted Allergan exclusive worldwide rights to commercialize products based on the compounds it selects for the treatment of ocular disease. We retain all rights to our muscarinic compounds and related assets for all other therapeutic areas. As of December 31, 2003, we had received an aggregate of $8.7 million in payments under the agreement, consisting of upfront fees, research funding and milestone payments. We are also eligible to receive up to approximately $15.2 million in additional milestone payments for the first collaboration compound selected, as well as royalties on future product sales worldwide, if any. Allergan is entitled to select a second compound, and if it does so, we will be eligible to receive additional milestone payments and royalties. Allergan may terminate this agreement upon 90 days’ notice. However, if terminated, Allergan’s rights to the selected compounds would revert to us.

In September 1997, we entered into a collaboration agreement with Allergan focused primarily on the discovery and development of new therapeutics for ophthalmic indications and neuropathic pain. This agreement was subsequently amended in conjunction with the execution of the March 2003 collaboration agreement and provides for the continued development of drug candidates for one target area. Pursuant to the agreement, we granted Allergan exclusive worldwide rights to commercialize products resulting from the collaboration. In exchange, we had received an aggregate of $9.0 million in research funding and milestone payments through December 31, 2003. We are also eligible to receive additional milestone payments of up to $11.5 million as well as royalties on future worldwide sales of products, if any, resulting from this collaboration. In connection with the execution of the collaboration agreement in 1997, Allergan made a $6.0 million equity investment in us.

The general terms of our collaboration agreements with Allergan continue until the later of the expiration of the last to expire patent covering a drug candidate licensed under the collaboration and at least 10 years from the date of first commercial sale of a drug candidate. In addition, each of our Allergan collaboration agreements includes a research term that is shorter but may be renewed by the parties.

Amgen

In December 2001, we entered into a collaboration agreement with Amgen to discover novel small molecule drugs using our proprietary drug discovery platform. Under the agreement, we and Amgen collaborated to identify drug candidates directed at a number of drug targets selected by the parties. As of December 31, 2003, we have received aggregate payments of $4.3 million under the agreement, consisting of an upfront payment, research funding, and a milestone payment related to our research in one target area. The research term of this agreement has been completed, although Amgen and we may jointly elect to conduct further research.

The Stanley Medical Research Institute

In early May 2004, we entered into a development agreement with The Stanley Medical Research Institute, or SMRI, a leading nonprofit organization that supports research on the treatment of schizophrenia. The development term is for three years and may be extended for additional consecutive one-year periods by written agreement of the parties. Under this agreement, we are entitled to receive up to $5 million in funding to support the further development of ACP-104. Assuming the successful development and commercialization of ACP-104, we are required to pay to SMRI royalties on product sales of ACP-104 up to a specified level. SMRI may terminate this agreement in selected instances, including if we enter into a strategic alliance covering ACP-104 or do not reasonably progress its development. In connection with this agreement, we issued a $1 million convertible promissory note to SMRI. The principal and accrued interest under the note will automatically convert into shares of our common stock upon the closing of this offering at a conversion price equal to the price per share in the offering. The note is due and payable in November 2005 if an initial public offering of our common stock or other conversion event has not occurred.

Aventis

In July 2002, we entered into an agreement with Aventis under which we have licensed a portion of our technology for their use in a specified area that we are not presently pursuing.

Intellectual Property

We currently hold six issued U.S. patents and 24 issued foreign patents. All of these patents originated from us. In addition, we have 35 provisional and utility U.S. patent applications and 74 foreign patent applications.

Patents or other proprietary rights are an essential element of our business. Our strategy is to file patent applications in the United States and any other country that represents an important potential commercial market to us. In addition, we seek to protect our technology, inventions and improvements to inventions that are important to the development of our business. Our patent applications claim proprietary technology, including methods of screening and chemical synthetic methods, novel genomic targets and novel compounds identified using our technology.

We also rely upon trade secret rights to protect other technologies that may be used to discover and validate targets and that may be used to identify and develop novel drugs. We protect our trade secrets in part through confidentiality and proprietary information agreements. We are a party to various other license agreements that give us rights to use certain technologies in our research and development.

ACP-103

The claims of two patent applications that provide generic coverage for ACP-103 have been allowed by the United States Patent and Trademark Office. These patent applications will likely issue within the next few months. Similar claims for ACP-103 have also been allowed in South Africa. We continue to prosecute patent applications directed to ACP-103 and to methods of treating various diseases using ACP-103, either alone or in combination with other agents, worldwide.

ACP-104

The chemical structure of ACP-104 is unpatentable, as it has been known and disclosed to the public for many years. We have filed patent applications with claims that will be directed to the use of ACP-104 as a treatment for neuropsychiatric disease, either alone or in combination with various other agents, including ACP-103. We have also filed a provisional patent application covering methods of synthesis of ACP-104 and applications directed to the analogs of ACP-104 and their uses for the treatment of disease. We are aware of an issued patent, not owned by us, that claims the use of ACP-104 for treatment of analgesia.

Our Drug Discovery Platform

Our core R-SAT technology is protected by three issued U.S. patents and 20 foreign patents.

Other Drug Candidates

We have two issued U.S. patents with claims for compounds that affect muscarinic receptor activity and we continue to pursue patent applications in this area in other countries.

Competition

We face, and will continue to face, intense competition from pharmaceutical and biotechnology companies, as well as numerous academic and research institutions and governmental agencies, both in the United States and abroad. We compete with existing and new products being developed by our competitors. Some of these competitors are pursuing the development of pharmaceuticals that target the same diseases and conditions that our research programs target. In each of our development programs, we intend to complete clinical trials designed to evaluate the potential advantages of our drug candidates as compared to the current standard of care.

Even if we and our collaborators are successful in developing our drug candidates, the resulting products will compete with a variety of established drugs in the areas of Parkinson’s disease, schizophrenia, neuropathic pain and glaucoma. For example, our potential product for treatment-induced dysfunction in Parkinson’s disease will compete with off-label use of Seroquel, marketed by Astra-Zeneca, and clozapine, a generic drug.

Our potential products for the treatment of schizophrenia will compete with Zyprexa, marketed by Eli Lilly, Risperdal, marketed by Johnson & Johnson, and clozapine. Zyprexa is the market leader with worldwide sales of $4.3 billion in 2003, corresponding to an estimated 35% market share. While proven effective in schizophrenia and bipolar mania, it produces a variety of adverse events including weight gain, orthostatic hypertension, and other side effects.

In the area of neuropathic pain, our potential products will compete with Neurontin and Pregabalin, marketed by Pfizer, as well as with a variety of generic or proprietary opioids. In 2003, Neurotin was the first product to be approved by the FDA for the treatment of neuropathic pain. Neurotin had worldwide sales of $2.7 billion in 2003. Neurotin is only partially effective and is associated with a range of central nervous system related side effects.

Our potential products for the treatment of glaucoma will compete with Xalatan, marketed by Pfizer, and Lumigan and Alphagan, marketed by Allergan. Xalatan is the leading drug for glaucoma treatment. In 2002, it had worldwide sales of $930 million corresponding to an estimated market share of over 40%. It is an effective anti-glaucoma agent but frequently causes an increased pigmentation of the iris that may lead to a change of iris color. Other side effects of Xalatan include blurred vision and burning and stinging sensations in the eye.

In addition, the companies described above and other competitors may have a variety of drugs in development or awaiting FDA approval that could reach the market and become established before we have a product to sell. Our competitors may also develop alternative therapies that could further limit the market for any drugs that we may develop. Some of our competitors are using functional genomics technologies or other methods to identify and validate drug targets and to discover novel small molecule drugs. Many of our competitors and their collaborators have significantly greater experience than we do in the following:

•	identifying and validating targets;

•	screening compounds against targets;

•	preclinical and clinical trials of potential pharmaceutical products; and

•	obtaining FDA and other regulatory clearances.

In addition, many of our competitors and their collaborators have substantially greater advantages in the following areas:

•	capital resources;

•	research and development resources;

•	manufacturing capabilities; and

•	sales and marketing.

Smaller companies also may prove to be significant competitors, particularly through proprietary research discoveries and collaborative arrangements with large pharmaceutical and established biotechnology companies. Many of our competitors have products that have been approved or are in advanced development. We face competition from other companies, academic institutions, governmental agencies and other public and private research organizations for collaborative arrangements with pharmaceutical and biotechnology companies, in recruiting and retaining highly qualified scientific and management personnel and for licenses to additional technologies. Our competitors, either alone or with their collaborators, may succeed in developing technologies or drugs that are more effective, safer, and more affordable or more easily administered than ours and may achieve patent protection or commercialize drugs sooner than us. Developments by others may render our drug candidates or our technologies obsolete. Our failure to compete effectively could have a material adverse affect on our business.

Government Regulation

The manufacturing and marketing of our potential products and our ongoing research and development activities are subject to extensive regulation by numerous governmental authorities in the United States and other countries. Before marketing in the United States, any drug developed by us must undergo rigorous preclinical testing and clinical trials and an extensive regulatory clearance process implemented by the FDA under the federal Food, Drug, and Cosmetic Act, as amended. The FDA regulates, among other things, the development, testing, manufacture, safety, efficacy, record keeping, labeling, storage, approval, advertising, promotion, sale and distribution of biopharmaceutical products. None of our drug candidates has been approved for sale in the United States or any foreign market. The regulatory review and approval process, which includes preclinical testing and clinical trials of each drug candidate, is lengthy, expensive and uncertain.

In the United States, drug candidates are tested in animals until adequate proof of safety is established. Clinical trials for new drug candidates are typically conducted in three sequential phases that may overlap. In Phase I, the initial introduction of the drug candidate into healthy human volunteers, the emphasis is on testing for safety or adverse effects, dosage, tolerance, metabolism, distribution, excretion and clinical pharmacology. Phase II involves studies in a limited patient population to determine the initial efficacy of the pharmaceutical for specific targeted indications, to determine dosage tolerance and optimal dosage and to identify possible adverse side effects and safety risks. Once a compound shows evidence of effectiveness and is found to have an acceptable safety profile in Phase II evaluations, Phase III trials are undertaken to more fully evaluate clinical outcomes. Before commencing clinical investigations in humans, we or our collaborators must submit to the FDA an Investigational New Drug Application, or IND, which must also be approved by the FDA. Regulatory authorities may require additional data before allowing the clinical studies to commence or proceed from one Phase to another, and could demand that the studies be discontinued or suspended at any time if there are significant safety issues. We have in the past and may in the future rely on some of our collaborators to file INDs and generally direct the regulatory approval process for many of our potential products. Clinical testing must also meet requirements for institutional review board oversight, informed consent and good clinical practices.

Securing FDA approval requires the submission of extensive preclinical and clinical data and supporting information to the FDA for each indication to establish a drug candidate’s safety and efficacy. These data are submitted to the FDA in the form of a New Drug Application, or NDA. The approval process takes many years and requires the expenditure of substantial resources. Information generated in this process is susceptible to varying interpretations that could delay, limit or prevent regulatory approval at any stage of the process. The failure to demonstrate adequately the quality, safety and efficacy of a drug candidate under development would delay or prevent regulatory approval of the drug candidate. We cannot assure you that, even if clinical trials are completed, either our collaborators or we will submit applications for required authorizations to manufacture and/or market potential products or that any such application will be reviewed and approved by the appropriate regulatory authorities in a timely manner, if at all. Under applicable laws and FDA regulations, each NDA submitted for FDA approval is usually given an internal administrative review within 45 to 60 days following submission of the NDA. If deemed complete, the FDA will “file” the NDA, thereby triggering substantive review of the application. The FDA can refuse to file any NDA that it deems incomplete or not properly reviewable. The FDA has established internal goals of six months for priority NDAs and 10 months for regular NDAs. However, the FDA is not legally required to complete its review within these periods and these performance goals may change over time. Moreover, the outcome of the review, even if generally favorable, typically is not an actual approval but an “action letter” that describes additional work that must be done before the NDA can be approved. The FDA’s review of an NDA may involve review and recommendations by an independent FDA advisory committee.

Before receiving FDA clearance to market a potential product, we or our collaborators must demonstrate through adequate and well controlled clinical studies that the potential product is safe and effective on the patient population that will be treated. If regulatory clearance of a potential product is granted, this clearance will be limited to those disease states and conditions for which the product is useful, as demonstrated through clinical studies. Marketing or promoting a drug for an unapproved indication is generally prohibited. Furthermore, clearance may entail ongoing requirements for post-marketing studies. Even if this regulatory clearance is obtained, a marketed product, its manufacturer and its manufacturing facilities are subject to continuing review and periodic inspections by the FDA. Discovery of previously unknown problems with a product, manufacturer or facility may result in restrictions on this product or manufacturer, including labeling changes, costly recalls or withdrawal of the product from the market.

Any drug is likely to produce some toxicities or undesirable side effects in animals and in humans when administered at sufficiently high doses and/or for sufficiently long periods of time. Unacceptable toxicities or side effects may occur at any dose level at any time in the course of studies in animals designed to identify unacceptable effects of a drug candidate, known as toxicological studies, or clinical trials of our potential products. The appearance of any unacceptable toxicity or side effect could cause us or regulatory authorities to interrupt, limit, delay or abort the development of any of our drug candidates and could ultimately prevent their clearance by the FDA or foreign regulatory authorities for any or all targeted indications.

We and our collaborators and contract manufacturers also are required to comply with the applicable FDA current good manufacturing practice regulations. Good manufacturing practice regulations include requirements relating to quality control and quality assurance as well as the corresponding maintenance of records and documentation. Manufacturing facilities are subject to inspection by the FDA. These facilities must be approved before we can use them in commercial manufacturing of our potential products. We or our collaborators or contract manufacturers may not be able to comply with the applicable good manufacturing practice requirements and other FDA regulatory requirements.

Outside of the United States, our collaborator’s ability to market a product is contingent upon receiving a marketing authorization from the appropriate regulatory authorities. The requirements governing the conduct of clinical trials, marketing authorization, pricing and reimbursement vary widely from country to country. At present, foreign marketing authorizations are applied for at a national level, although within the European Community, or EC, registration procedures are available to companies wishing to market a product in more than one EC member state. If the regulatory authority is satisfied that adequate evidence of safety, quality and efficacy has been presented, a marketing authorization will be granted. This foreign regulatory approval process involves all of the risks associated with FDA clearance discussed above.

Drugs for Serious or Life-Threatening Illnesses

The Federal Food, Drug and Cosmetic Act, as amended, and FDA regulations provide certain mechanisms for the accelerated “Fast Track” approval of potential products intended to treat serious or life-threatening illnesses which have been studied for safety and effectiveness and which demonstrate the potential to address unmet medical needs. The procedures permit early consultation and commitment from the FDA regarding the preclinical and clinical studies necessary to gain marketing approval. Provisions of this regulatory framework also permit, in certain cases, NDAs to be approved on the basis of valid surrogate markers of product effectiveness, thus accelerating the normal approval process. Certain potential products employing our technology might qualify for this accelerated regulatory procedure. Even if the FDA agrees that these potential products qualify for accelerated approval procedures, the FDA may deny approval of our drugs or may require that additional studies be required before approval. The FDA may also require us to perform post-approval, or Phase IV, studies as a condition of such early approval. In addition, the FDA may impose restrictions on distribution and/or promotion in connection with any accelerated approval, and may withdraw approval if post-approval studies do not confirm the intended clinical benefit or safety of the potential product.

Other U.S. Regulatory Requirements

In the United States, the research, manufacturing, distribution, sale, and promotion of drug products are potentially subject to regulation by various federal, state and local authorities in addition to the FDA, including the Centers for Medicare and Medicaid Services (formerly the Health Care Financing Administration), other divisions of the United States Department of Health and Human Services, including, for example, the Office of Inspector General, and state and local governments. For example, sales, marketing and scientific/educational grant programs must comply with the Medicare-Medicaid Anti-Fraud and Abuse Act, as amended, the False Claims Act, also as amended, the privacy provisions of the Health Insurance Portability and Accountability Act, or HIPAA, and similar state laws. Pricing and rebate programs must comply with the Medicaid rebate requirements of the Omnibus Budget Reconciliation Act of 1990, as amended, and the Medicare Prescription Drug Improvement and Modernization Act of 2003. If drug products are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. All of these activities are also potentially subject to federal and state consumer protection and unfair competition laws.

Marketing, Sales and Distribution

We currently have no marketing, sales or distribution capabilities. In order to commercialize any of our drug candidates, we must develop these capabilities internally or through collaboration with third parties. In selected therapeutic areas where we feel that our products can be commercialized by a specialty sales force that calls on a limited and focused group of physicians, we plan to commercialize our products. In therapeutic areas that require a large sales force selling to a large and diverse prescribing population, we plan to partner our drug candidates for commercialization.

Manufacturing

We outsource and plan to continue to outsource manufacturing responsibilities for our existing and future drug candidates for development and commercial purposes. The production of ACP-103 and ACP-104 employs small molecule synthetic organic chemistry procedures that are standard in the pharmaceutical industry. We have already produced sufficient quantities of ACP-103 and ACP-104 for our planned clinical trials in 2004. Our collaboration agreements provide for our partners to arrange for the production of our drug candidates for use in clinical trials and potential commercialization.

Employees

At March 31, 2004, we had 101 full time employees, of whom 35 hold Ph.D. and/or other advanced degrees. Of our total workforce, 88 are engaged in research and development activities and 13 are engaged in business development, finance and administration. Sixty-four of our employees are located in the United States and 37 are located in Denmark. None of our employees is represented by a collective bargaining agreement, nor have we experienced work stoppages. We believe that our relations with our employees are good.

Facilities

Our primary facilities consist of approximately 36,000 square feet of research and office space located in San Diego, California that is leased to us until 2005. We have an option to renew the leases for our facilities for one additional period of five years. We also have approximately 21,000 square feet of research and office space located near Copenhagen, Denmark that is leased to us until 2005. We believe that our existing facilities are adequate for our current needs. When our leases expire, we may look for additional or alternate space for our operations and we believe that suitable additional or alternative space will be available in the future on commercially reasonable terms. Subject to the satisfaction of specified conditions, which include successfully obtaining required approvals and permits, we have agreed to lease a new facility to replace our current facility near Copenhagen.

Legal Proceedings

We are not currently a party to any legal proceedings.

MANAGEMENT

Executive Officers and Directors

Set forth below is the name, age, position and a brief account of the business experience of each of our executive officers and directors.

Name	Age	Position
Uli Hacksell, Ph.D.	53	Chief Executive Officer and Director
Mark R. Brann, Ph.D.	45	President, Chief Scientific Officer and Director
Thomas H. Aasen, CPA	44	Vice President, Chief Financial Officer, Secretary and Treasurer
Robert E. Davis, Ph.D.	53	Executive Vice President of Drug Discovery and Development
Douglas E. Richards	41	Vice President of Business Development
Bo-Ragnar Tolf, Ph.D.	54	Vice President, Chemistry and Managing Director of ACADIA Pharmaceuticals A/S
Leslie L. Iversen, Ph.D.	66	Director and Chairman of the Board
Gordon Binder(1)	68	Director
Carl L. Gordon, Ph.D., CFA(1)	39	Director
Lester J. Kaplan, Ph.D.(2)(3)	53	Director
Torsten Rasmussen(2)(3)	59	Director
Martien van Osch(1)	33	Director
Alan G. Walton, Ph.D., D.Sc.(2)(3)	68	Director

(1)	Member of the audit committee.
(2)	Member of the compensation committee.
(3)	Member of the nominating and corporate governance committee.

Uli Hacksell, Ph.D. has served as our Chief Executive Officer since September 2000 and as a member of our board of directors since October 2000. From February 1999 to September 2000, he served as our Executive Vice President of Drug Discovery. From August 1991 to February 1999, Dr. Hacksell held various senior executive positions at Astra, a pharmaceutical company, including Vice President of Drug Discovery and Technology as well as President of Astra Draco, one of Astra’s largest research and development subsidiaries, where he directed an organization of more than 1,100 employees. From August 1991 to May 1994, he served as Vice President of CNS Preclinical R&D at Astra Arcus, another subsidiary. Earlier in his career, Dr. Hacksell held the positions of Professor of Organic Chemistry and Department Chairman at Uppsala University in Sweden and also served as Chairman and Vice Chairman of the European Federation of Medicinal Chemistry. Dr. Hacksell received a Master of Pharmacy and a Ph.D. in Medicinal Chemistry from Uppsala University.

Mark R. Brann, Ph.D. is our founder and has served as our President and Chief Scientific Officer and a member of our board of directors since January 1997. From 1991 to 1996, Dr. Brann was a tenured Associate Professor at the University of Vermont. He also directed a research group at the National Institutes of Health, where he received the Boehringer award for his accomplishments in identifying and characterizing muscarinic receptor genes. Since 2000 he has been an Adjunct Associate Professor at the University of California, San Diego. Dr. Brann received a Ph.D. in Pharmacology from the University of Vermont.

Thomas H. Aasen, CPA has served as our Vice President, Chief Financial Officer, Secretary and Treasurer since April 1998. Prior to joining our company, Mr. Aasen held the position of Senior Director of Finance and Administration at Axys Pharmaceuticals, a publicly traded life sciences company formerly called Sequana Therapeutics, where he was employed from June 1996 to April 1998. From October 1991 to June 1996, he served as Director of Finance at Genta, Inc., a publicly traded life sciences company. Earlier in his career, Mr. Aasen held various financial management positions including Director of Accounting at Gen-Probe, Inc., a publicly traded life sciences company, and Audit Manager at KPMG Peat Marwick. He has twenty years of professional finance and accounting experience focused primarily on the life sciences industry. Mr. Aasen received a B.S. degree with honors from San Diego State University and is a Certified Public Accountant.

Robert E. Davis, Ph.D. has served as our Executive Vice President of Drug Discovery and Development since February 2001. He was a founding member of our Scientific Advisory Board and served as a consultant to us from November 2000 until becoming an employee. From January 1994 until October 2000, Dr. Davis held various positions at MitoKor, a development stage biotechnology company, serving at various times as its President, Chief Executive Officer and Chief Scientific Officer. Earlier in his career, Dr. Davis held various positions at Parke-Davis Pharmaceutical Research, Warner-Lambert Company including Director of Neurodegenerative Diseases. Dr. Davis has chaired or participated in research and development teams that advanced 12 new chemical entities into clinical trials, including Cognex, the first drug approved by the FDA and other countries for Alzheimer’s disease. Dr. Davis serves on the editorial boards of a number of journals including Current Opinions in Investigational Drugs and Emerging Therapeutics. He received a Ph.D. in Psychobiology at the University of Illinois, Chicago.

Douglas E. Richards has served as our Vice President of Business Development since January 2001. From May 1998 until joining us, Mr. Richards held the position of Vice President, Corporate Development at Signal Pharmaceuticals and was responsible for closing several partnerships under which Signal retained significant commercial rights. From May 1995 to May 1998, Mr. Richards served at Bristol-Myers Squibb, most recently as Director of Biotechnology Licensing, where he was responsible for forging a number of major collaborations with biotechnology companies. Earlier in his career, Mr. Richards served in the corporate development department at Gensia, a biotechnology company, and previously held various positions at Eli Lilly. Mr. Richards received a M.B.A. from the University of Chicago and a M.S. in Molecular Biology from the University of Wisconsin.

Bo-Ragnar Tolf, Ph.D. has served as our Vice President, Chemistry and Managing Director of ACADIA Pharmaceuticals A/S since January 2001. From 1991 until joining us, Dr. Tolf held various positions at Astra, including deputy head of preclinical research in the areas of central nervous system and pain disorders at Astra Zeneca, Vice President of Preclinical Research and Development at Astra Arcus, head of Central Nervous System Preclinical R&D at Astra Arcus, and Director of the Department of Medicinal Chemistry at Astra Arcus. From 1989 to 1991, Dr. Tolf was head of the Department of Medicinal Chemistry at Kabi. From 1985 to 1989, Dr. Tolf served as Manager of Pharmaceutical R&D at Pharmacia Ophthalmics AB. Dr. Tolf completed his postdoctoral work at Stanford Research Institute and at Stanford University. Dr. Tolf received a Master of Pharmacy degree and a Ph.D. in Organic Pharmaceutical Chemistry from the University of Uppsala in Sweden.

Leslie L. Iversen, Ph.D. has been the Chairman of our board of directors since December 2000. He has served as a director since 1998. He is also a founding member of our Scientific Advisory Board. Dr. Iversen is a Professor of Pharmacology at King’s College, London where he is Director of the Wolfson Centre for Age Related Diseases. Since 1995, he has also served as a Visiting Professor at the Department of Pharmacology, University of Oxford. Dr. Iversen is internationally recognized for his fundamental contributions to the understanding of neurotransmission. Dr. Iversen served as Vice President of Neuroscience Research, Merck Research Laboratories and Director of the Neuroscience Research Center of Merck Research Laboratories in the UK. He was formerly Director of the Medical Research Council Neurochemical Pharmacology Unit in Cambridge. More recently, Dr. Iversen founded and serves as a director of Panos Therapeutics Ltd. Dr. Iversen is the recipient of numerous awards, including Fellow of the Royal Society of London and Foreign Associate Member of the National Academy of Sciences in the United States. Dr. Iversen received a Ph.D. and B.A. from the University of Cambridge.

Gordon Binder has served as a director of our company since June 2003. Mr. Binder is founder and Managing Director of Coastview Capital. Mr. Binder was the Chief Executive Officer of Amgen, the world’s largest biotech company, from 1988 through 2000. During his tenure as CEO, Amgen grew from 400 employees to rank within the top 20 pharmaceutical companies in worldwide revenues, the top 15 in United States sales and the top ten in market capitalization. Mr. Binder serves on the boards of the Massachusetts Institute of Technology and the California Institute of Technology. He has been Chairman of BIO, the biotechnology industry trade association, and PhRMA, the pharmaceutical industry trade association. He has a bachelor’s degree in Electrical Engineering from Purdue University and an M.B.A. from Harvard Business School.

Carl L. Gordon, Ph.D., CFA has served as a director of our company since June 2000. Since January 1998, Dr. Gordon has been a General Partner of OrbiMed Advisors LLC, a leading institutional healthcare investor. Prior to joining OrbiMed and from March 1995 to December 1997, Dr. Gordon was with Mehta and Isaly, where he was a Senior Analyst covering biotechnology. Dr. Gordon was a Fellow at The Rockefeller University. He received a Ph.D. in molecular biology from the Massachusetts Institute of Technology and a B.A. degree from Harvard University.

Lester J. Kaplan, Ph.D. has served as a director of our company since November 1997. Dr. Kaplan is Executive Vice President and President, Research and Development, and a board member of Allergan, Inc. Dr. Kaplan joined Allergan in 1983 and, prior to being appointed to his current position, was Corporate Vice President, Research and Development and Global BOTOX from June 1998 to November 2003. Dr. Kaplan was elected to Allergan’s board of directors in 1994 and is a member of its Science and Technology Committee. Dr. Kaplan is also a member of the board of the Keck Graduate Institute and the National Neurovision Research Institute. Dr. Kaplan received a M.S. and Ph.D. in organic chemistry from the University of California, Los Angeles.

Torsten Rasmussen has served as a director of our company since April 1998. Mr. Rasmussen has been President and CEO of Morgan Management ApS, a management advisory and consulting company, since 1997. Prior to founding Morgan Management ApS in 1997, Mr. Rasmussen held the position of Executive Vice President, Operations at the LEGO Group (LEGO A/S) in Denmark, since 1981. He currently serves as a board member in the capacity of chairman, deputy chairman or ordinary board member of a number of Danish companies of which the following are quoted on the Danish Stock Exchange: Coloplast A/S, Bang & Olufsen A/S, TK Development A/S, Vestas Wind Systems A/S and A/S Det Oestasiatiske Kompagni. Mr. Rasmussen holds an M.B.A. from IMD in Lausanne, Switzerland.

Martien van Osch has served as a director of our company since July 2003. Mr. van Osch is a Vice President and Senior Investment Manager of Life Sciences at ABN AMRO Capital based in Amsterdam. Mr. van Osch has served ABN AMRO in a number of senior positions since 1996 and joined the ABN AMRO Capital group in 1999. Previous to this, he worked in the Finance Department of the Cable & Telecom Unit of EDON NV, based in the Netherlands. He serves on the board of directors of several private life science companies. Mr. van Osch received a Masters in Econometrics from the University of Groningen, Netherlands.

Alan G. Walton, Ph.D., D.Sc. has served as a director of our company since March 2003. Dr. Walton joined Oxford Partners as a General Partner in 1987. In 1991, he founded Oxford Bioscience Partners and he is currently Senior Partner and Chairman of Oxford Bioscience Corporation. Previously, he was President and CEO of University Genetics Co., a public biotechnology company involved in technology transfer and seed investments in university-related projects. Prior to University Genetics, he taught at several institutions including Harvard Medical School, Indiana University and Case Western Reserve where he was Professor of Macromolecular Science and Director of the Laboratory for Biological Macromolecules. Dr. Walton serves on the Boards of Targacept and Alexandria Real Estate Equities and is Chairman, as well as a Board member, of Avalon Pharmaceuticals, Psychiatric Genomics and Asterand. He is also on the Board of Research!America, a philanthropic organization. Dr. Walton was a founder of Human Genome Sciences and GeneLogic and is the Founding Chairman of the Biotechnology Venture Investors Group. Dr. Walton received a Ph.D. in chemistry and a D.Sc. in biological chemistry from Nottingham University in England.

Scientific Advisory Board

Scientists and physicians advise us on scientific and medical matters and some are members of our Scientific Advisory Board, or SAB, including experts in human genetics, mouse genetics, molecular biology, biochemistry, cell biology, chemistry, pharmacology, structural biology and pharmaceutical discovery and development. Generally, each of our scientific advisors has received an option to purchase shares of our common stock.

Paul S. Anderson, Ph.D. has nearly 40 years of experience in drug research and development. Most recently, he held the position of Vice President, Drug Discovery at Bristol-Myers Squibb. Earlier in his career, he held the positions of Vice President of Chemistry at Merck Sharp and Dohme’s West Point facility, and Senior Vice President of Chemical and Physical Sciences at DuPont Pharmaceuticals. Dr. Anderson has directed numerous highly successful drug discovery and development efforts. He has served the American Chemical Society, the National Institutes of Health, and the National Research Council in a variety of senior positions, including President of the American Chemical Society in 1997. He is also the recipient of numerous awards including the E.B. Hershberg Award, the American Chemical Society Award in Industrial Chemistry, and the 2002 Perkin Medal. Dr. Anderson has received honorary doctorates from the University of Vermont and the University of New Hampshire.

Henry Bourne, M.D. has made significant contributions to the understanding of the signaling pathways used by G-protein coupled receptors. Dr. Bourne’s research has focused on transmembrane signaling mediated by G-proteins. He is Professor of Medicine and Pharmacology and a Senior Staff Member of the Cardiovascular Research Institute at the University of California at San Francisco. He is a member of the National Academy of Sciences and a Fellow of the American Association for the Advancement of Science, and he is on the Board of Reviewing Editors of Science magazine.

Arvid Carlsson, M.D., Ph.D. is Professor Emeritus of Pharmacology at the University of Göteborg, Sweden, and is a member of the Swedish Academy of Sciences and a foreign affiliate of the United States National Academy of Sciences. He was awarded the 2000 Nobel Prize for medicine for studies on how brain cells transmit signals to each other, laying the groundwork for developing improved treatments for neurological and psychiatric disorders. Dr. Carlsson is the recipient of numerous awards, including The Japan Prize in Psychology and Psychiatry, The Research Prize of the Lundbeck Foundation (Denmark) and the Lieber Prize for research in schizophrenia (United States).

Marc G. Caron, Ph.D. is Professor of Cell Biology and Medicine at Duke University Medical Center and Investigator at Howard Hughes Medical Institute. His research is focused on the molecular study of receptors for neurotransmitters and hormones. Dr. Caron has held numerous posts at Duke University Medical Center and has been Assistant Professor in the Department of Physiology at Laval University. He is the recipient of numerous awards such as the DuPont Prize for Receptor Research and the Javits Neuroscience Award. Dr. Caron has served on editorial boards of a number of journals including Journal of Biological Biochemistry and Molecular Pharmacology. He is currently Associate Editor in Chief of Endocrine Reviews.

Leslie L. Iversen, Ph.D. is also a member of our clinical advisory board and is the chairman of our board of directors. For a description of his scientific background, please see “Management.”

Povl Krogsgaard-Larsen, Ph.D. is Professor of Medicinal Chemistry at the Royal Danish School of Pharmacy and has been F. Merz-Stiftungsgastprofessor at Goethe University in Frankfurt. He is a medicinal chemist who specializes in the study of compounds for treatment of neurological disorders. Dr. Krogsgaard-Larsen has received honorary doctorates from Louis Pasteur University and Uppsala University. He serves as Chairman of the Board of the Carlsberg Foundation and as a trustee of the Alfred Benzon Foundation. He is the recipient of numerous awards such as the Astra Award, the Paul Erlich Prize and the W.Th. Naúta Award. Dr. Krogsgaard-Larsen is a member of the Royal Danish Academy of Sciences and Letters and the Danish Academy of Natural Sciences.

Clinical Advisory Board

In addition to our SAB, we use a number of scientists and physicians to advise us on scientific and medical matters as part of our Clinical Advisory Board. Generally, each of our clinical advisors has received an option to purchase shares of our common stock.

Arvid Carlsson, M.D., Ph.D. is also a member of our scientific advisory board. For his scientific background, please see “Scientific Advisory Board.”

Leslie L. Iversen, Ph.D. is also a member of our scientific advisory board and is the chairman of our board of directors. For a description of his scientific background, please see “Management.”

Allan I. Levey, M.D., Ph.D. is Professor of Neurology, Psychiatry and Behavioral Sciences and Pharmacology at Emory University. He is Director of the Neurobehavioral Program, the Emory Center for Neurodegenerative Diseases and the Emory Alzheimer’s Disease Center Clinical Core. Dr. Levey has done extensive research in the molecular neurobiology of Alzheimer’s and Parkinson’s diseases including human clinical trials. He has received numerous awards, including the Derek Denny-Brown Neurological Scholar Award from the American Neurological Association, Faculty Scholar Awards from the Alzheimer Association and the Heikkila Research Scholar Award from the National Parkinson Foundation.

Herbert Y. Meltzer, M.D. is currently Bixler Professor of Psychiatry and Pharmacology and Director of the Division of Psychopharmacology at the Vanderbilt University School of Medicine. Dr. Meltzer’s major research interests are the neurochemistry and psychopharmacology of schizophrenia. His awards include the Daniel Efron Research Award of the American College of Neuropsychopharmacology (ACNP), the Lieber Prize from NARSAD, the Stanley Dean Award of the American College of Psychiatry and the Gold Medal Award of the Society of Biological Psychiatry. He currently serves as the President of the International College of Neuropsychopharmacology.

Charles Nemeroff, M.D., Ph.D. is currently the Reunette W. Harris Professor and Chairman of the Department of Psychiatry and Behavioral Sciences at Emory University. His research has concentrated on the biological basis of the major neuropsychiatric disorders. His numerous honors include the Gold Medal Award from the Society of Biological Psychiatry, the Research Prize from the American Psychiatric Association, the Selo Prize from the National Alliance for Research in Schizophrenia and Depression and the Research Award in Mood Disorders from the American College of Psychiatrists. Dr. Nemeroff is past President of the American College of Neuropsychopharmacology.

Carol Tamminga, M.D. is currently Professor at the Department of Psychiatry and Director of Translational Psychiatry at the University of Texas, Southwestern Medical Center. Until recently, she was Professor of Psychiatry at the department of Psychiatry at the University of Maryland. She has also taught at the University of Chicago. Dr. Tamminga’s research is focused on the neurochemical and neuropsychiatric aspects of schizophrenia. She co-founded the International Congress on Schizophrenia in 1989 and has organized the event since then. In 1998, Dr. Tamminga was elected a member of the Institute of Medicine, National Academy of Sciences. She currently serves as the President of the American College of Neuropsychopharmacology.

Board Composition

Upon the closing of this offering, in accordance with the terms of our certificate of incorporation, the terms of office of our board of directors will be divided into three classes:

•	Class I directors, whose term will expire at the first annual meeting of stockholders following the closing of this offering;

•	Class II directors, whose term will expire at the second annual meeting of stockholders following the closing of this offering; and

•	Class III directors, whose term will expire at the third annual meeting of stockholders following the closing of this offering.

Our Class I directors will be Carl L. Gordon, Lester J. Kaplan and Martien van Osch, our Class II directors will be Uli Hacksell, Torsten Rasmussen and Alan G. Walton and our Class III directors will be Gordon Binder, Mark R. Brann and Leslie L. Iverson. At each annual meeting of stockholders, after the initial classification, the successors to directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one third of the directors. This classification of the board of directors may have the effect of delaying or preventing a change of control or management of our company. Our directors will hold office until their successors have been elected and qualified or until their earlier death, resignation, disqualification or removal for cause by the holders of a majority of the outstanding stock entitled to vote on election of directors.

Committees of the Board of Directors

The audit committee of the board of directors reviews our internal accounting procedures and consults with and reviews the services provided by our independent accountants. Our audit committee currently consists of Gordon Binder, Carl L. Gordon and Martien van Osch.

Our compensation committee reviews and makes recommendations to the board of directors concerning compensation and benefits of all of our executive officers, administers our stock option plans and establishes and reviews general policies relating to compensation and benefits of our employees. Our compensation committee consists of Lester J. Kaplan, Torsten Rasmussen and Alan G. Walton.

Our nominating and corporate governance committee shall, among other things, oversee all aspects of our corporate governance and make recommendations to the board concerning the same. This committee shall also identify, review and evaluate new candidates to sit on the board of directors and review and evaluate incumbent directors. Our nominating and corporate governance committee consists of Lester J. Kaplan, Torsten Rasmussen and Alan G. Walton.

Director Compensation

Our directors currently receive a cash retainer of $7,500 per year, $15,000 per year for the Chairman of the Board, and a $1,000 fee per board meeting attended in person and $250 per board meeting attended telephonically, and directors may be reimbursed for expenses in connection with attendance at board and committee meetings. Our board of directors has approved additional compensation for committee participation following this offering. The chairman of each of the audit and nominating and corporate governance committees will receive $1500 per committee meeting attended in person, $1000 if attended telephonically, and the other members of those committees will receive $750 per committee meeting attended in person, $500 if attended telephonically. The members of the compensation committee will receive $500 per committee meeting attended in person and $250 per meeting attended telephonically. There is no additional compensation for the chairman of the compensation committee. In addition, all nonemployee directors are eligible for annual stock option grants under our 2004 equity incentive plan.

Our board of directors has approved resolutions providing for automatic stock option grants to nonemployee directors serving on the board. Each person who is elected or appointed for the first time to be a nonemployee director subsequent to the date of this offering will be granted an initial grant on the date of his or her election or appointment to the board to purchase 4,500 shares of our common stock.

The board resolutions also provide that eligible nonemployee directors will, on the day following each annual meeting, automatically receive an annual grant to purchase 4,500 shares of our common stock commencing with the annual meeting in 2005. If, however, the person has not been serving as a nonemployee director for the entire period since the preceding annual meeting, the number of shares subject to the annual grant will be reduced pro rata for each full month period prior to the date of grant during which such person did not serve as a nonemployee director.

The nonemployee director stock options will have a maximum term of ten years and must be exercised prior to the earlier of three years from the termination of service on the board by the nonemployee director for any reason and the expiration of the original term of the stock option. One-third of the shares issued under each initial grant of a nonemployee director option vest one year after the date of grant and one-twelfth vest on a quarterly basis over the next two years. One-quarter of the shares under each annual grant of a nonemployee director option vest each quarter following the date of grant. All options granted to nonemployee directors will be granted at the fair market value of the common stock on the date of grant.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Executive Compensation

The following table sets forth information concerning the compensation that we paid to our Chief Executive Officer and each of our four other most highly compensated executive officers for 2003.

Summary Compensation Table

			Long-Term Compensation
	Annual Compensation		Securities Underlying Options
Name and Principal Position	Salary	Bonus
Uli Hacksell Chief Executive Officer	$304,848	$86,882	240,000
Mark R. Brann President and Chief Scientific Officer	262,400	62,976	230,000
Thomas H. Aasen Vice President and Chief Financial Officer	221,986	51,057	105,000
Robert E. Davis Executive Vice President, Drug Discovery and Development	228,228	47,928	90,000
Bo-Ragnar Tolf Vice President, Chemistry and Managing Director, ACADIA Pharmaceuticals A/S	225,520	36,834	35,000

Employment Arrangements

We have entered into employment letters or agreements with each of our executive officers. Each of these employment arrangements provide for annual salaries and bonuses that are subject to annual review by our board of directors. For details on current salaries please see the compensation table above. Our executive officers also received initial stock grants in connection with joining us. For more details on the stock option and stock ownership positions of our executive officers please see the option grant tables below and the disclosure under “Principal Stockholders” in this prospectus.

Other than Dr. Tolf, none of our executive officers has a fixed employment term. Dr. Tolf has an employment contract that is renewable for one-year periods but which cannot be extended beyond November 30, 2007. In the event that Dr. Tolf’s employment is terminated by us during its term, we are obligated, except in limited circumstances, to provide Dr. Tolf with six months’ notice. If we terminate the employment of Dr. Hacksell, Mr. Aasen or Dr. Davis for reasons other than cause, we are obligated to pay that executive officer one year’s salary and to continue other benefits the officer may be receiving at the time of termination for the one-year period following termination of employment. If we terminate Dr. Brann’s employment for reasons other than cause, we are obligated to pay Dr. Brann two years’ salary and to continue other benefits he may be receiving at the time of termination for the two-year period following termination of employment. During the period of employment and for a period of up to two years thereafter, depending on the reason for leaving our employment, Dr. Brann is contractually prohibited from competing with us or soliciting our employees or clients.

Option Grants in 2003

The following table sets forth, for the named executive officers, information concerning stock options granted to purchase shares of our common stock under our 1997 stock option plan during the fiscal year ended December 31, 2003. Except as otherwise noted below, 25% of the option vests on the one year anniversary of the date of grant and the remainder vest in a series of equal monthly installments beginning on the month following the one-year anniversary of the date of grant and continuing over the next three years of service. The percentage of total options is based upon options to purchase an aggregate of approximately 877,000 shares of common stock granted to employees under our 1997 stock option plan in 2003.

Options were granted by our board of directors at an exercise price determined by them in good faith to be the fair value of our common stock as of the date of grant. In determining the fair value of our common stock our board of directors evaluated a number of factors, including our financial condition and business prospects, our stage of development and achievement of key technical and business milestones, private and public market conditions, the terms of our private financings and the valuations of similar companies in our industry.

Amounts represent the hypothetical gains that could be achieved from the respective options if exercised at the end of the option term, based on an assumed initial public offering price of $13.00 per share, and are not predictive of future gains, if any. There is a substantial disparity between the exercise price of the options and the assumed public offering price. These gains are based on assumed rates of stock appreciation of 5% and 10% compounded annually from the date the respective options were granted to their expiration date based upon an assumed initial public offering price of $13.00 per share minus the applicable per share exercise price.

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation
	Number of Securities Underlying Options Granted	Percentage of Total Options Granted to Employees in 2003	Exercise Price Per Share	Expiration Date
Name					5%	10%
Uli Hacksell	30,000 210,000	3.6 25.3%	$1.08 1.08	03/16/2013 09/07/2013	$603,300 4,223,100	$977,700 6,843,900
Mark R. Brann	20,000 210,000	2.4 25.3	1.08 1.08	03/16/2013 09/07/2013	402,200 4,223,100	651,800 6,843,900
Thomas H. Aasen	12,500 92,500	1.5 11.1	1.08 1.08	03/16/2013 09/07/2013	251,375 1,860,175	407,375 3,014,575
Robert E. Davis	12,500 77,500	1.5 9.3	1.08 1.08	03/16/2013 09/07/2013	251,375 1,558,525	407,375 2,525,725
Bo-Ragnar Tolf	10,000 25,000	1.2 3.0	1.08 1.08	03/16/2013 09/07/2013	201,100 502,750	325,900 814,750

December 31, 2003 Option Values

The following table sets forth information concerning stock options to purchase common stock held at December 31, 2003 by each of the named executive officers. None of our named executive officers exercised any options during the year ended December 31, 2003.

	Number of Securities Underlying Unexercised Options at December 31, 2003			Value of Unexercised In the Money Options at December 31, 2003(1)
Name	Exercisable		Unexercisable	Exercisable	Unexercisable
Uli Hacksell	356,666	(2)	10,417	$4,177,459	$114,587
Mark R. Brann	350,000	(3)	—	4,091,600	—
Thomas H. Aasen	165,312	(4)	2,188	1,941,282	24,068
Robert E. Davis	148,531	(5)	17,719	1,641,329	159,471
Bo-Ragnar Tolf	70,000	(6)	12,500	750,950	93,750

(1)	There was no public trading market for our common stock at December 31, 2003. Accordingly, these values have been calculated on the basis of the assumed initial public offering price of $13.00 per share minus the applicable per share exercise price.
(2)	If Dr. Hacksell’s employment with us terminated, 248,126 of the shares issuable upon the exercise of Dr. Hacksell’s options would be subject to repurchase by us at the original purchase price as of March 31, 2004. On March 5, 2004, Dr. Hacksell exercised 50,000 shares of our common stock pursuant to an option outstanding as of December 31, 2003.
(3)	If Dr. Brann’s employment with us terminated, 237,500 of the shares issued or issuable upon the exercise of Dr. Brann’s options would be subject to repurchase by us at the original purchase price as of March 31, 2004. On March 11, 2004, Dr. Brann exercised 92,592 shares of our common stock pursuant to an option outstanding as of December 31, 2003.
(4)	If Mr. Aasen’s employment with us terminated, 118,803 of the shares issued or issuable upon the exercise of Mr. Aasen’s options would be subject to repurchase by us at the original purchase price as of March 31, 2004. On each of February 23, 2004 and March 5, 2004, Mr. Aasen exercised 12,500 shares of our common stock pursuant to an option outstanding as of December 31, 2003.
(5)	If Dr. Davis’s employment with us terminated, 94,688 of the shares issued or issuable upon the exercise of Dr. Davis’s options would be subject to repurchase by us at the original purchase price as of March 31, 2004. On February 24, 2004, Dr. Davis exercised 105,500 shares of our common stock pursuant to an option outstanding as of December 31, 2003.
(6)	If Dr. Tolf’s employment with us terminated, 38,750 of the shares issuable upon the exercise of Dr. Tolf’s options would be subject to repurchase by us at the original purchase price as of March 31, 2004.

Employee Benefit Plans

1997 Stock Option Plan

In January 1997, we adopted our 1997 stock option plan. A total of 3,080,000 shares of common stock are authorized for issuance under the 1997 stock option plan, as amended in April 1999, November 2000, March 2002 and June 2003. Shares subject to stock options that have expired or otherwise terminated without having been exercised in full again become available for grant. The 1997 stock option plan permits the grant of options to our directors, officers, other employees and consultants. Options may be either incentive stock options to employees within the meaning of Section 422 of the Internal Revenue Code or nonstatutory stock options. Except in specified circumstances, no person may be granted options covering more than 250,000 shares of common stock in any calendar year.

The 1997 stock option plan is administered by our board of directors. The board may delegate the authority to administer the plan to a committee of directors or to one or more executive officers. Subject to the limitations set forth in the plan or limitations created by the board, the administrator has the authority to select the eligible persons to whom option grants are to be made, to designate the number of shares to be covered by each option, to determine whether an option is to be an incentive stock option or a nonstatutory stock option, to establish vesting schedules, to specify the exercise price of options and the type of consideration to be paid upon exercise and, subject to specified restrictions, to specify other terms of option grants under the plan.

The maximum term of options granted under the plan is ten years. Options granted under the 1997 stock option plan are generally nontransferable and vest at the rate determined by the administrator as specified in the option agreement.

In the event of an acquisition event amounting to a change in control of our ownership as defined in the 1997 stock option plan, our board of directors has the discretion to provide that all outstanding stock options under the plan may be assumed or substituted by the surviving entity. As an alternative or in addition, our board of directors may provide that outstanding options will become exercisable in full at a specified date prior to the change of control and that all unexercised options will terminate immediately prior to the change of control. In addition, options granted to our employees under the 1997 stock option plan require the option holders, in some circumstances, to sell all of their shares and other securities of our company upon request by a group of our major stockholders under our amended and restated stockholders agreement on terms negotiated between those major stockholders and the proposed buyer.

Our board of directors may amend or terminate the 1997 stock option plan at any time. Amendments will generally be submitted for stockholder approval to the extent required by applicable law.

At March 31, 2004, we had issued and outstanding under the 1997 stock option plan options to purchase approximately 1.7 million shares of common stock and approximately 651,000 shares had been purchased upon the exercise of previously held options. The exercise prices for of these outstanding options ranges from $0.02 per share to $8.00 per share. No options will be granted under the 1997 stock option plan following the closing of this offering.

2004 Equity Incentive Plan

In February 2004, our board of directors adopted our 2004 equity incentive plan that will become effective upon the closing of this offering. The number of shares of common stock authorized for issuance under the 2004 equity incentive plan will equal the sum of 200,000 shares of common stock, the number of shares of common stock remaining available for issuance under the 1997 stock option plan as of the closing of this offering and any shares that may thereafter revert to the 1997 stock option plan share reserve. The 2004 equity incentive plan includes an “evergreen” provision providing that an additional number of shares will automatically be added annually for a period of five years to the shares authorized for issuance under the 2004 equity incentive plan at each annual meeting of stockholders beginning in 2005. The number of shares added each year will be equal to the least of:

•	three percent of our outstanding common stock as of the record date for the applicable annual meeting;

•	750,000; or

•	an amount determined for such year by our board of directors.

Shares subject to stock awards that have expired or otherwise terminated without having been exercised in full again become available for grant.

The 2004 equity incentive plan permits the grant of options to our directors, officers, other employees and consultants. Options may be either incentive stock options to employees within the meaning of Section 422 of the Internal Revenue Code or nonstatutory stock options. In addition, the 2004 equity incentive plan permits the grant of stock bonuses, rights to purchase restricted stock, stock appreciation rights, phantom stock awards and other stock awards. Except in specified circumstances, no employee may be granted options or stock appreciation rights covering more than 1,000,000 shares of common stock in any calendar year.

The 2004 equity incentive plan is administered by our board of directors. Authority to administer the plan may be delegated to a committee or to one or more executive officers. Subject to the limitations set forth in the 2004 equity incentive plan, the plan administrator has the authority to select the eligible persons to whom award grants are to be made, to determine the type of award, to designate the number of shares or other rights to be covered by each award, to determine whether an option is to be an incentive stock option or a nonstatutory stock option, to establish vesting schedules for each award, to specify the exercise price, purchase price or other payment terms of awards and the type of consideration to be paid upon exercise of the awards and, subject to specified restrictions, to specify other terms of awards.

The maximum term of any option granted under the 2004 equity incentive plan is ten years. Incentive stock options granted under the 2004 equity incentive plan are generally nontransferable. Nonstatutory stock options are generally nontransferable, although the applicable option agreement may permit some transfers. Options generally expire three months after the termination of an optionholder’s service. However, if an optionholder is permanently disabled, or dies, during his or her service, that person’s options generally may be exercised up to 12 months following disability or up to 18 months following death.

The exercise price of options granted under the 2004 equity incentive plan will be determined by the board of directors or plan administrator in accordance with the guidelines set forth in the 2004 equity incentive plan. The exercise price of a stock option cannot be less than 100% of the fair market value of the common stock on the date of grant. The following methods of payment may be used to apply to the exercise price of the options: cash or, at the discretion of the board of directors, by delivery to us of shares of our common stock, according to a deferred payment arrangement, by “net exercise” or “cashless exercise” or in any other form of legal consideration approved by our board of directors.

Options or other awards granted under the 2004 equity incentive plan vest at the rate determined by the board of directors or committee as specified in the option agreement or other applicable award agreement. The terms of any stock bonuses, restricted stock awards, stock appreciation rights, phantom stock awards or other awards granted under the 2004 equity incentive plan will be determined by the board of directors or plan administrator. The purchase price of restricted stock under any restricted stock purchase agreement will be determined by the board of directors or plan administrator. Stock bonuses and restricted stock purchase agreements awarded under the 2004 equity incentive plan will generally be nontransferable, although the applicable award agreement may permit some transfers.

Stock appreciation rights under the 2004 equity incentive plan are granted through a stock appreciation right agreement. Each stock appreciation right is denominated in share equivalents. The strike price of each stock appreciation right is determined by our board of directors or the plan administrator. Phantom stock awards under the 2004 equity incentive plan are purchased through phantom stock award agreements. The consideration for a phantom stock award may be payable in any form permitted under applicable laws. Stock appreciation rights may be paid, and phantom stock awards may be settled, in our common stock or in cash or any combination of the two, or any other form of legal consideration approved by our board of directors.

In addition, other forms of stock awards, based on our common stock may be granted either alone or in addition to other stock awards under the 2004 equity incentive plan. Our board of directors or the plan administrator has sole and complete authority to determine the persons to whom and the time or times at which such other stock awards will be granted, the number of shares of our common stock to be granted and other conditions of such stock awards.

In the event of a corporate transaction amounting to a change of control in our ownership as defined in the 2004 equity incentive plan, all outstanding stock awards under the 2004 equity incentive plan must either be assumed or substituted for by the surviving entity. In the event the surviving entity does not assume or substitute for the stock awards, then the vesting and exercisability of outstanding awards will accelerate prior to the change of control and the awards will terminate to the extent not exercised prior to the change of control.

Our board of directors may amend or terminate the 2004 equity incentive plan at any time. Amendments will be submitted for stockholder approval to the extent required by applicable law.

2004 Employee Stock Purchase Plan

In February 2004, we adopted our 2004 employee stock purchase plan to become effective upon the effective date of this offering. A total of 125,000 shares of common stock have been reserved for issuance under the purchase plan. The purchase plan includes an “evergreen” provision providing that an additional number of shares will automatically be added annually for a period of ten years to the shares authorized for issuance under the purchase plan at our annual meeting of stockholders beginning in 2005. The number of shares added each year will be the least of:

•	one percent of our outstanding common stock;

•	150,000; or

•	an amount expressly determined for such year by our board of directors.

The purchase plan is intended to qualify as an employee stock purchase plan within the meaning of Section 423 of the Internal Revenue Code. Under the purchase plan, the board of directors may authorize participation by eligible employees, including executive officers, in periodic offerings following the commencement of the purchase plan. The initial offering under the purchase plan will commence on the effective date of this offering and continue for two years thereafter.

Unless otherwise determined by the board of directors, employees are eligible to participate in the purchase plan only if they are employed by us or one of our subsidiaries designated by the board of directors for at least 20 hours per week and are customarily employed for at least five months per calendar year. Employees who participate in an offering may have up to 15% of their earnings withheld pursuant to the purchase plan. The amount withheld is then used to purchase shares of common stock on specified dates determined by the board of directors. The price of common stock purchased under the purchase plan will be equal to 85% of the lower of the fair market value of the common stock at the commencement date of each offering period or the relevant purchase date. Employees may end their participation in the offering at any time during the offering period, and participation ends automatically upon termination of employment.

In the event of a corporate transaction amounting to change of control of ownership as defined in the 2004 employee stock purchase plan, each right to purchase common stock will be assumed or an equivalent right substituted by the successor corporation. In the event that the rights are not assumed or substituted, then all sums collected by payroll deductions will be applied to purchase stock immediately prior to such merger or other transaction. The board of directors has the authority to amend or terminate the purchase plan, provided however, that no such action may adversely affect any outstanding rights to purchase common stock.

401(k) Plan

We adopted a 401(k) Plan effective January 1, 1997. All regular employees who are 21 years or older, with the exception of post-doctoral training fellows and graduate student training fellows, are eligible to participate in the plan on the first day of January, April, July or October following their date of hire. These participants may contribute up to 60% of their current compensation, subject to a statutorily prescribed annual dollar limit set by the IRS. Participant contributions are held in a trust as required by law. Individual participants may direct the trustee to invest their accounts in authorized investment alternatives. We make matching contributions to the 401(k) Plan on behalf of each participant in an amount equal to 100% of the participant’s salary reduction contributions up to 5% of the participant’s annual compensation. In addition, we may make discretionary and special contributions each year, although we have not done so to date. Each participant is fully vested in his or her salary reduction contributions and our matching and special contributions to the 401(k) Plan. We adopted the Safe Harbor Contribution Plan Amendment in January 1999. The 401(k) Plan is intended to qualify under Section 401(a) of the Internal Revenue Code so that contributions to the 401(k) Plan, and income earned on such contributions, are not taxable to participants until withdrawn or distributed from the 401(k) Plan.

RELATED-PARTY TRANSACTIONS

The following is a description of transactions since January 1, 2001 to which we have been a party and in which any director, executive officer or holder of more than five percent of our capital stock had or will have a direct or indirect material interest, other than compensation arrangements, which are described under “Management.” See “Principal Stockholders” for more detail regarding the relationship of these parties to our directors, executive offers and principal stockholders.

In March and May 2003, we sold in a private placement 5,212,962 shares of Series F preferred stock at $5.40 per share for an aggregate purchase price of $28,150,006 in cash. The shares of Series F preferred stock were sold and issued under a Series F preferred stock purchase agreement dated March 27, 2003. We also issued 375,000 shares of Series E preferred stock to existing holders of preferred stock that participated in the Series F preferred stock financing. Upon the closing of this offering, each share of Series E preferred stock and Series F preferred stock will be reclassified into one share of our common stock. The following table sets forth the names of the principal stockholders that participated in our Series F preferred stock financing and the number of shares they each purchased:

Series F Preferred Stock
Principal Stockholder
Oxford Bioscience Partners IV affiliates	2,314,815
Lonmodtagernes Dyrtidsfond	407,407
OrbiMed Advisors LLC affiliates	462,963
Dansk Kapitalanlaeg Aktieselskab	129,630
Federated Kaufmann Fund	462,963
ABN AMRO Ventures BV	240,741
Hambrecht & Quist Capital Management Inc. and affiliates	231,481

Under our amended and restated stockholders agreement entered into in connection with our Series F preferred stock financing, some of our preferred stockholders have registration rights. See “Description of Capital Stock—Registration Rights” for a description of these registration rights. These registration rights have been waived with respect to this offering. Further, we agreed with our stockholders on restrictions on the issuance and transfer of shares of our capital stock, rights of first refusal, voting rights relating to the election of directors and provisions requiring all parties to the agreement to sell their shares if requested by a group of major stockholders. All of these restrictions and rights are not applicable to, and will terminate upon the closing of, this offering.

Allergan is the sole holder of our Series C preferred stock, and we have entered into three collaboration agreements with Allergan and its affiliates. For a more detailed discussion of our agreements with Allergan, refer to “Business—Collaboration Agreements.” One of our directors, Dr. Kaplan, is an executive officer and board member of Allergan.

Some of our directors are associated with our principal stockholders as indicated in the table below:

Director	Principal Stockholder
Carl L. Gordon	OrbiMed Advisors LLC affiliates
Martien van Osch	ABN AMRO Ventures BV
Alan G. Walton	Oxford Bioscience Partners affiliates

We expect to enter into indemnification agreements with each of our directors and executive officers.

PRINCIPAL STOCKHOLDERS

Except as otherwise noted, the following table sets forth selected information known to us with respect to beneficial ownership of our common stock at March 31, 2004 by:

•	each stockholder we know to be the beneficial owner of more than five percent of our common stock;

•	each of our directors;

•	each of our named executive officers; and

•	all of our executive officers and directors as a group.

Except where otherwise indicated below, the address of the stockholders listed below is our address, 3911 Sorrento Valley Boulevard, San Diego, California 92121.

The following table reflects 1,800,841 shares of our common stock outstanding at March 31, 2004 and the conversion or reclassification, as applicable, of all outstanding shares of our preferred stock into 9,900,913 shares of common stock. The percentage of shares beneficially owned after the offering includes the sale of 5,000,000 shares of our common stock in this offering and the automatic conversion of a convertible promissory note into 77,492 shares of our common stock.

	Number of Shares Beneficially Owned(1)	Percentage of Shares Beneficially Owned
Name of Beneficial Owner		Before Offering	After Offering
5% Stockholders
Oxford Bioscience Partners IV affiliates(2)	2,314,815	19.8%	13.8%
Lonmodtagernes Dyrtidsfond(3)	1,123,952	9.6	6.7
OrbiMed Advisors LLC affiliates(4)	889,009	7.6	5.3
Dansk Kapitalanlaeg Aktieselskab(5)	859,013	7.3	5.1
Kommunernes Pensionsforsikring A/S(6)	704,264	6.0	4.2
Federated Kaufmann Fund(7)	686,009	5.9	4.1
ABN AMRO Ventures BV(8)	662,391	5.7	3.9
Hambrecht & Quist Capital Management, LLC(9)	609,671	5.2	3.6

Directors and Executive Officers
Uli Hacksell, Ph.D.(10)	439,791	3.7	2.6
Mark R. Brann, Ph.D.(11)	787,756	6.6	4.6
Thomas H. Aasen(12)	204,635	1.7	1.2
Robert E. Davis, Ph.D.(13)	167,359	1.4	1.0
Bo-Ragnar Tolf, Ph.D.(14)	83,906	*	*
Leslie L. Iversen, Ph.D.(15)	17,750	*	*
Alan G. Walton, Ph.D.(2)	2,314,815	19.8	13.8
Carl L. Gordon, Ph.D.(4)	889,009	7.6	5.3
Martien van Osch(8)	662,391	5.7	3.9
Gordon Binder(16)	555,555	4.7	3.3
Lester J. Kaplan, Ph.D.(17)	511,500	4.4	3.0
Torsten Rasmussen(18)	10,500	*	*
All current directors and executive officers as a group (13 persons)(19)	6,756,633	53.0%	37.9%

*	Represents beneficial ownership of less than 1% of our outstanding common stock.
(1)

Unless otherwise indicated below, the persons and entities named in the table above have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Shares of common stock subject to options or warrants that are currently exercisable or are exercisable within 60 days of March 31, 2004 are deemed to be outstanding and to be beneficially owned by the person holding such options or warrants for the purpose of computing the percentage ownership of such person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

(2)	Includes 2,291,667 shares owned by Oxford Bioscience Partners IV and 23,148 shares owned by mRNA Fund II L.P. Dr. Walton is a General Partner of Oxford Bioscience Partners IV and mRNA Fund II L.P., and holds voting and investment power over the shares held by both of these funds. Dr. Walton disclaims beneficial ownership of shares in which he does not have a pecuniary interest. The address for Oxford Bioscience Partners IV and mRNA Fund II L.P. is 222 Berkeley Street, Suite 1650, Boston, MA 02116.
(3)	Includes 1,123,952 shares owned by Lonmodtagernes Dyrtidsfond. Hans Jorgen Madsen, Manager, Head of Department, holds the voting and investment power over these shares. The address for Lonmodtagernes Dyrtidsfond is Vendersgade 28, DK-1363, Copenhagen K Denmark.
(4)	Includes 531,606 shares owned by and 1,800 shares issuable upon exercise of stock options to Eaton Vance Worldwide Health Sciences Fund and 354,403 shares owned by and 1,200 shares issuable upon exercise of stock options to Finsbury Worldwide Pharmaceutical Trust. Dr. Gordon is a General Partner of OrbiMed Advisors LLC, which provides investment advisory services to Eaton Vance Worldwide Health Sciences Fund and Finsbury Worldwide Pharmaceutical Trust, and holds voting and investment power over the shares held by both those funds. Dr. Gordon disclaims beneficial ownership of shares in which he does not have a pecuniary interest. The address of OrbiMed Advisors LLC is 767 Third Avenue, 30th Floor, New York, New York 10017-2023.
(5)	Includes 859,013 shares owned by Dansk Kapitalanlaeg Aktieselskab, a publicly held Danish corporation, Aktieselskab. The address for Dansk Kapitalanlaeg Aktieselskab is 103 Gothersgade, P.O. Box 1080, Copenhagen K Denmark.
(6)	Includes 704,264 shares owned by Kommunernes Pensionsforsikring A/S. Any two of the following three individuals may make voting or investment decisions regarding the shares: Neils Hougaard, Head of Investments, Anne Charlotte Mark, Head of Equities, and Benny Burchardt, Head of Fixed Income. The address for Kommunernes Pensionsforsikring A/S is Tuborg Havnevej 14 P.O. Box 824 DK-2900 Hellerup Denmark.
(7)	Includes 686,009 shares owned by Federated Kaufmann Fund. The address for Federated Kaufmann Fund is 140 East 45th Street, 43rd Floor, New York, New York 10017.
(8)	Includes 662,391 shares owned by ABN AMRO Ventures BV, which is majority owned by ABN AMRO NV, a publicly held company incorporated in the Netherlands. Mr. van Osch is Vice President and Senior Investment Manager of ABN AMRO Capital, a company majority owned by ABN AMRO NV, and he disclaims beneficial ownership of shares in which he does not have a pecuniary interest. The address for ABN AMRO Ventures BV is Gustav Mahlerlaan 10, P.O. Box 283 (HQ4039), 1000 EA Amsterdam, The Netherlands.
(9)	Includes 365,803 shares owned by H&Q Healthcare Investors and 243,868 shares owned by H&Q Life Sciences Investors, each of which is a publicly traded closed-end mutual fund. Hambrecht and Quist Capital Management is the fund manager of H&Q Healthcare Investors and H&Q Life Sciences Investors. The address for Hambrecht and Quist Capital Management, LLC is 30 Rowes Wharf, Suite 430, Boston, Massachusetts 02110-3328.
(10)	Includes 97,916 shares owned by Dr. Hacksell and 341,875 shares issuable upon the exercise of stock options.
(11)	Includes 510,349 shares held by Dr. Brann and Anna Maria Frost-Jensen, as trustees of The Brann 2004 Trust Dated January 27, 2004, and 277,407 shares issuable upon the exercise of stock options, but does not include 343,787 shares held by S.V. Penelope Jones, Ph.D., over which Dr. Brann has voting powers under the terms of a voting agreement. Dr. Brann disclaims beneficial ownership of shares subject to the voting agreement.
(12)	Includes 50,000 shares owned by Mr. Aasen and 154,635 shares issuable upon the exercise of stock options.
(13)	Includes 105,500 shares owned by Dr. Davis and 61,859 shares issuable upon the exercise of stock options.
(14)	Includes 83,906 shares issuable upon the exercise of stock options.
(15)	Includes 17,750 shares issuable upon the exercise of stock options.
(16)	Includes 522,948 shares owned by Coastview Bioscience Partners I, L.P., 18,243 shares owned by Coastview Strategic Fund I, L.P. and 14,364 shares owned by Coastview Advisors Fund I, L.P. Mr. Binder is the Founder and Managing Director of Coastview Bioscience Partners I, L.P., Coastview Strategic Fund I, L.P. and Coastview Advisors Fund I, L.P., and holds voting and investment power over the shares held by these three funds. Mr. Binder disclaims beneficial ownership of shares in which he does not have a pecuniary interest. The address for Coastview Bioscience Partners I, L.P., Coastview Strategic Fund I, L.P. and Coastview Advisors Fund I, L.P. is 11111 Santa Monica Boulevard, Suite 1850, Los Angeles, California 90025.
(17)	Includes 500,000 shares owned by Allergan Sales, LLC and 11,500 shares issuable to Dr. Kaplan upon the exercise of stock options. Dr. Kaplan is President, Research and Development and Global BOTOX at Allergan, Inc., a public company which is the parent company of Allergan Sales, LLC, and he disclaims beneficial ownership of shares in which he does not have a pecuniary interest. The address for Allergan Sales, LLC is 2525 Dupont Drive, P.O. Box 19534, Irvine, California 92623.
(18)	Includes shares issuable to Morgan Management ApS, a Danish corporation in which Mr. Rasmussen has a controlling interest, upon the exercise of stock options.
(19)	Includes 1,039,098 shares issuable upon the exercise of stock options.

DESCRIPTION OF CAPITAL STOCK

Following the closing of this offering, our authorized capital stock will consist of 75,000,000 shares of common stock, $0.0001 par value per share, and 5,000,000 shares of preferred stock, $0.0001 par value per share. At March 31, 2004, and assuming the conversion or reclassification, as applicable, of all outstanding preferred stock into common stock immediately prior to the closing of this offering, the 1-for-2 reverse stock split of the common stock and preferred stock to be effected prior to the closing of this offering and the automatic conversion of a convertible promissory note issued in early May 2004 into 77,492 shares of our common stock upon the closing of this offering, there were outstanding 11,779,246 shares of common stock held of record by 92 stockholders, warrants to purchase 74,073 shares of common stock and options to purchase 1,679,590 shares of common stock.

Common Stock

Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available at such times and in such amounts as our board of directors may from time to time determine. Each stockholder is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Cumulative voting for the election of directors is not provided for in our certificate of incorporation, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election. The common stock is not entitled to preemptive rights and is not subject to conversion or redemption. In the event of our liquidation, dissolution or winding up, the common stock is entitled to share in all assets remaining after payment of liabilities and liquidation preferences of outstanding shares of preferred stock. Each outstanding share of common stock is, and all shares of common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

Preferred Stock

Following the conversion or reclassification, as applicable, of our outstanding preferred stock into common stock in connection with this offering, our board of directors will have the authority, without further action by the stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the common stock. Our board of directors, without stockholder approval, can issue preferred stock with voting, conversion or other rights that could adversely affect the voting power and other rights of the holders of common stock. Preferred stock could thus be issued quickly with terms calculated to delay or prevent a change of control or make removal of management more difficult. The issuance of preferred stock may have the effect of decreasing the market price of the common stock, and may adversely affect the voting and other rights of the holders of common stock. At present, there are no shares of preferred stock outstanding and we have no plans to issue any of the preferred stock.

Warrants

Upon completion of this offering, we will have outstanding warrants to purchase an aggregate of 74,073 shares of common stock at an exercise price of $8.10 per share. These warrants expire in May 2012 or on the occurrence of specified events, whichever occurs first.

Anti-Takeover Provisions

Delaware Law

We are governed by the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales or other transactions resulting in a financial benefit to the stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years, did own, 15% or more of the corporation’s outstanding voting stock. This provision could delay, discourage or prohibit transactions not approved in advance by the board of directors, such as takeover attempts that might result in a premium over the market price of the common stock.

Charter and Bylaw Provisions

Our certificate of incorporation and bylaws contain provisions that could discourage potential takeover attempts and make more difficult attempts by stockholders to change management. Our certificate of incorporation provides that stockholders may not take action by written consent but may only act at a stockholders’ meeting, and that special meetings of our stockholders may only be called by the Chairman of our board of directors or a majority of our board of directors. In addition, upon the closing of this offering, the terms of office of our board of directors will be divided into three classes as described in “Management—Board Composition.”

Registration Rights

Following 180 days after the completion of this offering, under the terms of our amended and restated stockholders agreement, the holders of 10,003,289 shares of our common stock will have the right to demand that we register their shares, subject to limitations, under the Securities Act on Form S-1 or Form S-2 or similar forms. In addition, at any time after we become eligible to file a registration statement on Form S-3, these holders and the holders of warrants to purchase an aggregate of 74,073 shares of our common stock will have the right to demand that we register their shares, subject to limitations, on Form S-3 or similar form. In addition, all of these holders are entitled, subject to limitations, to require us to include their shares in future registration statements that we may file for our own account or for the account of other stockholders.

We are generally required to bear all of the expenses of these registrations, except underwriting discounts and commissions. Registration of any of the shares of common stock entitled to these registration rights would result in the shares becoming freely tradable without restriction under the Securities Act. Upon completion of this offering, the registration rights with respect to the shares held by any party to the amended and restated stockholders agreement will terminate if the stockholder holds less than 1% of the then outstanding shares of common stock and the stockholder’s shares are entitled to be resold without restriction under Rule 144 promulgated under the Securities Act.

Transfer Agent and Registrar

The Transfer Agent and Registrar for our common stock is Mellon Investor Services. The Transfer Agent and Registrar’s address is 400 South Hope Street, Los Angeles, California 90071.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Sales of substantial amounts of common stock in the public market after the lapse of contractual and legal restrictions prohibiting their resale described below could adversely affect the prevailing market price and our ability to raise equity capital in the future.

Upon completion of this offering, we will have outstanding an aggregate of 16,779,246 shares of our common stock assuming no exercise of outstanding options or warrants and no exercise of the underwriters’ over-allotment option. Of these shares, the 5,000,000 shares sold in this offering will be freely tradable without restrictions or further registration under the Securities Act, unless those shares are purchased by “affiliates” as that term is defined in Rule 144 under the Securities Act. The remaining 11,779,246 shares of common stock held by existing stockholders are “restricted securities” as that term is defined in Rule 144 under the Securities Act or are subject to the contractual restrictions described below. Of these remaining securities:

•	shares that are not subject to the 180-day lock-up period described below may be sold immediately after completion of this offering;

•	additional shares that are not subject to the 180-day lock up period described below may be sold beginning 90 days after the effective date of this offering; and

•	additional shares may be sold upon expiration of the 180-day lock-up period described below.

Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or 701 under the Securities Act, which rules are summarized below.

Rule 144

In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately 168,000 shares immediately after this offering; or

•	the average weekly trading volume of the common stock on The Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 144(k)

Common stock eligible for sale under Rule 144(k) may be sold immediately upon the completion of this offering. In general, under Rule 144(k), a person may sell shares of common stock acquired from us immediately upon completion of this offering, without regard to manner of sale, the availability of public information or volume, if:

•	the person is not our affiliate and has not been our affiliate at any time during the three months preceding the sale; and

•	the person has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate.

Rule 701

In general, under Rule 701 of the Securities Act, any of our employees, consultants or advisors who purchase shares from us in connection with a qualified compensatory stock plan or other written agreement is eligible to resell those shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with various restrictions, including the holding period, contained in Rule 144.

Lock-up Agreements

Our officers and directors and stockholders beneficially owning approximately     % of the shares of common stock, after giving effect to the conversion or reclassification, as applicable, of all outstanding shares of preferred stock into shares of common stock, have signed lock-up agreements under which they agreed not to sell, offer, contract or grant any option to sell, pledge, transfer, establish a put equivalent position or otherwise dispose of, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock beneficially owned by them, for a period ending 180 days after the date of this prospectus. The foregoing does not prohibit open market purchases and sales of our common stock by such holders after the completion of this offering, and limited other transfers as long as the transferee agrees to be bound by the lock-up agreement.

Registration Rights

Upon completion of this offering, the holders of 10,003,289 shares of our common stock, or their transferees, have rights to require or participate in the registration of those shares under the Securities Act pursuant to our amended and restated stockholders agreement. For a detailed description of these registration rights see “Description of Capital Stock—Registration Rights.”

Stock Options

We intend to file a registration statement under the Securities Act covering 3,405,000 shares of common stock reserved for issuance under our 1997 stock option plan, 2004 equity incentive plan and 2004 employee stock purchase plan. That registration statement is expected to become effective upon filing with the SEC. Accordingly, common stock registered under that registration statement will, subject to vesting provisions and limitations as to the volume of shares that may be sold by our affiliates under Rule 144 described above, be available for sale in the open market unless the holder is subject to the 180-day lock-up period.

As of March 31, 2004, options to purchase 1,679,590 shares of common stock were issued and outstanding at a weighted average exercise price of $2.08 per share. Upon the expiration of the lock-up period described above, at least              shares of common stock will be subject to vested options.

Warrants

Upon completion of this offering, there will be warrants outstanding to purchase 74,073 shares of common stock at an exercise price of $8.10 per share. Any shares purchased pursuant to the “cashless exercise” feature of outstanding warrants may be sold approximately 90 days after completion of this offering, subject to the requirements of Rule 144 and subject to the terms of the lock-up agreements to which the holder may be a party.

UNITED STATES TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a general discussion of the principal United States federal income and estate tax consequences of the acquisition, ownership and disposition of our common stock by a Non-U.S. Holder. As used in this prospectus, the term “Non-U.S. Holder” is a person who holds our common stock other than:

•	a citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States or of any political subdivision of the United States;

•	an estate the income of which is includable in gross income for United States federal income tax purposes regardless of its source; or

•	a trust subject to the primary supervision of a United States court and the control of one or more United States persons, or a trust (other than a wholly owned grantor trust) that has a valid election in effect to be treated as a domestic trust despite not meeting the requirements described above.

If a partnership holds our common stock, the United States federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. A holder that is a partner in a partnership should consult its tax advisor regarding the United States federal income tax consequences of the acquisition, ownership and disposition of our common stock.

This discussion does not consider:

•	state, local or foreign tax consequences;

•	the tax consequences for the stockholders or beneficiaries of a Non-U.S. Holder; or

•	special tax rules that may apply to selected Non-U.S. Holders, including without limitation, partnerships, dealers in securities, traders in securities and United States expatriates.

This discussion is limited to those Non-U.S. Holders who hold our common stock as a capital asset within the meaning of Section 1221 of the United States Internal Revenue Code of 1986, as amended, or the “Code.”

The following discussion is based on provisions of the Code, applicable Treasury regulations and administrative and judicial interpretations, all as of the date of this prospectus, and all of which are subject to change, retroactively or prospectively. We have not requested a ruling from the Unites States Internal Revenue Service or an opinion of counsel with respect to the United States federal income tax consequences of the purchase or ownership of our common stock to a Non-U.S. Holder under the Code. The following summary is for general information. Accordingly, each Non-U.S. Holder should consult a tax advisor regarding the United States federal, state, local and foreign income and other tax consequences of acquiring, holding and disposing of shares of our common stock.

Dividends

We do not anticipate paying cash dividends on our common stock in the foreseeable future. See “Dividend Policy.” In the event, however, that dividends are paid on shares of our common stock, dividends paid to a Non-U.S. Holder of our common stock generally will be subject to withholding of United States federal income tax at a 30% rate on the gross amount of the dividend, or such lower rate as may be provided by an applicable income tax treaty.

Dividends that are effectively connected with a Non-U.S. Holder’s conduct of a trade or business in the United States or, if any income tax treaty applies, attributable to a permanent establishment in the United States, are considered to be “United States trade or business income,” and are generally not subject to the 30% withholding tax if the Non-U.S. Holder files the appropriate United States Internal Revenue Service form with the payor. However, such United States trade or business income, net of specified deductions and credits, is taxed at the same graduated rates applicable to United States persons. Any United States trade or business income received by a Non-U.S. Holder that is a corporation may also be subject to an additional “branch profits tax” at a 30% rate or such lower rate as specified by an applicable income tax treaty.

A Non-U.S. Holder of our common stock who claims the benefit of an applicable income tax treaty generally will be required to satisfy applicable certification and other requirements. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

A Non-U.S. Holder of our common stock that is eligible for a reduced rate of United States withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the United States Internal Revenue Service.

Gain on Disposition of Common Stock

A Non-U.S. Holder generally will not be subject to United States federal income tax in respect of gain recognized on a disposition of our common stock unless:

•	the gain is effectively connected with a United States trade or business, or if any income tax treaty applies, attributable to a permanent establishment in the United States, and thus is United States trade or business income, in which case the branch profits tax described above may also apply to a corporate Non-U.S. Holder;

•	the Non-U.S. Holder is an individual who holds our common stock as a capital asset within the meaning of Section 1221 of the Code, is present in the United States for 183 days or more in the taxable year of the disposition and meets other requirements;

•	the Non-U.S. Holder is subject to tax pursuant to the provisions of the United States tax law applicable to selected United States expatriates; or

•	we are or have been a “United States real property holding corporation” for United States federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the Non-U.S. Holder held our common stock.

Generally, a corporation is a “United States real property holding corporation” if the fair market value of its “United States real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. We believe we have never been, are not currently and are not likely to become a United States real property holding corporation for United States federal income tax purposes.

Federal Estate Tax

Common stock owned or treated as owned by an individual who is a Non-U.S. Holder at the time of death will be included in the individual’s gross estate for United States federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise.

Information Reporting and Backup Withholding Tax

The amount of dividends paid to a Non-U.S. Holder and the tax withheld with respect to those dividends may be reported to the United States Internal Revenue Service and to the Non-U.S. Holder. Copies of the information returns reporting those dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder is a resident under the provisions of an applicable income tax treaty or agreement. A Non-U.S. Holder of our common stock that fails to certify its Non-U.S. Holder status in accordance with applicable United States Treasury regulations may be subject to backup withholding at a rate of 28% of dividends.

The payment of the proceeds of the disposition of our common stock by a holder to or through the United States office of a broker generally will be subject to information reporting and backup withholding at a rate of 28% unless the holder either certifies its status as a Non-U.S. Holder under penalties of perjury or otherwise establishes an exemption. The payment of the proceeds of the disposition by a Non-U.S. Holder of our common stock to or through a foreign office of a foreign broker will not be subject to backup withholding or information reporting unless the foreign broker is a “United States related person.” In the case of the payment of proceeds from the disposition of our common stock by or through a foreign office of a broker that is a United States person or a “United States related person,” information reporting on the payment applies unless the broker receives a statement from the owner, signed under penalty or perjury, certifying its foreign status or the broker has documentary evidence on its files that the holder is a Non-U.S. Holder and the broker has no actual knowledge to the contrary. For this purpose, a “United States related person” is:

•	a “controlled foreign corporation” for United States federal income tax purposes;

•	a foreign person 50% or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment, or for such part of the period that the broker has been in existence, is derived from activities that are effectively connected with the conduct of a United States trade or business;

•	a foreign partnership if, at any time during the taxable year, (A) at least 50% of the capital or profits interest in the partnership is owned by United States persons, or (B) the partnership is engaged in a United States trade or business; or

•	some United States branches of foreign banks or insurance companies.

Backup withholding may apply to the payment of disposition proceeds by or through a foreign office of a broker that is a United States person or a United States related person unless specific certification requirements are satisfied or an exemption is otherwise established and the broker has no actual knowledge that the holder is a United States person. Non-U.S. Holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder that result in an overpayment of taxes will be refunded, or credited against the holder’s United States federal income tax liability, if any, provided that the required information is furnished to the United States Internal Revenue Service.

UNDERWRITING

We are offering the shares of common stock described in this prospectus through a number of underwriters. Banc of America Securities LLC, Piper Jaffray & Co., JMP Securities LLC and Adams, Harkness & Hill, Inc. are the representatives of the underwriters. We have entered into a firm commitment underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has agreed to purchase, the number of shares of common stock listed next to its name in the following table:

Underwriter	Number of Shares
Banc of America Securities LLC
Piper Jaffray & Co.
JMP Securities LLC
Adams, Harkness & Hill, Inc.

Total	5,000,000

The underwriting agreement is subject to a number of terms and conditions and provides that the underwriters must buy all of the shares if they buy any of them. The underwriters will sell the shares to the public when and if the underwriters buy the shares from us.

The underwriters initially will offer the shares to the public at the price specified on the cover page of this prospectus. The underwriters may allow a concession of not more than $                     per share to selected dealers. The underwriters may also allow, and those dealers may re-allow, a concession of not more than $                     per share to some other dealers. If all the shares are not sold at the public offering price, the underwriters may change the public offering price and the other selling terms. The common stock is offered subject to a number of conditions, including:

•	receipt and acceptance of the common stock by the underwriters; and

•	the underwriters’ right to reject orders in whole or in part.

Over-Allotment Option. We have granted the underwriters an over-allotment option to buy up to 750,000 additional shares of our common stock, at the same price per share as they are paying for the shares shown in the table above. These additional shares would cover sales of shares by the underwriters which exceed the total number of shares shown in the table above. The underwriters may exercise this option at any time within 30 days after the date of this prospectus. To the extent that the underwriters exercise this option, each underwriter will purchase additional shares from us in approximately the same proportion as it purchased the shares shown in the table above. If purchased, the additional shares will be sold by the underwriters on the same terms as those on which the other shares are sold. We will pay the expenses associated with the exercise of this option.

Discount and Commissions. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. These amounts are shown assuming no exercise and full exercise of the underwriters’ option to purchase additional shares.

We estimate that the expenses of the offering to be paid by us, not including underwriting discounts and commissions, will be approximately $1,300,000.

Paid by Us
	No Exercise	Full Exercise
Per Share	$	$

Total	$	$

Listing. We expect our common stock to be approved for quotation on The Nasdaq National Market under the symbol “ACAD”.

Stabilization. In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

•	stabilizing transactions;

•	short sales;

•	syndicate covering transactions;

•	imposition of penalty bids; and

•	purchases to cover positions created by short sales.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. Stabilizing transactions may include making short sales of our common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock from us or on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. Syndicate covering transactions involve purchases of our common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option.

A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The representatives also may impose a penalty bid on underwriters and dealers participating in the offering. This means that the representatives may reclaim from any syndicate members or other dealers participating in the offering the selling concession on shares sold by them and purchased by the representatives in stabilizing or short covering transactions.

These activities may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence the activities, they may discontinue them at any time. The underwriters may carry out these transactions on The Nasdaq National Market, in the over-the-counter market or otherwise.

Market Making. In connection with this offering, some underwriters and any selling group members who are qualified market makers on The Nasdaq National Market may engage in passive market making transactions in our common stock on The Nasdaq National Market. Passive market making is allowed during the period when the SEC’s rules would otherwise prohibit market activity by the underwriters and dealers who are participating in this offering. Passive market making may occur during the business day before the pricing of this offering, before the commencement of offers or sales of the common stock. A passive market maker must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for our common stock; but if all independent bids are lowered below the passive market maker’s bid, the passive market maker must also lower its bid once it exceeds specified purchase limits. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker’s average daily trading volume in our common stock during the specified period and must be discontinued when that limit is reached. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of those transactions. The underwriters and dealers are not required to engage in a passive market making and may end passive market making activities at any time.

Discretionary Accounts. The underwriters have informed us that they do not expect to make sales to accounts over which they exercise discretionary authority in excess of five percent of the shares being offered.

IPO Pricing. Prior to this offering, there has been no public market for our common stock. The initial public offering price will be negotiated between us and the representatives of the underwriters. Among the factors to be considered in these negotiations are:

•	the history of, and prospects for, our company and the industry in which we compete;

•	our past and present financial performance;

•	an assessment of our management;

•	the present state of our development;

•	the prospects for our future earnings;

•	the prevailing conditions of the applicable United States securities market at the time of this offering;

•	market valuations of publicly traded companies that we and the representatives of the underwriters believe to be comparable to us; and

•	other factors deemed relevant.

The estimated initial public offering price range set forth on the cover of this preliminary prospectus is subject to change as a result of market conditions and other factors.

Lock-up Agreements. We, our directors and executive officers and most of our existing stockholders and option holders have entered into lock-up agreements with the underwriters. Under these agreements, subject to exceptions, we may not issue any new shares of common stock, and those holders of stock and options may not, directly or indirectly, offer, sell, contract to sell, pledge or otherwise dispose of or hedge any common stock or securities convertible into or exchangeable for shares of common stock, or publicly announce the intention to do any of the foregoing, without the prior written consent of Banc of America Securities LLC for a period of 180 days from the date of this prospectus. This consent may be given at any time without public notice. In addition, during this 180 day period, we have also agreed not to file any registration statement for, and each of our officers and stockholders has agreed not to make any demand for, or exercise any right of, the registration of, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock without the prior written consent of Banc of America Securities LLC.

Directed Share Program. At our request, the underwriters have reserved for sale to our employees, directors, families of employees and directors, business associates and other third parties at the initial public offering price up to five percent of the shares being offered by this prospectus. The sale of the reserved shares to these purchasers will be made by Banc of America Securities LLC. The purchasers of these shares will not be subject to a lock-up except to the extent the purchasers are subject to a lock-up agreement with the underwriters as described above. We do not know if our employees, directors, families of employees and directors, business associates and other third parties will choose to purchase all or any portion of the reserved shares, but any purchases they do make will reduce the number of shares available to the general public. If all of these reserved shares are not purchased, the underwriters will offer the remainder to the general public on the same terms as the other shares offered by this prospectus.

Indemnification. We will indemnify the underwriters against some liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments the underwriters may be required to make in respect of those liabilities.

Online or Other Offerings. We will not offer any shares in this offering online or through any other form of prospectus other than a printed prospectus.

Conflicts/Affiliates. The underwriters and their affiliates may in the future provide various investment banking, commercial banking and other financial services for us and our affiliates for which they may receive customary fees.

Selling Restrictions. We have not authorized the shares of common stock to be offered to the public in the United Kingdom, within the meaning of the Public Offers of Securities Regulations 1995, as amended, and this prospectus may not be passed on to any person in the United Kingdom unless that person is of a kind described in Article 19 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 or is a person to whom the document may otherwise lawfully be issued or passed to. This prospectus is only directed at persons having professional experience in matters relating to investments and the offering described in this prospectus is only available to such persons and only such persons will be permitted to participate in the offering. Persons who do not have professional experience in matters relating to investments should not rely on this prospectus. All applicable provisions of the Financial Service and Markets Act 2000, as amended, must be complied with in respect of anything done in relation to the common stock in, from or otherwise involving the United Kingdom.

The shares of common stock may be offered and sold in the Federal Republic of Germany only in accordance with the provisions of the Securities Selling Prospectus Act of the Federal Republic of Germany (Wertpapier-Verkaufsprospektgesetz). Consequently, in Germany, the common stock will only be available to persons who on a professional or commercial basis purchase securities themselves for their own account or for the account of a third-party.

The shares of common stock have not been offered or sold and may not be offered, sold or delivered directly or indirectly in Denmark, unless in compliance with the Danish Executive Order No. 166 of 13 March 2003 in the First Public Offer of Certain Securities, issued pursuant to the Danish Act on Trading in Securities.

The shares of common stock have not been offered or sold, and will not be offered or sold, directly or indirectly, in Italy other than to professional investors as defined in Article 31, paragraph 2, of Regulation No. 11522 approved by CONSOB on July 1, 1998 (“Professional Investors”), and in compliance with the forms and procedures provided therein. Under no circumstances should this prospectus or any other offering material circulate among or be distributed in Italy to any member of the general public in Italy or to individuals or entities falling outside the category of Professional Investors. Any offer or sale of the common stock or any distribution of this prospectus or any other offering material or any rendering of advice in respect of an investment in the common stock in Italy must be conducted either by registered securities dealing firms (Societá di Intermediazione Mobiliare) or by authorized intermediaries, as described in legislative decree No. 58 of February 24, 1998.

This prospectus has not been and will not be registered with the Swedish Financial Supervisory Authority. Accordingly, this prospectus may not be made available, nor may the common stock otherwise be marketed and offered for sale, in Sweden other than in circumstances that are deemed not to be an offer to the public under the Financial Instruments Trading Act (1991:980).

The shares of common stock may be offered in Switzerland only on the basis of a private placement, not as a public offering. The common stock will neither be listed on the SWX Swiss Exchange nor is it subject to Swiss law. This prospectus therefore does not constitute a prospectus within the meaning of Article 1156 of the Swiss Federal Code of Obligations or Articles 32 et seq of the listing Rules of the SWX Swiss Exchange.

LEGAL MATTERS

Cooley Godward LLP, San Diego, California, will pass upon the validity of the common stock offered by this prospectus for us. Shearman & Sterling LLP, Menlo Park, California, will pass upon legal matters for the underwriters.

EXPERTS

The financial statements as of December 31, 2002 and 2003 and for each of the three years in the period ended December 31, 2003 included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules which are part of the registration statement. For further information with respect to us and our common stock offered by this prospectus, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. You may read and copy any document we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC’s website at http://www.sec.gov.

Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act, and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference rooms and the website of the SEC referred to above. We also intend to furnish our stockholders with annual reports containing our financial statements audited by an independent public accounting firm and quarterly reports containing our unaudited financial information. We maintain a website at www.acadia-pharm.com. Upon completion of this offering, you may access our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act with the SEC free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The reference to our website does not constitute incorporation by reference of the information contained in our website.

ACADIA PHARMACEUTICALS INC.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of

ACADIA Pharmaceuticals Inc.

The recapitalization described in Note 12 to the financial statements has not been consummated at May 20, 2004. When it has been consummated, we will be in a position to furnish the following report:

“In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of convertible preferred stock and stockholders’ deficit and comprehensive loss, and of cash flows present fairly, in all material respects, the financial position of ACADIA Pharmaceuticals Inc. and its subsidiary at December 31, 2002 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.”

/s/ PricewaterhouseCoopers LLP

San Diego, California

February 25, 2004, except as to Note 12 which is as of April 30, 2004

ACADIA PHARMACEUTICALS INC.

CONSOLIDATED BALANCE SHEETS

	December 31,		March 31, 2004	Pro Forma Stockholders’ Equity at March 31, 2004 (Note 2)
	2002	2003
			(unaudited)	(unaudited)
Assets
Cash and cash equivalents	$4,453,600	$6,308,100	$4,367,900
Investment securities, available-for-sale	7,985,600	20,905,900	18,126,200
Prepaid expenses and other current assets	811,500	1,058,200	1,195,700

Total current assets	13,250,700	28,272,200	23,689,800
Property and equipment, net	2,419,300	3,117,000	2,801,300
Other assets	353,200	303,800	925,100

	$16,023,200	$31,693,000	$27,416,200

Liabilities, Convertible Preferred Stock and Stockholders’ Deficit
Accounts payable	$1,120,800	$1,532,700	$2,530,400
Accrued expenses	1,735,600	2,130,900	2,423,000
Deferred revenue	321,000	1,320,000	2,320,300
Current portion of long-term debt	2,975,700	3,242,300	3,167,400

Total current liabilities	6,153,100	8,225,900	10,441,100

Long-term debt, less current portion	3,458,300	1,624,100	876,500

Commitments (Note 10)
Convertible preferred stock, $0.01 par value; 21,169,067 shares authorized; 4,312,951, 9,900,913 and 9,900,913 shares issued and outstanding at December 31, 2002 and 2003 and March 31, 2004 (unaudited), respectively; liquidation preference $88,385,000 and $90,440,500 at December 31, 2003 and March 31, 2004 (unaudited), respectively; preferred stock, $0.0001 par value; 5,000,000 shares authorized, no shares issued and outstanding pro forma (unaudited)	46,501,800	74,514,000	74,514,000	—

Stockholders’ equity (deficit)
Common stock, $0.0001 par value; 30,000,000 shares authorized; 1,454,919, 1,462,062 and 1,800,841 shares issued and outstanding at December 31, 2002 and 2003 and March 31, 2004 (unaudited), respectively; 75,000,000 shares authorized; 11,701,754 shares issued and outstanding pro forma (unaudited)	300	300	300	$2,300
Additional paid-in capital	15,045,700	18,193,600	20,091,000	94,603,000
Accumulated deficit	(54,273,300)	(68,365,900)	(74,847,100)	(74,847,100)
Unearned stock-based compensation	(1,179,900)	(2,923,100)	(4,038,800)	(4,038,800)
Accumulated other comprehensive income	317,200	424,100	379,200	379,200

Total stockholders’ equity (deficit)	(40,090,000)	(52,671,000)	$(58,415,400)	$16,098,600

	$16,023,200	$31,693,000	$27,416,200

The accompanying notes are an integral part of these consolidated financial statements.

ACADIA PHARMACEUTICALS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,			Three Months Ended March 31,
	2001	2002	2003	2003	2004
				(unaudited)
Revenues
Collaborative revenues—related party	$3,713,800	$3,654,500	$4,952,700	$978,000	$923,900
Other collaborative research revenues	—	2,621,100	2,425,700	871,600	—

Total revenues	3,713,800	6,275,600	7,378,400	1,849,600	923,900

Operating expenses
Research and development(1)	13,090,500	14,920,700	16,935,000	4,130,700	5,749,300
General and administrative(1)	3,755,700	2,818,200	2,790,900	746,200	911,400
Stock-based compensation	2,147,000	1,162,600	1,392,500	225,000	695,200

Total operating expenses	18,993,200	18,901,500	21,118,400	5,101,900	7,355,900

Loss from operations	(15,279,400)	(12,625,900)	(13,740,000)	(3,252,300)	(6,432,000)
Interest income	1,494,600	419,600	360,000	50,400	87,100
Interest expense	(620,900)	(661,900)	(712,600)	(208,500)	(136,300)

Net loss	$(14,405,700)	$(12,868,200)	$(14,092,600)	$(3,410,400)	$(6,481,200)
Participation of preferred stock	(10,792,300)	(9,622,200)	(12,279,300)	(2,949,900)	(5,615,900)

Net loss available to common stockholders	(3,613,400)	(3,246,000)	(1,813,300)	(460,500)	(865,300)

Net loss per common share, basic and diluted	$(2.99)	$(2.24)	$(1.24)	$(0.32)	$(0.58)

Weighted average common shares outstanding, basic and diluted	1,208,148	1,452,005	1,459,214	1,456,023	1,495,056

Net loss available to participating preferred stockholders	$(10,792,300)	$(9,622,200)	$(12,279,300)	$(2,949,900)	$(5,615,900)

Net loss per participating preferred share, basic and diluted	$(2.50)	$(2.23)	$(1.46)	$(0.49)	$(0.57)

Weighted average participating preferred shares outstanding, basic and diluted	4,312,951	4,312,951	8,411,329	5,990,419	9,900,913

Pro forma net loss per share, basic and diluted (unaudited)			$(1.43)		$(0.57)

Pro forma weighted average shares outstanding, basic and diluted (unaudited)			9,870,543		11,395,969

(1) Excludes stock-based compensation as follows:
Research and development	$1,103,700	$611,900	$778,100	$125,700	$406,800
General and administrative	1,043,300	550,700	614,400	99,300	288,400

	$2,147,000	$1,162,600	$1,392,500	$225,000	$695,200

The accompanying notes are an integral part of these consolidated financial statements.

ACADIA PHARMACEUTICALS INC.

CONSOLIDATED STATEMENT OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT AND COMPREHENSIVE LOSS

	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Unearned Stock-Based Compensation	Accumulated Other Comprehensive (Loss)/Income	Total Stockholders’ Deficit	Comprehensive Loss
	Shares	Amount	Shares	Amount
Balances at December 31, 2000	4,312,951	$46,501,800	1,078,727	$200	$6,801,300	$(26,999,400)	$(2,616,300)	$306,500	$(22,507,700)	$(9,944,800)

Issuance of common stock from exercise of stock options	—	—	95,493	—	135,400	—	—	—	135,400
Issuance of common stock from retirement of debt	—	—	269,811	100	5,916,800	—	—	—	5,916,900
Net loss	—	—	—	—	—	(14,405,700)	—	—	(14,405,700)	$(14,405,700)
Noncash compensation related to stock options granted	—	—	—	—	1,995,900	—	151,100	—	2,147,000
Unrealized gain on investment securities	—	—	—	—	—	—	—	8,300	8,300	8,300
Cumulative translation adjustment	—	—	—	—	—	—	—	66,200	66,200	66,200

Balances at December 31, 2001	4,312,951	46,501,800	1,444,031	300	14,849,400	(41,405,100)	(2,465,200)	381,000	(28,639,600)	$(14,331,200)

Issuance of common stock from exercise of stock options	—	—	10,888	—	15,000	—	—	—	15,000
Issuance of preferred stock warrants in connection with debt financing	—	—	—	—	304,000	—	—	—	304,000
Net loss	—	—	—	—	—	(12,868,200)	—	—	(12,868,200)	$(12,868,200)
Noncash compensation related to stock options granted	—	—	—	—	(122,700)	—	1,285,300	—	1,162,600
Unrealized gain (loss) on investment securities	—	—	—	—	—	—	—	(104,700)	(104,700)	(104,700)
Cumulative translation adjustment	—	—	—	—	—	—	—	40,900	40,900	40,900

Balances at December 31, 2002	4,312,951	46,501,800	1,454,919	300	15,045,700	(54,273,300)	(1,179,900)	317,200	(40,090,000)	$(12,932,000)

Issuance of Series F preferred stock at $5.40 per share, net of issuance costs	5,212,962	28,004,700	—	—	—	—	—	—	—
Issuance of Series E preferred stock in connection with Series F offering	375,000	7,500	—	—	(7,500)	—	—	—	(7,500)
Issuance of common stock from exercise of stock options	—	—	7,143	—	19,700	—	—	—	19,700
Net loss	—	—	—	—	—	(14,092,600)	—	—	(14,092,600)	$(14,092,600)
Noncash compensation related to stock options granted	—	—	—	—	3,135,700	—	(1,743,200)	—	1,392,500
Unrealized gain (loss) on investment securities	—	—	—	—	—	—	—	6,600	6,600	6,600
Cumulative translation adjustment	—	—	—	—	—	—	—	100,300	100,300	100,300

Balances at December 31, 2003	9,900,913	$74,514,000	1,462,062	$300	$18,193,600	$(68,365,900)	$(2,923,100)	$424,100	$(52,671,000)	$(13,985,700)

Issuance of common stock from exercise of stock options (unaudited)			338,779		86,500				86,500
Net loss (unaudited)						(6,481,200)			(6,481,200)	$(6,481,200)
Noncash compensation related to stock options granted (unaudited)					1,810,900		(1,115,700)		695,200
Unrealized gain (loss) on investment securities (unaudited)								12,400	12,400	12,400
Cumulative translation adjustment (unaudited)								(57,300)	(57,300)	(57,300)

Balances at March 31, 2004 (unaudited)	9,900,913	$74,514,000	1,800,841	$300	$20,091,000	$(74,847,100)	$(4,038,800)	$379,200	$(58,415,400)	$(20,511,800)

The accompanying notes are an integral part of these consolidated financial statements.

ACADIA PHARMACEUTICALS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,			Three Months Ended March 31,
	2001	2002	2003	2003	2004
				(unaudited)	(unaudited)
Cash flows from operating activities
Net loss	$(14,405,700)	$(12,868,200)	$(14,092,600)	$(3,410,400)	$(6,481,200)
Adjustments to reconcile net loss to cash used in operating activities:
Depreciation and amortization	1,360,700	1,402,800	1,343,600	326,200	334,600
Stock-based compensation	2,147,000	1,162,600	1,392,500	225,000	695,200
Realized gain on sale of investment securities	13,200	—	—	—	—
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	164,800	(191,200)	(177,700)	48,100	(150,600)
Other assets	416,700	10,400	81,600	17,100	(627,200)
Accounts payable	(378,400)	538,300	319,800	132,700	1,017,100
Accrued expenses	182,800	381,100	317,400	246,200	308,600
Deferred revenue	(794,400)	321,000	999,000	902,600	1,000,300

Net cash used in operating activities	(11,293,300)	(9,243,200)	(9,816,400)	(1,512,500)	(3,903,200)

Cash flows from investing activities
Purchases of investment securities	(4,227,800)	(11,992,000)	(37,063,600)	(1,208,200)	242,100
Sale of investment securities	1,003,900	—	—	—	—
Maturities of investment securities	12,881,800	16,221,000	24,150,000	3,900,000	2,550,000
Purchases of property and equipment	(928,500)	(380,600)	(1,777,300)	(42,400)	(41,800)

Net cash provided by (used in) investing activities	8,729,400	3,848,400	(14,690,900)	2,649,400	2,750,300

Cash flows from financing activities
Proceeds from issuance of long-term debt	1,856,200	5,889,000	1,451,500	—	—
Repayments of long-term debt	(764,000)	(1,518,400)	(3,071,800)	(731,000)	(844,600)
Proceeds from issuance of preferred stock, net of issuance costs	—	—	28,004,700	25,030,400	—
Proceeds from issuance of common stock	135,400	15,000	19,700	12,200	86,500

Net cash provided by financing activities	1,227,600	4,385,600	26,404,100	24,311,600	(758,100)

Effect of exchange rate changes on cash	(66,800)	(48,000)	(42,300)	(6,500)	(29,200)

Net (decrease) increase in cash and cash equivalents	(1,403,100)	(1,057,200)	1,854,500	25,442,000	(1,940,200)

Cash and cash equivalents
Beginning of year	6,913,900	5,510,800	4,453,600	4,453,600	6,308,100

End of year	$5,510,800	$4,453,600	$6,308,100	$29,895,600	$4,367,900

Supplemental disclosure of cash flow information
Interest paid	$404,100	$474,600	$570,600	$166,600	$112,900

Supplemental schedule of noncash investing and financing activities
Unrealized gain (loss) on investment securities	8,300	(104,700)	6,600	$500	$12,400
Issuance of common stock to retire debt	5,916,900	—	—	—	—
Issuance of stock warrants related to note payable	—	304,000	—	—	—

The accompanying notes are an integral part of these consolidated financial statements.

ACADIA PHARMACEUTICALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Nature of Operations

ACADIA Pharmaceuticals Inc. (the “Company”), a Delaware corporation, was incorporated on July 16, 1993. ACADIA is focused on the discovery and development of small molecule drugs for the treatment of central nervous system disorders. ACADIA Pharmaceuticals A/S, a wholly owned subsidiary of the Company based near Copenhagen, Denmark, was established in 1997 to conduct the Company’s chemistry research operations.

The Company has not been profitable and has generated substantial operating losses since incorporating in 1993. The Company’s operations are subject to certain risks and uncertainties, including those associated with the history of operating losses and risk of continued losses, early stage of development, dependence on the outcome of clinical trials and dependence on regulatory approval to sell products. At March 31, 2004, the Company’s accumulated losses were approximately $74,847,100. The Company expects to increase operating expenses over the next several years as it expands its research and development activities. Accordingly, the Company will require additional financing in the future to fund operations. The Company does not know whether additional financing will be available when needed, or if it will be available on favorable terms. If adequate funds are not available or are not available on acceptable terms, the Company’s ability to fund its operations, take advantage of opportunities, develop drug candidates and technologies or otherwise respond to competitive pressures could be significantly limited.

2. Summary of Significant Accounting Policies

Significant accounting policies followed in the preparation of these financial statements are as follows:

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and ACADIA Pharmaceuticals A/S, its wholly owned subsidiary. All intercompany accounts and transactions have been eliminated in consolidation.

Unaudited Interim Results

The accompanying consolidated balance sheet as of March 31, 2004, the consolidated statements of operations and cash flows and of convertible preferred stock and stockholders’ deficit and comprehensive loss for the three months ended March 31, 2003 and 2004 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments necessary to present fairly the Company’s financial position as of March 31, 2004 and results of operations and cash flows for the three months ended March 31, 2003 and 2004. The financial data and other information disclosed in these notes to financial statements related to the three-month periods are unaudited. The results for the three months ended March 31, 2004 are not necessarily indicative of the results to be expected for the year ending December 31, 2004 or for any other interim period or for any other future year.

Unaudited Pro Forma Stockholders’ Equity

The Company’s Board of Directors has authorized the filing of a registration statement with the Securities and Exchange Commission to register shares of its common stock in an initial public offering (“IPO”). If the IPO is closed as presently anticipated, all of the outstanding shares of preferred stock will convert or reclassify into 9,900,913 shares of common stock and the filing of an amended and restated certificate of incorporation will provide for authorized capital stock of 75,000,000 shares of common stock and 5,000,000 shares of preferred

ACADIA PHARMACEUTICALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

stock. Unaudited pro forma stockholders’ equity at March 31, 2004 reflects the conversion or reclassification of all outstanding convertible preferred stock into common stock as if such conversion had occurred at March 31, 2004.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an initial maturity date at the date of purchase of three months or less to be cash equivalents.

Investment Securities

Investment securities are considered to be available-for-sale and are carried at fair value. Unrealized gains and losses, if any, are reported as a separate component of stockholders’ equity (deficit). The cost of investment securities classified as available-for-sale is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and accretion are included in interest income. Realized gains and losses are also included in interest income. The cost of securities sold is based on the specific identification method.

Fair Value of Financial Instruments

For financial instruments consisting of cash and cash equivalents, accounts payable and accrued expenses included in the Company’s financial statements, the carrying amounts are reasonable estimates of fair value due to their short maturities. Estimated fair values for investment securities, which are separately disclosed elsewhere, are based on quoted market prices for the same or similar instruments. Based on borrowing rates currently available to the Company, the carrying value of the equipment financing lines approximate fair value.

Property and Equipment

Property and equipment are recorded at cost and depreciated over their estimated useful lives (generally three to seven years) using the straight line method. Leasehold improvements are amortized over the shorter of their estimated useful lives or the term of the respective leases by use of the straight line method. Maintenance and repair costs are expensed as incurred. When assets are retired or sold, the assets and accumulated depreciation are removed from the respective accounts and any gain or loss is recognized.

Revenues

The Company recognizes revenues in accordance with Securities and Exchange Commission Staff Accounting Bulletin, or SAB, No. 104, Revenue Recognition. SAB No. 104 requires that four basic criteria must be met before revenue can be recognized; persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; the fee is fixed and determinable; and collectibility is reasonably assured. The Company’s revenues are primarily related to its collaboration agreements, and such agreements provide for various types of payments to the Company, including research funding, upfront payments, future milestone payments, and royalties.

Upfront, nonrefundable payments under collaboration agreements are recognized ratably over the term of the agreement. Revenues from licenses of our technology are generally recognized at the inception of the license term. When arrangements contain extended payment terms, revenues are recognized upon the receipt of the payment. Payments for research funding are recognized as revenues as the related research activities are performed. The Company’s collaborations do not require scientific achievement as a performance obligation and

ACADIA PHARMACEUTICALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

amounts received under the agreements are nonrefundable. Revenues from nonrefundable milestones are recognized when earned, provided that (i) the milestone event is substantive and its achievability was not reasonably assured at the inception of the agreement and (ii) the Company does not have ongoing performance obligations. Any amounts received under the agreements in advance of performance are recorded as deferred revenue. None of the revenues recognized to date are refundable even if the related research activities are not successful.

Research and Development Costs

Research and development costs are expensed as incurred. Research and development costs include costs associated with services provided by contract organizations for preclinical development, manufacturing of clinical materials, and clinical trials. In the case of clinical trials, the estimated cost normally relates to the projected cost to treat a patient in the trials and this cost is recognized over the estimated term of the study based on the number of patients enrolled in the trial on an ongoing basis, beginning with patient enrollment. The Company determines the total cost of a given study based on the terms of the related contract. The Company accrues for costs incurred as the services are being provided by monitoring the status of the trial and the invoices received from its external service providers. As actual costs become known, the Company adjusts its accruals. Certain research and development projects are funded under agreements with collaboration partners, and the costs related to these activities are included in research and development expense. The charges to collaboration partners are based upon negotiated rates for full-time equivalent scientists of the Company, and such rates are intended to approximate the Company’s anticipated cost.

Concentrations of Risk

Financial instruments which potentially subject the Company to concentrations of credit risk principally consist of cash, cash equivalents and investment securities. The Company invests its excess cash primarily in marketable debt securities of government agencies, corporations and financial institutions with strong credit ratings. The Company has established guidelines relative to diversification and maturities to maintain safety and liquidity.

During the year ended December 31, 2001, revenues from a related party, Allergan, Inc., accounted for all of the Company’s revenues. During the years ended December 31, 2002 and 2003 and the three months ended March 31, 2003, revenue from two customers compromised 88 percent, 99 percent and 100 percent of revenues, respectively, of which 58 percent, 67 percent and 53 percent, respectively, were from Allergan, a related party. During the three months ended March 31, 2004, revenue from Allergan accounted for all of the Company’s revenues. At December 31, 2002 and 2003 and March 31, 2004, deferred revenue from Allergan was $154,400, $1,320,000 and $2,320,300, respectively.

Foreign Currency Translation

The functional currency of ACADIA Pharmaceuticals A/S is the local currency. Accordingly, assets and liabilities of this entity are translated at the current exchange rate at the balance sheet date and historical rates for equity. Revenue and expense components are translated at weighted average exchange rates in effect during the period. Gains and losses resulting from foreign currency translation are included as a component of stockholders’ equity (deficit). At December 31, 2002 and 2003 and March 31, 2004, the accumulated equity adjustment from foreign currency translation was $316,100, $416,400 and $359,100, respectively.

ACADIA PHARMACEUTICALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Stock-Based Compensation

The Company measures compensation expense for its employee stock-based compensation plan using the intrinsic value method and provides pro forma disclosures of net income (loss) as if a fair value method had been applied in measuring compensation expense. Accordingly, compensation cost for stock awards is measured as the excess, if any, of the fair value of the Company’s common stock at the date of grant over the amount an employee must pay to acquire the stock. Compensation cost is amortized over the related vesting periods using an accelerated method. Accrued compensation costs for unvested awards that are forfeited are reversed against compensation expense or unearned stock-based compensation, as appropriate, in the period of forfeiture.

Stock-based awards issued to nonemployees are accounted for using a fair value method and are remeasured to fair value at each period end until the earlier of the date that performance by the nonemployee is complete or a performance commitment has been obtained. The fair value of each award is estimated using the Black-Scholes option pricing model.

Pro forma information regarding net income (loss) has been determined as if the Company had accounted for its employee stock options under the fair value methodology.

For purposes of determining compensation expense, the fair value of each option grant is estimated on the grant date using the minimum value option pricing model with the following assumptions used for grants during the periods:

	Year ended December 31,			Three Months ended March 31,
	2001	2002	2003	2003	2004
				(unaudited)
Dividend yield	0.0%	0.0%	0.0%	0.0%	0.0%
Volatility	0.0%	0.0%	0.0%	0.0%	0.0%
Risk-free interest rate	6.0%	6.0%	3.0%	6.0%	3.0%
Expected life (in years)	5	5	5	5	5

ACADIA PHARMACEUTICALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Pro forma information follows for the periods:

	Year ended December 31,			Three Months ended March 31,
	2001	2002	2003	2003	2004
				(unaudited)
Net loss, as reported	$(14,405,700)	$(12,868,200)	$(14,092,600)	$(3,410,400)	$(6,481,200)
Add: Total stock-based employee compensation costs included in the determination of net loss	2,176,000	1,252,800	1,306,400	228,100	630,100
Deduct: Total stock-based employee compensation costs that would have been included in net loss if the fair value method had been applied	(2,360,300)	(1,454,600)	(1,460,300)	(268,700)	(669,900)

Pro forma net loss	$(14,590,000)	$(13,070,000)	$(14,246,500)	$(3,451,000)	$(6,521,000)
Participation of preferred stock	(10,930,800)	(9,773,700)	(12,413,000)	(2,985,000)	(5,650,400)

Pro forma net loss available to common stockholders	$(3,659,200)	$(3,296,300)	$(1,833,500)	$(466,000)	$(870,600)

Actual net loss per common share, basic and diluted	$(2.99)	$(2.24)	$(1.24)	$(0.32)	$(0.58)
Pro forma net loss per common share, basic and diluted	$(3.03)	$(2.27)	$(1.26)	$(0.32)	$(0.58)
Pro forma net loss available to participating preferred stockholders	$(10,930,800)	$(9,773,700)	$(12,413,000)	$(2,985,000)	$(5,650,400)

Actual net loss per participating preferred share, basic and diluted	$(2.50)	$(2.23)	$(1.46)	$(0.49)	$(0.57)
Pro forma net loss per participating preferred share, basic and diluted	$(2.53)	$(2.27)	$(1.48)	$(0.50)	$(0.57)

Income Taxes

Current income tax expense or benefit represents the amount of income taxes expected to be payable or refundable for the current year. A deferred income tax asset or liability is computed for the expected future impact of differences between the financial reporting and income tax bases of assets and liabilities and for the expected future tax benefit to be derived from tax credits and loss carryforwards. Deferred income tax expense or benefit represents the net change during the year in the deferred income tax asset or liability. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported

ACADIA PHARMACEUTICALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Long Lived Assets

The Company assesses potential impairments to its long lived assets when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss is recognized when the estimated undiscounted cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount. The amount of the impairment loss, if any, will generally be measured as the difference between the net book value of the assets and their estimated fair values. No such impairment losses have been recorded by the Company.

Comprehensive Income (Loss)

All components of comprehensive income (loss), including net income (loss), are reported in the financial statements in the period in which they are recognized. Comprehensive income (loss) is defined as the change in equity (net assets) of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. Accordingly, in addition to reporting net income (loss) under the current rules, the Company is required to display the impact of any fluctuations in its foreign currency translation adjustments and any unrealized gains or losses on its investment securities as components of comprehensive income (loss) and to display an amount representing total comprehensive income (loss) for each period.

Net Income (Loss) Per Common Share

Basic earnings (loss) per common share is computed by dividing income (loss) available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings (loss) per common share is computed by dividing income (loss) available to common stockholders by the weighted average number of common shares outstanding during the period increased to include potential dilutive common shares that were outstanding during the period. The dilutive effect of outstanding stock options and warrants is reflected, when dilutive, in diluted earnings (loss) per common share by application of the treasury stock method.

The Company has excluded all outstanding stock options and warrants from the calculation of diluted net loss per common share because all such securities are antidilutive for all periods presented. The total number of potential common shares excluded from the calculation of diluted net loss per common share, prior to application of the treasury stock method for options and warrants, was 962,310, 1,003,060 and 1,546,148 for the years ended December 31, 2001, 2002 and 2003, respectively, and 1,084,319 and 1,978,608 for the three months ended March 31, 2003 and 2004, respectively. The Company computes its net income (loss) per common share using the two class method; therefore, the right of preferred stockholders to participate in the Company’s income (loss) is excluded from income (loss) available to common stockholders. The method by which the Company allocates such income (loss) to the preferred stock is based on the number of preferred shares outstanding compared to the total combined preferred and common shares outstanding at the end of each financial reporting period. This is because the preferred stock would participate in the distribution of earnings on an equal basis to the common stock. The remaining income (loss) is available to common stockholders.

Basic and diluted net loss per common share, presented in the statements of operations, has been computed for the year ended December 31, 2003 and the three months ended March 31, 2004 as described above, and also

ACADIA PHARMACEUTICALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

gives effect to the assumed conversion of preferred stock which, under certain circumstances, will convert to common stock immediately prior to the completion of the offering contemplated by this prospectus (using the “as if converted” method) from the original date of issuance. The calculation of unaudited pro forma net loss per share for the year ended December 31, 2003 and the three months ended March 31, 2004 excludes 1,472,075 and 1,766,833 options to purchase common stock, respectively, and 74,073 warrants to purchase preferred stock as their inclusion would be antidilutive. The following table presents the calculation of net loss per share:

	Year ended December 31,			Three Months ended March 31,
	2001	2002	2003	2003	2004
				(unaudited)
Net loss	$(14,405,700)	$(12,868,200)	$(14,092,600)	$(3,410,400)	$(6,481,200)
Participation of preferred stock	(10,792,300)	(9,622,200)	(12,279,300)	(2,949,900)	(5,615,900)

Net loss available to common stockholders	(3,613,400)	(3,246,000)	(1,813,300)	(460,500)	(865,300)

Basic and diluted net loss per common share	$(2.99)	$(2.24)	$(1.24)	$(0.32)	$(0.58)

Weighted-average shares used in computing net loss per common share, basic and diluted	1,208,148	1,452,005	1,459,214	1,456,023	1,495,056

Unaudited pro forma net loss per share, basic and diluted (unaudited)			$(1.43)		$(0.57)

Net loss available to participating preferred stockholders	$(10,792,300)	$(9,622,200)	$(12,279,300)	$(2,949,900)	$(5,615,900)

Basic and diluted net loss per participating preferred share	$(2.50)	$(2.23)	$(1.46)	$(0.49)	$(0.57)

Weighted average shares used in computing net loss per participating preferred share, basic and diluted	4,312,951	4,312,951	8,411,329	5,990,419	9,900,913

Shares used to compute unaudited pro forma net loss per share:
Weighted-average shares used in computing net loss per common share, basic and diluted			1,459,214		1,495,056
Unaudited pro forma adjustment to reflect weighted-average effect of assumed conversion of preferred stock			8,411,329		9,900,913

Shares used in computing unaudited pro forma net loss per share, basic and diluted			9,870,543		11,395,969

Shares used in calculating basic and diluted net loss per common share above exclude these potential common shares:
	Year Ended December 31,			Three Months Ended March 31,
	2001	2002	2003	2003	2004
				(unaudited)
Antidilutive options to purchase common stock	843,682	959,851	1,472,075	1,010,246	1,766,833
Antidilutive warrants to purchase preferred stock	118,628	43,209	74,073	74,073	74,073
Restricted vesting common stock	—	—	—	—	137,702

	962,310	1,003,060	1,546,148	1,084,319	1,978,608

ACADIA PHARMACEUTICALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Segment Reporting

Management has determined that the Company operates in one business segment. All revenues for the years ended December 31, 2002 and 2003 were generated in the United States. Information regarding long-lived assets by geographic area is as follows:

	December 31,		March 31, 2004
	2002	2003
			(unaudited)
United States	$1,859,200	$1,660,300	$2,128,500
Denmark	913,300	1,760,500	1,597,900

Total	$2,772,500	$3,420,800	$3,726,400

Recently Issued Accounting Standards

In January 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 (“FIN No. 46”), and a revised interpretation of FIN No. 46 was issued in December 2003. FIN No. 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN No. 46 is effective immediately for all new variable interest entities created or acquired after January 31, 2003. Since January 31, 2003, the Company has not invested in any entities it believes are variable interest entities for which the Company is the primary beneficiary. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN No. 46 must be applied for the first interim or annual period beginning after June 15, 2003. The adoption of FIN No. 46 did not have a material impact on the Company’s financial statements.

In May 2003, the Financial Accounting Standards Board issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity (“SFAS” No. 150”). SFAS No. 150 requires that certain financial instruments, which under previous guidance were accounted for as equity, must now be accounted for as liabilities. The financial instruments affected include mandatorily redeemable stock, certain financial instruments that require or may require the issuer to buy back some of its shares in exchange for cash or other assets and certain obligations that can be settled with shares of stock. SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003 and otherwise is effective the beginning of the first interim period after June 15, 2003. The adoption of SFAS No. 150 did not have a material impact on the Company’s financial statements.

ACADIA PHARMACEUTICALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

3. Investment Securities

Investment securities are comprised entirely of marketable debt securities of corporations, financial institutions and government bonds. The fair value of available-for-sale securities by contractual maturity is as follows:

	December 31,		March 31, 2004
	2002	2003
			(unaudited)
Corporate securities due within one year	$7,985,600	$15,522,300	$18,126,200
Corporate securities due after one year	—	5,383,600	—

	$7,985,600	$20,905,900	$18,126,200

The fair value of investment securities at December 31, 2002 and 2003 and March 31, 2004 was higher than historical cost; therefore, unrealized gains of $ 1,100, $7,700 and $20,100, respectively, have been included in accumulated other comprehensive income in stockholders’ deficit. The Company had realized gains of $13,200 during the year ended December 31, 2001.

4. Balance Sheet Components

Property and equipment, net consist of:

	Estimated Useful Lives (Years)	December 31,		March 31, 2004
		2002	2003
				(unaudited)
Machinery and equipment	5	$3,356,500	$5,146,500	$5,087,700
Computers and software	3	2,066,700	2,258,700	2,265,000
Furniture and fixtures	3–7	121,500	130,500	130,000
Leasehold improvements	life of lease	2,195,300	2,445,300	2,412,100

		7,740,000	9,981,000	9,894,800
Accumulated depreciation and amortization		(5,320,700)	(6,864,000)	(7,093,500)

		$2,419,300	$3,117,000	$2,801,300

Depreciation and amortization of property and equipment was $1,360,700, $1,294,200 and $1,209,200 for the years ended December 31, 2001, 2002 and 2003, respectively, and $285,800 and $312,500 for the three months ended March 31, 2003 and 2004, respectively.

ACADIA PHARMACEUTICALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Accrued expenses consist of:

	December 31,		March 31, 2004
	2002	2003
			(unaudited)
Accrued compensation and benefits	$1,078,700	$1,181,700	$1,177,100
Accrued clinical and research services	238,400	536,800	345,000
Accrued professional fees	125,300	155,500	664,000
Accrued laboratory supplies	121,500	100,700	60,800
Other	171,700	156,200	176,100

	$1,735,600	$2,130,900	$2,423,000

5. Long-Term Debt

The Company has entered into equipment financing agreements that were used by the Company to finance $6 million of capital expenditures. The agreements provide for equal monthly installments to be paid over a three to four year period, with interest at rates ranging from 7.93 percent to 12.58 percent per annum. Outstanding borrowings under these agreements are collateralized by the related equipment. At December 31, 2002 and 2003, the Company had $2,071,500 and $2,260,200 in outstanding borrowings under these agreements, respectively. The Company was in compliance with certain required financial covenants and conditions at December 31, 2002 and 2003.

In May 2002, the Company issued a secured promissory note for $5,000,000. The note payable accrues interest at a rate of 10.73 percent with monthly interest only payments through August 2002, followed by monthly principal and interest payments through March 2005. The note payable is collateralized by substantially all personal property of the Company, excluding its intellectual property. In connection with the note payable, the Company issued to the lender warrants to purchase shares of its preferred stock. The fair value of the warrant was deducted from the total proceeds resulting in a debt discount of $304,000 (Note 7), which is being amortized to interest expense over the term of the note payable.

In February 1997, the Company’s Danish subsidiary was granted a loan from The VaekstFonden (The Danish Fund for Industrial Growth), which provided funding over the term of a research project conducted by the subsidiary. In October 2001, the Company issued 269,811 shares of its common stock in retirement of the aggregate outstanding loan and accrued interest balance of $5,916,900. The fair value of the shares was equal to the carrying value of the loan and accrued interest.

At December 31, 2003, future payments under the Company’s long-term debt are as follows:

Years Ending
2004	$3,242,300
2005	1,206,700
2006	404,000
2007	73,900

4,926,900
Less: Unamortized discount	(60,500)
Less: Current portion	(3,242,300)

Long-term portion	$1,624,100

ACADIA PHARMACEUTICALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6. Collaborative Research and Licensing Agreements

In March 2003, the Company entered into a three year collaboration agreement with Allergan, Inc. to discover, develop and commercialize new therapeutics predominantly for ophthalmic indications. Under the agreement, the parties will use the Company’s target-specific chemistries to explore a range of discovery opportunities. Allergan will have the exclusive right to license chemistry and related assets for up to three drug targets. The Company received an upfront payment and is entitled to receive research funding and additional fees over the three year term. The Company is also eligible to receive license fees and milestone payments as well as royalties on future product sales worldwide, if any. Revenue recognized under this agreement totaled $2.7 million during the year ended December 31, 2003 and $903,300 during the three months ended March 31, 2004.

In July 1999, the Company entered into a licensing and development collaboration agreement with Allergan, Inc. to develop and commercialize drugs for glaucoma based on the Company’s compounds. Under the agreement, the Company has provided its drug discovery expertise to enable the selection by Allergan of up to two drug candidates for clinical development and commercialization. Allergan selected the first of these collaboration compounds in November 2003. Allergan was granted worldwide rights to products based on these compounds for the treatment of ocular disease. The Company retains the rights to its muscarinic compounds and related assets for all other therapeutic areas. In addition, the Company is eligible to receive additional milestone payments as well as royalties on future product sales worldwide, if any. Allergan also has the right to select a second development candidate, subject to the payment of additional milestones to the Company. Revenue recognized under this agreement totaled $1.9 million, $1.9 million and $1.8 million during the years ended December 31, 2001, 2002 and 2003, respectively, and $472,500 during the three months ended March 31, 2003.

In September 1997, the Company entered into a collaboration agreement with Allergan focused primarily on the discovery and development of new therapeutics for ophthalmic indications and neuropathic pain. This agreement was subsequently amended in conjunction with the execution of the March 2003 collaboration agreement and provides for the continued development of drug candidates for one target area. Pursuant to the agreement, the Company granted Allergan exclusive worldwide rights to commercialize products resulting from the collaboration. In exchange, the Company received research funding and milestone payments. The Company is also eligible to receive additional milestone payments as well as royalties on future worldwide sales of products, if any. Revenue recognized under this agreement totaled $1.8 million, $1.7 million and $463,100 during the years ended December 31, 2001, 2002 and 2003, respectively, and $463,100 during the three months ended March 31, 2003. In connection with the execution of the collaboration agreement in 1997, Allergan made a $6.0 million equity investment in the Company, acquiring 500,000 shares of Series C preferred stock.

In December 2001, the Company entered into a collaboration agreement with Amgen to discover novel small molecule drugs using the Company’s proprietary drug discovery platform. Under the agreement, the Company and Amgen collaborated to identify drug candidates directed at a number of drug targets selected by the parties. The Company received an upfront payment, research funding, and a milestone payment related to research in one target area. Revenue recognized under this agreement totaled $1.9 million and $2.3 million during the years ended December 31, 2002 and 2003, respectively, and $871,600 during the three months ended March 31, 2003.

In July 2002, the Company entered into an agreement with Aventis under which the Company granted Aventis a license to utilize certain of the Company’s technology for a specified use. The agreement provided for an initial payment and annual payments thereafter. The agreement terminates upon expiration of the Company’s patent underlying the licensed technology. Revenue recognized under this agreement totaled $500,000 and $50,000 during the years ended December 31, 2002 and 2003, respectively.

ACADIA PHARMACEUTICALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

7. Convertible Preferred Stock and Stockholders’ Deficit

Convertible Preferred Stock

A summary of the Company’s convertible preferred stock is as follows:

	Shares Authorized December 31,		Shares Issued and Outstanding December 31,		Preference in Liquidation at March 31, 2004
	2002	2003	2002	2003
					(unaudited)
Series A	2,372,548	2,372,548	1,186,271	1,186,271	$5,872,100
Series B	738,384	738,384	369,190	369,190	2,769,700
Series C	1,000,000	1,000,000	500,000	500,000	5,588,000
Series D	1,908,135	1,908,135	790,826	790,826	9,342,800
Series E	4,000,000	4,000,000	1,466,664	1,841,664	20,420,400
Series F	—	11,150,000	—	5,212,962	46,447,500

	10,019,067	21,169,067	4,312,951	9,900,913	$90,440,500

Additional Series E Preferred Shares

In connection with the private placement of Series F preferred stock in March 2003, the Company issued 375,000 shares of Series E Preferred stock to existing holders of preferred stock that participated in the Series F offering. The fair value of the shares issued was $1,822,500.

Conversion

Each share of the Company’s Series A, B, D, E and F preferred stock shall be reclassified in certain circumstances into one share of common stock upon the closing of a qualifying initial public offering (“Qualified Offering”). The Company’s Series C preferred stock automatically converts into one share of common stock, subject to certain antidilution provisions, upon the closing of a Qualified Offering. A Qualified Offering is defined as an initial public offering of the Company’s common stock pursuant to an effective registration statement under the Securities Act of 1933, resulting in gross proceeds of at least $25 million at a price per share of at least $13.50. In addition, each share of the Company’s Series A, B, D, E and F preferred stock may be reclassified into one share of common stock upon the vote or written consent of the holders of a majority of the issued and outstanding shares of the Series A, B, D, E and F preferred stock voting together as a single class. The holders of Series C preferred stock may at any time elect to convert each share into one share of common stock, subject to certain antidilution provisions.

Voting Rights

With the exception of certain matters, the holders of preferred stock vote together with the holders of common stock as a single class. Holders of preferred stock are entitled to one vote for each share of common stock into which such shares would convert, currently one vote for each share of outstanding preferred stock.

ACADIA PHARMACEUTICALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Dividends

The holders of preferred stock are entitled to receive noncumulative dividends when and if the Company declares a dividend on its common stock, in such amount as they would be entitled to receive if the preferred stock had been converted into common stock. In addition, immediately prior to the effectiveness of a Qualified Offering the holders of Series A, B, D, E and F preferred stock are entitled to antidilution protection, if applicable, in the form of a dividend payable in shares, as calculated based upon a formula (“Special Dividend”). At December 31, 2003, no shares were payable under the terms of the Special Dividend.

Liquidation

In the event of any liquidation, dissolution or winding up of the Company, the holders of Series F preferred stock are entitled to a preference in relation to holders of Series A, B, C, D and E and common stock with regard to any distribution as follows: the greater of (i) $8.10 per share, plus a rate of return of 10 percent per annum from the original issue date until the date of payment, or (ii) the amount payable under the Special Dividend, if applicable. The Series A, B, C, D and E stock are then entitled to a preference in relation to the Company’s common stock with regard to any distribution as follows: the greater of $4.50, $6.82, $10.16, $10.74 and $10.08 per share, respectively, plus a rate of return of 10 percent per annum from March 27, 2003 until the date of payment, or (ii) the amount payable under the Special Dividend, if applicable.

In the event of a sale of all or substantially all of the assets of the Company or a merger or consolidation of the Company into or with another corporation in which the holders of capital stock of the Company immediately prior to such merger or consolidation do not continue to hold at least 80 percent of the voting power of the capital stock of the surviving corporation, the transaction may be deemed to be a liquidation of the Company with respect to Series A, B, C, D, E and F preferred stock if a majority of the Series A, B, C, D, E and F stockholders, taken together, and a majority of the Series F stockholders vote in favor of deeming such asset sale, merger or consolidation a liquidation. Upon the occurrence of such a deemed liquidation event, the holders of the Series A, B, C, D, E and F preferred shares would receive a distribution of the consideration received by the Company as specified above in return for their preferred shares. Therefore, the preferred stock is considered mezzanine equity as presented in the consolidated balance sheets.

Rights of Refusal

The holders of preferred stock have certain rights of refusal to participate in future equity offerings by the Company and are entitled to certain registration rights with respect to such shares. The rights of refusal to participate in future equity offerings does not apply to and would expire upon a Qualified Offering.

Warrants

At December 31, 2003, the Company had outstanding warrants to purchase 74,073 shares of Series F preferred stock. The warrants had an exercise price of $8.10 per share and expire on the later of May 31, 2012 or five years after the initial public offering of the Company’s common stock. The warrants were issued in connection with a secured promissory note in 2002 (Note 5). The fair value of the warrants at the time of grant, which was determined by management to be $304,000 based upon the application of the Black-Scholes option pricing model using the following assumptions: contractual life of ten years, risk free interest rate of 4.9%, volatility of 80% and expected dividend yield of zero, was recorded as a debt discount.

ACADIA PHARMACEUTICALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

1997 Stock Option Plan

The 1997 stock option plan (the “Plan”), as amended, provides for the grant of incentive stock options and nonqualified stock options to employees, officers, directors, consultants and advisors of the Company to purchase shares of common stock. In September 2003, the stockholders approved an increase in the number of shares of common stock reserved for issuance under the Plan to 3,080,000 shares. The exercise price of each option is set at fair market value as determined by the Board of Directors and the option’s maximum term is ten years. Options granted under the Plan generally vest over a four year period. At March 31, 2004, options to purchase 749,545 shares of common stock remain available for grant under the Plan.

The Company’s 1997 stock option plan allows certain employees to early exercise their options into restricted common stock that is subject to the original vesting terms of the option. Restricted stock is generally subject to a repurchase option in favor of the Company that is exercisable upon termination of the employment of an individual at an amount equal to the purchase price of the restricted common stock. For financial reporting purposes, the options are not considered exercised until the repurchase feature lapses; therefore the amount of cash received by the Company for the purchase of the restricted common stock is included as a liability until the repurchase feature lapses. Furthermore, for financial reporting purposes restricted common shares are excluded from the calculation of basic earnings per share (and only included in the computation of diluted earnings per share to the extent their effect is dilutive). No shares of restricted stock subject to repurchase were outstanding prior to January 2004. At March 31, 2004, 275,405 shares are subject to repurchase by the Company and $303,300 is recorded as an accrued expense.

Stock option transactions under the Plan during the years ended December 31, 2001, 2002 and 2003 and the three months ended March 31, 2004 are presented below:

	Number of Shares	Weighted- Average Exercise Prices
Balance at December 31, 2000	770,081	$1.62
Granted	260,750	$5.86
Exercised	(95,493)	$1.42
Canceled/forfeited	(35,626)	$2.50

Balance at December 31, 2001	899,712	$2.83
Granted	193,000	$2.83
Exercised	(10,888)	$1.38
Canceled/forfeited	(62,718)	$1.96

Balance at December 31, 2002	1,019,106	$2.78
Granted	876,625	$1.08
Exercised	(7,143)	$2.76
Canceled/forfeited	(34,500)	$3.80

Balance at December 31, 2003	1,854,088	$1.95
Granted (unaudited)	165,250	$1.61
Exercised (unaudited)	(338,779)	$1.15
Canceled/forfeited (unaudited)	(969)	$6.84

Balance at March 31, 2004 (unaudited)	1,679,590	$2.08

ACADIA PHARMACEUTICALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At December 31, 2001, 2002 and 2003 and March 31, 2004, there were 403,966, 708,754, 1,573,872 and 1,383,405 options exercisable, respectively. Were these options to be exercised, 110,000, 822,241 and 886,616 shares would be subject to repurchase by the Company at December 31, 2002 and 2003 and March 31, 2004, respectively.

The following table summarizes information about stock options outstanding at March 31, 2004 (unaudited):

Options Outstanding				Options Exercisable
Range of Exercise Prices	Number of Shares	Weighted- Average Remaining Contractual Life	Weighted- Average Exercise Price	Number of Shares	Weighted- Average Exercise Price
$0.02–$0.50	59,167	3.0	$0.29	62,416	$0.30
$0.80–$1.20	805,034	7.6	$1.10	642,063	$1.10
$1.50–$2.00	519,951	7.1	$1.78	475,178	$1.79
$3.00–$4.00	166,792	7.2	$3.82	131,576	$3.81
$8.00	128,646	7.9	$8.00	72,172	$8.00

	1,679,590			1,383,405

The weighted average fair value of options granted during the years ended December 31, 2001, 2002 and 2003 and the three months ended March 31, 2003 and 2004 was approximately $9.52, $2.44, $3.80, $1.22 and $11.90, respectively.

During the years ended December 31, 2002 and 2003 and the three months ended March 31, 2003 and 2004, in connection with the grant of various stock options to employees, the Company recorded unearned stock-based compensation, net of forfeitures, of $(32,400), $3,049,600, $119,500 and $1,745,700, respectively, representing the difference between the exercise price and the estimated market value of the Company’s common stock on the date such stock options were granted. Unearned stock-based compensation is included as a component of stockholders’ deficit and is being amortized to expense over the vesting period of the options in accordance with FASB Interpretation No. 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans. During the years ended December 31, 2001, 2002 and 2003 and the three months ended March 31, 2003 and 2004, the Company recorded amortization of unearned stock-based compensation expense of $2,176,000, $1,252,800, $1,306,400, $228,100 and $630,100, respectively.

During the years ended December 31, 2001, 2002 and 2003 and the three months ended March 31, 2003 and 2004, in connection with the grant of stock options to consultants, the Company recorded credits of $29,000, $90,200, expense of $86,100, credit of $3,100 and expense of $65,100, respectively. For purposes of determining this compensation expense, the fair value of each option grant is estimated on the measurement date using the Black-Scholes option pricing model with the following assumptions used for the years ended December 31, 2001, 2002 and 2003 and the three months ended March 31, 2003 and 2004: dividend yield of 0.0 percent; volatility of 100 percent; and contractual life of ten years for all periods. Risk free interest rates of 6 percent, 6 percent, 4 percent, 6 percent and 4 percent were assumed for the years ended December 31, 2001, 2002 and 2003 and the three months ended March 31, 2003 and 2004, respectively.

ACADIA PHARMACEUTICALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Common Stock Reserved For Future Issuance

At March 31, 2004, a total of 9,900,913 shares of common stock have been reserved for conversion or reclassification of preferred stock into common stock. In addition, 1,679,590 and 74,073 shares of common stock have been reserved for issuance upon the exercise of stock options and warrants, respectively.

8. 401(k) Plan

Effective January 1997, the Company established a deferred compensation plan (the “401(k) Plan”) pursuant to Section 401(k) of the Internal Revenue Code, whereby substantially all employees are eligible to contribute up to 60 percent of their pretax earnings, not to exceed amounts allowed under the code. The Company makes contributions to the 401(k) Plan equal to 100 percent of the employees’ pretax contributions up to 5 percent of their eligible compensation. The Company’s total contributions to the 401(k) Plan were $202,000, $214,100, $204,700, $52,500 and $72,500 for the years ended December 31, 2001, 2002 and 2003 and three months ended March 31, 2003 and 2004, respectively.

9. Income Taxes

At December 31, 2003, the Company has both federal and state net operating loss carryforwards of approximately $46,900,000 and $13,600,000, respectively, which begin to expire in 2013 and 2005, respectively. The Company has $1,188,000 of federal research and development credit carryforwards that begin to expire in 2004. The Company also has foreign net operating loss carryforwards of approximately $5,100,000 that begin to expire in 2004. In certain circumstances, as specified in the Internal Revenue Code, an ownership change of fifty percent or more by certain combinations of the Company’s stockholders during any three year period could result in an annual limitation on the Company’s ability to utilize portions of the domestic net operating loss and research and development credit carryforwards.

The components of the deferred tax asset are as follows:

	2002	2003
Net operating loss carryforwards	$13,412,300	$18,280,700
Research and development credit carryforwards	2,361,700	2,609,100
Purchased intellectual property	1,229,700	1,141,900
Property and equipment	567,400	1,109,200
Capitalized research and development	881,200	1,631,100
Other	211,000	537,100

	18,663,300	25,309,100
Valuation allowance	(18,663,300)	(25,309,100)

	$—	$—

Realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Accordingly, the net deferred tax assets have been fully offset by a valuation allowance.

ACADIA PHARMACEUTICALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A reconciliation of income taxes to the amount computed by applying the statutory federal income tax rate to the net loss is summarized as follows:

	2001	2002	2003
Amounts computed at statutory federal rate	$(4,897,600)	$(4,375,300)	$(4,791,200)
Permanent Differences	729,900	456,600	473,400
Federal research and development credits	(235,600)	(261,900)	(254,100)
Change in valuation allowance of deferred tax assets	5,209,900	4,833,700	5,650,300
State taxes	(624,200)	(762,700)	(1,011,600)
Foreign tax rate difference	45,100	(4,600)	(14,800)
Other	(227,500)	114,200	(52,000)

	$—	$—	$—

10. Commitments

The Company and its subsidiary lease office/laboratory facilities and certain equipment under noncancelable operating leases that expire at various dates through November 2007. Under the terms of the facilities leases, the Company is required to pay its proportionate share of property taxes, insurance and normal maintenance costs.

Future minimum payment obligations under noncancelable operating lease arrangements are as follows at December 31, 2003:

Years Ending
2004	$1,403,500
2005	1,102,700
2006	16,700
2007	15,700

$2,538,600

Rent expense was $1,009,000, $1,128,800 and $1,189,100 for the years ended December 31, 2001, 2002 and 2003, respectively. Facility operating leases contain escalation clauses. The Company recognized rent expense on a straight-line basis over the lease term.

11. Subsequent Events

Initial Public Offering

In February 2004, the Board of Directors authorized management of the Company to file a registration statement with the Securities and Exchange Commission permitting the Company to sell shares of its common stock to the public. If the initial public offering is closed under certain terms, all of the preferred stock outstanding at December 31, 2003 will convert or reclassify into shares of common stock.

ACADIA PHARMACEUTICALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2004 Equity Incentive Plan

In February 2004, the Board of Directors approved the 2004 equity incentive plan. Adoption of the 2004 equity incentive plan is subject to stockholder approval and will be effective upon the closing of the initial public offering.

2004 Employee Stock Purchase Plan

In February 2004, the Board of Directors approved the 2004 employee stock purchase plan. Adoption of the 2004 employee stock purchase plan is subject to stockholder approval and will be effective upon the closing of the initial public offering.

12. Subsequent Event—Reverse Stock Split

Amendment to Amended and Restated Certificate of Incorporation

On April 30, 2004, the Board of Directors approved the amendment and restatement of the Company’s Amended and Restated Certificate of Incorporation to be filed prior to the closing of the initial public offering to, among other things, effect a 1-for-2 reverse stock split of the outstanding preferred and common stock and modify the definition of “Qualified Offering” to facilitate the initial public offering. The accompanying financial statements give retroactive effect to the 1-for-2 reverse stock split for all periods presented.

13. Unaudited Subsequent Events

The Stanley Medical Research Institute

On May 3, 2004, the Company entered into a development agreement with The Stanley Medical Research Institute, or SMRI, a leading nonprofit organization that supports research on the treatment of schizophrenia. Under this agreement, the Company is entitled to receive up to $5 million in funding to support the further development of the Company’s compound for the treatment of schizophrenia. Assuming the successful development and commercialization of the compound, the Company is required to pay to SMRI royalties on product sales up to a specified level. SMRI may terminate this agreement in selected instances, including if the Company enters into a strategic alliance covering the compound or does not reasonably progress its development. In connection with this agreement, we issued a $1 million convertible promissory note to SMRI. The note bears interest at 9% per annum. The principal and accrued interest under the note will automatically convert into shares of the Company’s common stock upon the closing of an initial public offering at a conversion price equal to the price per share in the offering. The note is due and payable in November 2005 if an initial public offering of our common stock or other conversion event has not occurred.

Facility Lease

Subject to the satisfaction of specified conditions, which include successfully obtaining required approvals and permits, the Company has agreed to lease a new facility to replace its current facility near Copenhagen. If the conditions are satisfied for the Company to enter into the new lease, the lease would commence in June 2005 and would require the Company to pay annual rent of approximately $925,000 for a ten-year period.

5,000,000 Shares

Common Stock

Prospectus

                        , 2004

Banc of America Securities LLC Piper Jaffray JMP Securities Adams, Harkness & Hill, Inc.

Until                         , 2004, all dealers that buy, sell or trade the common stock may be required to deliver a prospectus, regardless of whether they are participating in this offering. This is in addition to the dealer’s obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of common stock being registered. All amounts are estimates except the registration fee and the NASD filing fee.

Amount To Be Paid
Registration fee	$10,928
NASD fee	9,125
Nasdaq National Market listing fee	100,000
Printing and engraving	175,000
Legal fees and expenses	550,000
Accounting fees and expenses	250,000
Blue sky fees and expenses	10,000
Transfer agent fees	25,000
Miscellaneous	169,947

Total	$1,300,000

Item 14. Indemnification of Directors and Officers

Section 102 of the Delaware General Corporation Law allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit.

Section 145 of the Delaware General Corporation Law provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his conduct was unlawful; provided that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court determines that such indemnification is proper under the circumstances.

The Registrant’s amended and restated certificate of incorporation and bylaws includes provisions that indemnify directors and officers of the corporation for actions taken in such capacity, if the actions were taken in good faith and in a manner reasonably believed to be in the best interests of the corporation and, in a criminal proceeding, the director of officer had no reasonable cause to believe that his conduct was unlawful. A director or officer who is successful in defending a claim will be indemnified for all expenses incurred in connection with his defense. In connection with this offering, the Registrant is entering into indemnification agreements with its officers and directors that require the Registrant to indemnify such persons against any and all expenses (including attorneys’ fees), witness fees, damages, judgments, fines, settlements and other amounts incurred in connection with any action, suit or proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was or at any time becomes a director, an officer or an employee of the Registrant or any of its affiliated enterprises, provided that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to our best interest and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful.

The form of underwriting agreement to be filed as Exhibit 1.1 to this registration statement will provide for indemnification for the underwriters and their controlling persons, on the one hand and of the Registrant and its controlling persons on the other hand, for certain liabilities arising under the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, or otherwise.

We maintain directors and officers insurance providing indemnification for certain of our directors, officers, affiliates, partners or employees for certain liabilities.

Item 15. Recent Sales of Unregistered Securities

Since January 1, 2001, the Registrant has sold and issued the following unregistered securities:

1.	On October 26, 2001, the Registrant issued an aggregate of 269,811 shares of its common stock to the VækstFonden (The Danish Fund for Industrial Growth, “Growth Fund”) in retirement of the aggregate outstanding loan and accrued interest balance of $5,916,900 due the Growth Fund.

2.	On May 31, 2002, the Registrant borrowed $5,000,000 from GATX Ventures Inc. under a secured promissory note issued pursuant to a venture loan and security agreement. In connection with such loan, the Registrant issued warrants to purchase an aggregate of 74,073 shares of its Series F Preferred Stock. The warrants have an exercise price of $8.10 per share and expire on May 31, 2012. Upon the closing of this offering, the warrants will be exercisable for 74,073 shares of the Registrant’s common stock. The fair value of the warrants at the time of grant was determined by management to be $304,000.

3.	On March 27, 2003 and May 30, 2003, the Registrant issued an aggregate of 5,212,962 shares of its Series F preferred stock to 15 accredited investors for an aggregate purchase price of $28,150,000. The shares of Series F preferred stock were sold were issued under a Series F preferred stock purchase agreement dated March 27, 2003. The Registrant also issued 375,000 shares of Series E preferred stock in connection with its Series F preferred stock financing. Upon the closing of this offering, each share of Series E preferred stock and Series F preferred stock will be converted into one share of the Registrant’s common stock.

4.	As of March 31, 2004, the Registrant has granted options to purchase an aggregate of 2,330,455 shares of our common stock, including options subsequently cancelled that then became available for new option grants, to directors, employees and consultants under the Registrant’s 1997 stock option plan. The exercise prices for such options range from $0.02 to $8.00 per share. As of March 31, 2004, the Registrant has issued an aggregate of 650,858 shares of common stock upon the exercise of stock options under the Registrant’s 1997 stock option plan.

5.	On May 3, 2004, the Registrant issued to The Stanley Medical Research Institute a convertible promissory note in the aggregate principal amount of $1 million. The note bears interest at 9% per annum. The principal and accrued interest under the note will automatically convert into shares of the Registrant’s common stock upon the closing of this offering at a conversion price equal to the price per share in the offering.

The offers, sales and issuances of these securities were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act, and/or Regulation D promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act, as transactions by an issuer not involving a public offering or transactions under compensatory benefit plans and contracts relating to compensation as provided under such Rule 701. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates issued in such transactions. All recipients had adequate access, through employment or other relationships, to information about the Registrant.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits

Exhibit Number	Description of Document
1.1(4)	Form of Underwriting Agreement

3.1(4)	Registrant’s Amended and Restated Certificate of Incorporation, as currently in effect

3.2(2)(4)	Form of Registrant’s Amended and Restated Certificate of Incorporation, to be filed immediately prior to the effectiveness of this offering

3.3(2)(4)	Form of Registrant’s Amended and Restated Certificate of Incorporation, to be effective upon the closing of this offering (previously filed as Exhibit 3.2)

3.4(4)	Registrant’s Bylaws, as amended, as currently in effect (previously filed as Exhibit 3.3)

3.5(4)	Form of Registrant’s Amended and Restated Bylaws, to be effective upon the effectiveness of this offering (previously filed as Exhibit 3.4)

4.1	Form of common stock certificate of Registrant (incorporated by reference to Exhibit 4.1 to Registration Statement No. 333-52492, dated December 21, 2000)

4.2(4)	Amended and Restated Stockholders Agreement, dated March 27, 2003, by and among the Registrant and the stockholders named therein

4.3(4)	Form of Warrants to Purchase Preferred Stock issued to GATX Ventures on May 31, 2002

4.4(4)	Convertible Promissory Note issued to The Stanley Medical Research Institute on May 3, 2004

5.1(4)	Opinion of Cooley Godward LLP

10.1(4)	Form of Indemnity Agreement for directors and officers

10.2(4)	1997 Stock Option Plan and forms of agreement thereunder

10.3(4)	2004 Equity Incentive Plan and forms of agreement thereunder

10.4(4)	2004 Employee Stock Purchase Plan and initial offering thereunder

10.5(4)	401(k) Plan

10.6	Employment Letter Agreement, dated December 21, 1998, between the Registrant and Uli Hacksell, Ph.D. (incorporated by reference to Exhibit 10.7 to Registration Statement No. 333-52492, dated December 21, 2000)

10.7	Employment Agreement, dated January 31, 1997, between the Registrant and Mark R. Brann, Ph.D. (incorporated by reference to Exhibit 10.8 to Registration Statement No. 333-52492, dated December 21, 2000)

10.8	Employment Letter Agreement, dated March 4, 1998, between the Registrant and Thomas H. Aasen (incorporated by reference to Exhibit 10.9 to Registration Statement No. 333-52492, dated December 21, 2000)

10.9(4)	Employment Letter Agreement, dated February 1, 2001, between the Registrant and Robert E. Davis, Ph.D.

10.10(4)	Employment Letter Agreement, dated January 3, 2001, between the Registrant and Douglas E. Richards

10.11(4)	Employment Contract, dated November 21, 2000, between the Registrant and Bo-Ragner Tolf, Ph.D.

Exhibit Number	Description of Document

10.12(3)	Collaborative Research, Development and License Agreement, dated September 24, 1997, by and among the Registrant, Allergan, Inc. and Vision Pharmaceuticals L.P. (now Allergan Sales, Inc.) (incorporated by reference to Exhibit 10.14 to Registration Statement No. 333-52492, dated December 21, 2000)
10.13(3)(4)	Amendment to Collaboration Research, Development and License Agreement, dated March 27, 2003, by and among the Registrant, Allergan Sales LLC (as successor in interest of Vision Pharmaceuticals L.P.) and Allergan, Inc.

10.14(3)	Collaborative Research, Development and License Agreement, dated July 26, 1999, by and among the Registrant and Allergan, Inc., Allergan Pharmaceuticals (Ireland) Limited, Inc. and Allergan Sales, Inc. (incorporated by reference to Exhibit 10.15 to Registration Statement No. 333-52492, dated December 21, 2000)

10.15(3)(4)	Collaborative Research, Development and License Agreement, dated March 27, 2003, by and among the Registrant, Allergan, Inc. and Allergan Sales, Inc.

10.16	Standard Industrial/Commercial Single-Tenant Lease-Net, dated August 15, 1997, between the Registrant and R.G. Harris Co. (incorporated by reference to Exhibit 10.18 to Registration Statement No. 333-52492, dated December 21, 2000)

10.17	Assignment of Brann Intellectual Property Rights, dated January 29, 1997, by Mark R. Brann in favor of the Registrant. (incorporated by reference to Exhibit 10.17 to Registration Statement No. 333-52492, dated December 21, 2000)

10.18(3)(4)	Development Agreement, dated May 3, 2004, between the Registrant and The Stanley Medical Research Institute

10.19(4)	General Agreement, dated April 22, 2004, between the Registrant and Medeon Fastigheter AB

21.1(4)	List of subsidiaries of the Registrant

23.1	Consent of Independent Accountants

23.2(4)	Consent of Counsel (included in Exhibit 5.1)

24.1(4)	Power of Attorney

(1)	To be filed by amendment.
(2)	As proposed to be filed with the Secretary of State of the State of Delaware.
(3)	We have applied for confidential treatment of certain provisions of this exhibit with the SEC. The confidential portions of this exhibit are marked by an asterisk and have been omitted and filed separately with the SEC pursuant to our request for confidential treatment.
(4)	Previously filed.

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings

The undersigned Registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to provisions described in Item 14 or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the Securities Act of 1933, the Registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on May 20, 2004.

ACADIA PHARMACEUTICALS INC.

By:	/s/ ULI HACKSELL

Uli Hacksell Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this amendment no. 5 to the registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ ULI HACKSELL Uli Hacksell	Chief Executive Officer and Director (Principal executive officer)	May 20, 2004

/s/ THOMAS H. AASEN Thomas H. Aasen	Vice President, Chief Financial Officer, Treasurer and Secretary (Principal financial and accounting officer)	May 20, 2004

* Mark R. Brann	President, Chief Scientific Officer and Director	May 20, 2004

* Leslie L. Iversen	Chairman of the Board	May 20, 2004

* Gordon Binder	Director	May 20, 2004

* Carl L. Gordon	Director	May 20, 2004

* Lester J. Kaplan	Director	May 20, 2004

* Torsten Rasmussen	Director	May 20, 2004

* Martien van Osch	Director	May 20, 2004

* Alan Walton	Director	May 20, 2004

*By:	/s/ THOMAS H. AASEN

Thomas H. Aasen Attorney in fact

EXHIBIT INDEX

Exhibit Number	Description of Document
1.1(4)	Form of Underwriting Agreement

3.1(4)	Registrant’s Amended and Restated Certificate of Incorporation, as currently in effect

3.2(2)(4)	Form of Registrant’s Amended and Restated Certificate of Incorporation, to be filed immediately prior to the effectiveness of this offering

3.3(2)(4)	Form of Registrant’s Amended and Restated Certificate of Incorporation, to be effective upon the closing of this offering (previously filed as Exhibit 3.2)

3.4(4)	Registrant’s Bylaws, as amended, as currently in effect (previously filed as Exhibit 3.3)

3.5(4)	Form of Registrant’s Amended and Restated Bylaws, to be effective upon the effectiveness of this offering (previously filed as Exhibit 3.4)

4.1	Form of common stock certificate of Registrant (incorporated by reference to Exhibit 4.1 to Registration Statement No. 333-52492, dated December 21, 2000)

4.2(4)	Amended and Restated Stockholders Agreement, dated March 27, 2003, by and among the Registrant and the stockholders named therein

4.3(4)	Form of Warrants to Purchase Preferred Stock issued to GATX Ventures on May 31, 2002

4.4(4)	Convertible Promissory Note issued to The Stanley Medical Research Institute on May 3, 2004

5.1(4)	Opinion of Cooley Godward LLP

10.1(4)	Form of Indemnity Agreement for directors and officers

10.2(4)	1997 Stock Option Plan and forms of agreement thereunder

10.3(4)	2004 Equity Incentive Plan and forms of agreement thereunder

10.4(4)	2004 Employee Stock Purchase Plan and initial offering thereunder

10.5(4)	401(k) Plan

10.6	Employment Letter Agreement, dated December 21, 1998, between the Registrant and Uli Hacksell, Ph.D. (incorporated by reference to Exhibit 10.7 to Registration Statement No. 333-52492, dated December 21, 2000)

10.7	Employment Agreement, dated January 31, 1997, between the Registrant and Mark R. Brann, Ph.D. (incorporated by reference to Exhibit 10.8 to Registration Statement No. 333-52492, dated December 21, 2000)

10.8	Employment Letter Agreement, dated March 4, 1998, between the Registrant and Thomas H. Aasen (incorporated by reference to Exhibit 10.9 to Registration Statement No. 333-52492, dated December 21, 2000)

10.9(4)	Employment Letter Agreement, dated February 1, 2001, between the Registrant and Robert E. Davis, Ph.D.

10.10(4)	Employment Letter Agreement, dated January 3, 2001, between the Registrant and Douglas E. Richards

10.11(4)	Employment Contract, dated November 21, 2000, between the Registrant and Bo-Ragner Tolf, Ph.D.

10.12(3)	Collaborative Research, Development and License Agreement, dated September 24, 1997, by and among the Registrant, Allergan, Inc. and Vision Pharmaceuticals L.P. (now Allergan Sales, Inc.) (incorporated by reference to Exhibit 10.14 to Registration Statement No. 333-52492, dated December 21, 2000)

Exhibit Number	Description of Document
10.13(3)(4)	Amendment to Collaboration Research, Development and License Agreement, dated March 27, 2003, by and among the Registrant, Allergan Sales LLC (as successor in interest of Vision Pharmaceuticals L.P.) and Allergan, Inc.

10.14(3)	Collaborative Research, Development and License Agreement, dated July 26, 1999, by and among the Registrant and Allergan, Inc., Allergan Pharmaceuticals (Ireland) Limited, Inc. and Allergan Sales, Inc. (incorporated by reference to Exhibit 10.15 to Registration Statement No. 333-52492, dated December 21, 2000)

10.15(3)(4)	Collaborative Research, Development and License Agreement, dated March 27, 2003, by and among the Registrant, Allergan, Inc. and Allergan Sales, Inc.

10.16	Standard Industrial/Commercial Single-Tenant Lease-Net, dated August 15, 1997, between the Registrant and R.G. Harris Co. (incorporated by reference to Exhibit 10.18 to Registration Statement No. 333-52492, dated December 21, 2000)

10.17	Assignment of Brann Intellectual Property Rights, dated January 29, 1997, by Mark R. Brann in favor of the Registrant. (incorporated by reference to Exhibit 10.17 to Registration Statement No. 333-52492, dated December 21, 2000)

10.18(3)(4)	Development Agreement, dated May 3, 2004, between the Registrant and The Stanley Medical Research Institute

10.19(4)	General Agreement, dated April 22, 2004, between the Registrant and Medeon Fastigheter AB

21.1(4)	List of subsidiaries of the Registrant

23.1	Consent of Independent Accountants

23.2(4)	Consent of Counsel (included in Exhibit 5.1)

24.1(4)	Power of Attorney

(1)	To be filed by amendment.
(2)	As proposed to be filed with the Secretary of State of the State of Delaware prior to the effectiveness of the offering.
(3)	We have applied for confidential treatment of certain provisions of this exhibit with the SEC. The confidential portions of this exhibit are marked by an asterisk and have been omitted and filed separately with the SEC pursuant to our request for confidential treatment.
(4)	Previously filed.